Exhibit 99.11

Exhibit 99.11 2021 Ontario Economic Outlook and Fiscal Review Build Ontario The Honourable Peter Bethlenfalvy MINISTER OF FINANCE Ontario

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Ce document est disponible en français sous le titre:

Perspectives économiques et revue financière de l’Ontario 2021 : Bâtir l’Ontario – Documents d’information

Minister’s Foreword and Introduction

Minister’s Foreword and Introduction

Ontario has faced a once-in-a-lifetime crisis. A crisis that placed an incredible burden on our health care system, our economy, our families and our communities.

But in the face of these unprecedented and unpredictable challenges, the people of Ontario have shown true compassion and resolve.

They sacrificed in their day-to-day lives to protect our hospital capacity and keep one another safe.

They rallied to support the most vulnerable.

They showed true Ontario Spirit.

And when the miracle of vaccines arrived, not only did they roll up their sleeves to get their own shot.

They volunteered to help others get vaccinated as well.

To date, over 83 per cent of eligible people have received two doses of the vaccine.

And thanks to this incredible Team Ontario effort, we have safely and successfully begun to reopen Ontario.

Restaurants have welcomed back patrons for indoor dining.

Gyms and theatres, salons and stadiums, are back in business.

And teachers and students have returned to the classroom.

Our success belongs to our heroic health care workers. To our dedicated volunteers. To everyone who stepped up in this fight against COVID-19.

And under the leadership of Premier Ford, our government has been there every step of the way.

Making every resource available to support their efforts against COVID-19.

The 2021 Ontario Economic Outlook and Fiscal Review continues to make $51 billion in supports available to fight the COVID-19 pandemic and promote economic recovery.

This includes making available $1 billion for a provincewide vaccination plan that has seen Ontario achieve one of the highest rates of vaccination in the world.

Minister’s Foreword and Introduction

Investing over $5 billion to support hospitals, creating more than 3,100 new and additional hospital beds, since the beginning of the pandemic.

Supporting the safe reopening and operation of over 4,800 schools with over $1.6 billion in additional COVID-19 supports, including funding for improved ventilation and enhanced cleaning.

Over $1.5 billion to protect our loved ones in Ontario’s 626 long-term care homes.

And $3 billion in urgent and unprecedented support to over 110,000 small businesses.

Now we are in a position to gradually lift all remaining public health measures in the upcoming months, while continuing to assess key public health indicators.

We have made incredible progress, but the job is not done.

This is a plan for Protecting Our Progress against the pandemic.

And it’s a plan that looks to the future. It’s a plan to Build Ontario.

Minister’s Foreword and Introduction

Protecting Our Progress

Throughout the pandemic, our government has ensured that our frontline health care heroes had the resources they needed to confront this threat.

And when vaccines arrived in Ontario, we made more than $1 billion available for a provincewide vaccination plan, helping to ensure that shots were available in clinics, pharmacies and public health units across Ontario. As of October 18, 2021, over 10 million or 83 per cent of eligible individuals have been fully vaccinated with both doses of the COVID-19 vaccine.

But there is still work to do. The pandemic revealed years of neglect in our health and long-term care system.

And so our government is Protecting Our Progress.

Our government has a plan:

•

To ensure hospitals continue to provide high-quality patient care by investing over $1.8 billion in 2021–22 to support 3,100 beds, reduce surgical and diagnostic imaging backlogs and help hospitals keep pace with patient needs.

•	To add and upskill over 5,000 registered nurses and registered practical nurses, and 8,000 personal support workers to our hospital and health care system by investing $342 million.

•	To hire 225 nurse practitioners in the long-term care sector by investing $57.6 million, beginning in 2022–23.

•

To expand mental health and addictions support by investing $12.4 million over two years for frontline health and long-term care workers, whose service on the front lines of the pandemic has taken a toll on their physical and mental well-being.

•	To expand home and community care by investing $548.5 million over three years, to help hospitalized patients continue their recovery and rehabilitation at home, where they are most comfortable.

•

To increase enforcement capacity in long-term care homes, including hiring 156 additional inspectors to double the number of inspectors across the province by 2022–23. This investment will improve sector accountability and will help to ensure every long-term care resident experiences the best possible quality of life, supported by safe, high-quality care.

v

Minister’s Foreword and Introduction

Building Ontario

Our government is laying the foundation for economic recovery, growth and job creation in every corner of our province. For too long, previous governments have allowed important projects to get bogged down in red tape.

They said no to building the highways, roads and transit that will reduce gridlock and get Ontario moving again. They did not do enough to fund high-speed internet.

Tomorrow’s prosperity depends on getting shovels in the ground today.

Our government is Building Ontario.

Our government has a plan:

•

To fight gridlock and get Ontario moving again by investing in the construction of the Bradford Bypass, committing to build Highway 413, and making new investments in our highway rehabilitation and renewal program.

•	To invest an additional $1 billion over the next five years in critical road, bridge, water, wastewater and stormwater projects in communities across Ontario.

•	To work with First Nations and Northern communities to build the roads that will unlock the economic potential of the Ring of Fire.

•

To support growing demands on the health care system by committing $30.2 billion over the next 10 years to build hospital infrastructure and to address longstanding challenges that stand in the way of patient care.

•

To invest $3.7 billion, beginning in 2024–25, to build an additional 10,000 new long-term care beds and upgrade over 12,000 existing beds. This would bring total funding to $6.4 billion since spring 2019 — a historic investment that will lead to more than 30,000 net new beds and about 28,000 upgraded long-term care spaces across the province.

•

To continue our rapid progress on the largest subway expansion in Ontario history, including the Ontario Line, the three-stop Scarborough Subway Extension, the Eglinton Crosstown Extension and the Yonge North Subway Extension.

•	To build new transit-oriented communities to bring more jobs and housing closer to transit, while reducing gridlock and the cost of building infrastructure for taxpayers.

Minister’s Foreword and Introduction

Working for Workers

During the pandemic, essential workers kept store shelves stocked, our supply chains strong and built the life-saving equipment that supported our health care system.

But for too long, the workers of our province have been taken for granted. Under previous governments, well-paying manufacturing jobs left our province in droves. Take-home pay for many workers has not kept up with rising costs.

During the pandemic, the workers of Ontario had our back. And our government has theirs. We want Ontario workers in a race to the top, not a race to the bottom.

By increasing take-home pay, providing the opportunity to pursue new careers, and creating the right environment for job creation, our government is Working for Workers.

Our government has a plan:

•	To raise the minimum wage for Ontario’s workers to ensure take-home pay can keep up with rising costs while supporting those who helped keep our economy moving throughout the pandemic.

•

To build on Ontario’s $288.2 million investment announced in the 2021 Budget for this year, by investing an additional $90.3 million to enhance its Skilled Trades Strategy over a three-year period to encourage more young people to pursue rewarding careers in the trades.

•	To propose an extension of the Ontario Jobs Training Tax Credit and to expand the Second Career program, which supports workers who have limited prior work experience and need training to get a job.

•

To invest $40 million in a new Advanced Manufacturing and Innovation Competitiveness stream of the Regional Development Program to help attract investment and create stable, well-paying manufacturing jobs for Ontario workers.

•

To help Ontario’s vibrant tourism sector, and the workers it supports, recover from the COVID-19 pandemic while helping Ontario families get out and explore what our province has to offer through a proposed Ontario Staycation Tax Credit.

•	To bring manufacturing jobs, including automotive manufacturing jobs, back to Ontario by reducing red tape, supporting innovation and leveraging Ontario’s highly skilled workers.

Minister’s Foreword and Introduction

Our government recognizes that the pandemic is not over, which is why protecting our progress, and people’s health, remains our top priority.

And the qualities that saw our province through the worst days of the COVID-19 pandemic — the spirit of the people of this province — will see us to a brighter, more prosperous future.

Our government has a plan for building a health care and long-term care system that delivers the quality of care that our loved ones deserve.

For building the highways, hospitals, housing and high-speed internet that will lay the foundation for future economic growth.

For building up workers, families, young people and newcomers who are all looking for opportunity in the economic engine of Canada.

And for acting as a prudent, responsible manager of the province’s finances, working towards a recovery that is driven by growth, not tax increases.

So our children and grandchildren will have the same opportunities enjoyed by previous generations.

It’s a plan to Build Ontario into the best place in the world to do business, work and raise a family.

That is our commitment to you — The People.

Original signed by

The Honourable Peter Bethlenfalvy
Minister of Finance

Contents

Contents

Minister’s Foreword and Introduction

Minister’s Foreword and Introduction	iii

Protecting Our Progress	v

Building Ontario	vi

Working for Workers	vii

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief	4

Ontario’s Economic Outlook	5

Managing Ontario’s Finances Responsibly	6

Ontario’s Fiscal Plan	8

Revenue Outlook Over the Medium Term	9

Program Expense Outlook Over the Medium Term	9

Other Fiscal Plan Assumptions	9

Economic Outlook Scenarios	10

Borrowing and Debt Management	12

Ontario’s Capital Plan	15

Chapter 1: Build Ontario

Section A: Protecting Our Progress

Introduction	21

Protecting People’s Health	25

The Team Ontario Vaccine Campaign	25

Ontario’s COVID-19 Testing Strategy	26

Supporting Hospitals through the Pandemic	27

Reducing the Surgical Backlog and Supporting Surgical Recovery in Hospitals	28

Building Up the Health Sector Workforce	29

Expanding Home Care for COVID-19 Response and Recovery	32

Contents

Protecting Seniors	33

Fixing Long-Term Care	33

Improving Information Sharing to Transition between Long-Term Care and Hospitals	34

Improving Access to Dental Services	35

Protecting People	35

Building on Mental Health and Addictions Investments	35

Providing Additional Support to Retirement Homes	37

Keeping Schools Safe	38

Protecting the Most Vulnerable Populations from COVID-19	39

Supporting People through the Social Services Relief Fund	40

Protecting People from Systemic Racism and Hate	40

Investigating Indian Residential School Burial Sites	41

Protecting the Environment for Future Generations	41

Section B: Building Ontario

Introduction	45

Building Transit and Transportation	47

Building Highway 413	47

Building the Bradford Bypass	48

Building Highways	49

Building Subways	50

Building Transit for Hamilton	52

Funding New Streetcars for the Toronto Transit Commission	52

Building Transit-Oriented Communities	52

Building Two-Way All-Day GO Transit	53

Building the Kitchener GO Rail Expansion	54

Expanding GO Train Service to London	54

Improving Connections to Northern Ontario	54

Building the Ring of Fire	55

Promoting Prosperity in the Far North of Ontario	55

Building the Road to the Ring of Fire Together	56

x

Contents

Building Community Infrastructure	57

Building Better Long-Term Care Beds Faster	59

Accelerated Build Pilot	61

Building New Hospital Infrastructure	61

Building a Revitalized Ontario Place	64

Building Schools and Child Care Spaces	64

Building More Homes	65

Building High-Speed Internet	66

Building Stronger Supply Chains	67

Transforming the Government’s Approach to Real Estate	68

Section C: Working for Workers

Introduction	69

Working for Workers	71

Raising the Minimum Wage	71

Taking Action Against Underground Labour Brokers and Traffickers	72

Working for Skilled Workers	72

Helping Workers Get the Training They Need	72

Building Opportunities in the Skilled Trades	74

Expanding the Second Career Program	76

Enhancing the Skills Development Fund	76

Helping Immigrant Entrepreneurs Find Opportunity	77

Ontario’s Task Force on Women and the Economy	77

Working for Economic Growth	79

Lowering Employer Costs and Supporting Growth	79

Supporting Entrepreneurship and Growth	80

Creating a Single Window for Business	80

Helping Small Businesses Go Digital	80

Working for Tourism, Hospitality, Culture and Sports Workers	81

Improving Administration of the Election Finances Act	84

Investing in Research and Innovation	84

Modernizing Financial Services	85

Modernizing Ontario’s Capital Markets to Attract Investment and Create Jobs	85

Contents

Working with the Investment Management Corporation of Ontario	86

Working for Farmers	86

Working for Manufacturing and Automotive Sector Workers	87

Working for Workers in Every Region	89

Working for Northern Ontario	90

Encouraging Economic Growth in Eastern and Southwestern Ontario	90

Working with Indigenous Partners	91

Working for Ontario’s Francophone Community	91

Chapter 2: Economic Performance and Outlook

Introduction	95

Recent Economic Performance	96

Recovery in Employment	97

Rebound in Key Ontario Economic Indicators	98

Economic Outlook	99

Global Economic Environment	102

Details of Ontario’s Economic Outlook	105

Employment	106

Household Incomes and Spending	107

Consumer Price Inflation	107

Housing	109

Risks to the Outlook	110

Revisions to the Outlook Since the 2021 Budget	111

Economic Outlook Scenarios	113

Contents

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction	117

Key Changes in 2021–22 Since the 2021 Budget	119

Revenue	120

Expense	122

Prudence	126

Medium-Term Fiscal Plan	127

Medium-Term Revenue Outlook	127

Revenue Outlook Scenarios	129

Medium-Term Expense Outlook	131

Prudence	135

Transparency and Risks	136

Details of Ontario’s Finances	137

Chapter 4: Borrowing and Debt Management

Introduction	151

Borrowing Program	152

Green Bond Program	156

Cost of Debt	157

Term of Debt	160

Ensuring Adequate Liquidity Levels	161

Progress on the Debt Burden Reduction Strategy	162

Contents

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview	165

Introducing the Ontario Staycation Tax Credit	167

Extending the Ontario Jobs Training Tax Credit	168

Extending the Ontario Seniors’ Home Safety Tax Credit	169

Fighting Financial Crimes and Tax Evasion	170

Individual with Significant Control	171

Information Requirements	171

Property Tax Stability and Competitiveness	172

Enhancing Assessment Accuracy and Stability	173

Supporting a Competitive Business Environment	175

Strengthening the Governance and Accountability of the Municipal Property Assessment Corporation	176

Summary of Measures	177

Technical Amendments	178

A Plan Informed by the People	179

Contents

List of Tables

Ontario’s Economic and Fiscal Outlook in Brief

Summary of Ontario’s Economic Outlook	5

Ontario’s Medium-Term Fiscal Plan – Details	8

Ontario Real GDP Growth Scenarios	10

2021–22 Borrowing Program and Medium-Term Outlook	13

Infrastructure Expenditures	17

Chapter 2: Economic Performance and Outlook

Table 2.1	Summary of Ontario’s Economic Outlook	95

Table 2.2	Private-Sector Forecasts for Ontario Real GDP Growth	99

Table 2.3	Private-Sector Forecasts for Ontario Nominal GDP Growth	100

Table 2.4	External Factors	104

Table 2.5	The Ontario Economy, 2020 to 2024	105

Table 2.6	Impact of Sustained Changes in Key External Factors on Real GDP Growth	110

Table 2.7	Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2021 Budget Compared with 2021 Ontario Economic Outlook and Fiscal Review	112

Table 2.8	Ontario Real GDP Growth Scenarios	113

Table 2.9	Ontario Nominal GDP Growth Scenarios	113

Contents

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.1	Fiscal Summary	118

Table 3.2	2021–22 In-Year Fiscal Performance	119

Table 3.3	Key Changes to 2021–22 Revenue Projections	120

Table 3.4	Key Changes to 2021–22 Total Expense Projections	122

Table 3.5	Summary of Medium-Term Revenue Outlook	127

Table 3.6	Ontario’s Taxation Revenue Scenarios	129

Table 3.7	Summary of Medium-Term Expense Outlook	131

Table 3.8	Extraordinary Contingencies and COVID-19 Time-Limited Funding	135

Table 3.9	Revenue	137

Table 3.10	Total Expense	139

Table 3.11	Infrastructure Expenditures	145

Table 3.12	Ten-Year Review of Selected Financial and Economic Statistics	146

Chapter 4: Borrowing and Debt Management

Table 4.1	2021–22 Borrowing Program and Medium-Term Outlook	152

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.1	Summary of Measures	177

Contents

List of Charts

Ontario’s Economic and Fiscal Outlook in Brief

Range of Ontario Deficit Outlooks		11

Net Debt-to-GDP		12

Range of Borrowing Outlook Scenarios for Long-Term Borrowing		14

Chapter 1:	Build Ontario

Chart 1.1	Building Up the Health Sector Workforce	29

Chart 1.2	A Fair Federal Share versus the Status Quo	43

Chart 1.3	Examples of Highway Expansion and Rehabilitation Projects	49

Chart 1.4	Building Transit in the Greater Toronto Hamilton Area	51

Chart 1.5	Examples of Local Community Infrastructure Projects	58

Chart 1.6	Building Long-Term Care Beds	60

Chart 1.7	Building Health Care	63

Chart 1.8	Supporting Workers with Their Training Expenses	73

Chart 1.9	Supporting Ontario Tourism	82

Chapter 2:	Economic Performance and Outlook

Chart 2.1	2021 Q2 GDP Decline Follows Rebounds in Previous Three Quarters	96

Chart 2.2	Ontario Labour Market	97

Chart 2.3	Rebound in Key Economic Indicators	98

Chart 2.4	Stronger Nominal GDP Growth Projected in 2021	101

Chart 2.5	Revised GDP Growth Projections for 2021	102

Chart 2.6	10-Year Canadian Bond Rate Projections	103

Chart 2.7	Continued Job Gains Projected	106

Chart 2.8	Private-Sector Forecasters Project Inflation to Moderate	108

Chart 2.9	Ontario Home Resale Market	109

Chart 2.10	Nominal GDP Forecast Comparison	111

Chart 2.11	Range of Ontario GDP Scenario Forecasts	114

Contents

Chapter 3:	Ontario’s Fiscal Plan and Outlook

Chart 3.1	2021 Budget Deficit Outlook Compared to Current Outlook	117

Chart 3.2	Range of Ontario Deficit Outlooks	130

Chart 3.3	Program Expense Growth Excluding COVID-19 Time-Limited Funding	132

Chart 3.4	Composition of Revenue, 2021–22	143

Chart 3.5	Composition of Total Expense, 2021–22	144

Chapter 4:	Borrowing and Debt Management

Chart 4.1	Range of Borrowing Outlook Scenarios for Long-Term Borrowing	153

Chart 4.2	2021–22 Borrowing	154

Chart 4.3	Domestic and International Borrowing	155

Chart 4.4	Green Bond Allocation by Framework Category	156

Chart 4.5	Ontario’s Green Bond Issues	156

Chart 4.6	Effective Interest Rate (Weighted Average) on Total Debt	157

Chart 4.7	Average Annual Ontario Borrowing Rates	158

Chart 4.8	Interest on Debt Expense Forecast	159

Chart 4.9	Weighted-Average Term of Borrowings	160

Chart 4.10	Average Unrestricted Liquid Reserve Levels	161

Chart 4.11	Net Debt-to-GDP	162

Chart 4.12	Net Debt-to-Revenue	163

Chart 4.13	Interest on Debt-to-Revenue	164

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Regular Financial Updates During the COVID-19 Pandemic Reflect the Government’s Commitment to Transparency and Accountability

Consistent with the requirements of the Fiscal Sustainability, Transparency and Accountability Act, 2019, this first section of the 2021 Ontario Economic Outlook and Fiscal Review provides, with clarity and transparency, a description of the financial state of the province. Ontario was the first jurisdiction in Canada to release a fiscal plan that reflected the potential impacts of the COVID-19 pandemic. This is the seventh financial update since the pandemic began, highlighting the government’s commitment to provide regular updates on Ontario’s finances, even during this uncertain economic period.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Protecting people’s health has been the government’s number one priority since the start of the pandemic. This is not just necessary to fight COVID-19 and save lives. It is also the most sensible economic and fiscal policy. There simply cannot be a healthy economy without healthy people.

The 2021 Ontario Economic Outlook and Fiscal Review continues to make $51 billion in supports available to fight the COVID-19 pandemic and promote economic recovery.

Ontario’s economy is recovering from the effects of the COVID-19 pandemic and is poised to keep growing. For 2021–22, the government is projecting a deficit of $21.5 billion, $11.6 billion lower than the outlook published in the 2021 Budget. This improvement reflects a stronger economic growth outlook, as well as more recent information about the impact of COVID-19 on the province’s finances. While there are reasons for optimism, the government continues to maintain fiscal flexibility given the continued uncertainty. This remains the prudent, responsible approach as Ontario moves cautiously towards fiscal recovery.

Over the medium term, the government is forecasting deficits of $19.6 billion in 2022–23 and $12.9 billion in 2023–24, an improvement of $8.1 billion and $7.2 billion, respectively, relative to the outlook presented in the 2021 Budget. While the current levels of government spending are necessary due to COVID-19, long-term prudent planning will help Ontario’s fiscal recovery and preserve the government’s ability to respond to future needs.

Ontario’s 2021–22 net debt-to-Gross Domestic Product (GDP) ratio is now forecast to be 43.4 per cent, 5.4 percentage points lower than the 48.8 per cent projected in the 2021 Budget. In addition, Ontario is projected to pay $13.0 billion in interest costs in 2021–22, down from the 2021 Budget forecast of $13.1 billion.

As with any forecast, there are numerous risks that are taken into consideration when determining the Province’s fiscal framework. The 2021 Ontario Economic Outlook and Fiscal Review is being released when global economic conditions remain highly uncertain, and there are a variety of factors beyond the Province’s control that may continue to impact the economic and fiscal outlook.

Acknowledging the continued uncertainty related to the global COVID-19 pandemic, the government plans to provide an updated fiscal recovery plan in the 2022 Budget. Given the high degree of economic uncertainty, the Ontario Ministry of Finance has again developed Faster Growth and Slower Growth scenarios that the economy could take over the next several years, to provide people with more transparency about how alternative economic scenarios could impact the province’s finances.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic Outlook

Ontario’s real GDP is projected to rise 4.3 per cent in 2021, 4.5 per cent in 2022, 2.6 per cent in 2023 and 2.0 per cent in 2024. For the purposes of prudent fiscal planning, these projections were set slightly below the average of private-sector forecasts.

Summary of Ontario’s Economic Outlook

(Per Cent)

	2020	2021p	2022p	2023p	2024p

Real GDP Growth	(5.1)	4.3	4.5	2.6	2.0

Nominal GDP Growth	(4.6)	9.0	6.6	4.6	4.1

Employment Growth	(4.8)	4.3	3.3	2.0	1.5

CPI Inflation	0.7	3.1	2.6	2.1	1.9

p = Ontario Ministry of Finance planning projection based on external sources.

Sources: Statistics Canada and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

Managing Ontario’s Finances Responsibly

The government is providing the people of Ontario with a transparent look into the province’s finances. Ontario’s prudent approach to fiscal planning helps to ensure that every necessary resource is available in the fight against COVID-19 while recognizing that the future remains uncertain.

The government’s plan is consistent with the Fiscal Sustainability, Transparency and Accountability Act, 2019 and its governing principles that guide Ontario’s fiscal policy.

•  Transparent: The government continues to demonstrate its commitment to transparency through the release of its seventh fiscal update since the beginning of the COVID-19 pandemic. In addition, for the fourth year in a row, the Auditor General of Ontario has provided a clean audit opinion on the Province’s consolidated financial statements.

Maintaining Fiscal Sustainability Ontario is one of just three provinces whose current fiscal policy is estimated to be sustainable over the long term.

Parliamentary Budget Officer Fiscal Sustainability Report 2021[1]

•

Responsible: The government has developed a measured and responsible approach to managing Ontario’s finances that is driven by economic growth, not tax increases, while at the same time is strengthening critical programs and services. Additionally, the government continues to invest in Ontario’s progress in the fight against COVID-19.

•

Flexible: The government’s plan has built in appropriate levels of prudence in the form of contingency funds and a reserve to ensure it has the necessary fiscal flexibility to respond to changing circumstances.

•	Equitable: The government’s plan strengthens critical public services, such as health care for the people of today, and ensures they are maintained for the benefit of future generations.

•

Sustainable: The government is committed to employing a flexible approach to respond to the ongoing risks of COVID-19, while balancing these needs with the long-term sustainability of Ontario’s finances, including the Province’s debt burden. This is reflected in the government’s prudent decision to establish dedicated contingency funds to provide targeted support for critical services and programs, address the extraordinary needs of the people of Ontario and create conditions for long-term growth.

[1]	Parliamentary Budget Officer, Fiscal Sustainability Report 2021, page 3;

https://www.pbo-dpb.gc.ca/en/blog/news/RP-2122-010-S--fiscal-sustainability-report-2021—rapport-viabilite-financiere-2021

Ontario’s Economic and Fiscal Outlook in Brief

Defining Extraordinary Circumstances

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires that the government define the extraordinary circumstances if it plans to run a deficit. As a result of the unforeseen global COVID-19 pandemic, the government is defining the extraordinary circumstance for the planned deficits in the current year and for the medium-term outlook as the necessary response required to protect people’s health and the economy. This has resulted in significant fiscal challenges for governments around the world.

Acknowledging the continued uncertainty of the global pandemic, the government plans to provide an updated recovery plan and debt burden reduction strategy in the 2022 Budget.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Fiscal Plan

In 2021–22, the government is projecting a deficit of $21.5 billion, $11.6 billion lower than the deficit forecast at the time of the 2021 Budget. Over the medium term, the government is forecasting deficits of $19.6 billion in 2022–23 and $12.9 billion in 2023–24, an improvement of $8.1 billion and $7.2 billion, respectively, relative to the outlook presented in the 2021 Budget.

Ontario’s Medium-Term Fiscal Plan — Details ($ Billions)
	Actual	Current Outlook	Medium-Term Outlook
	2020–21	2021–22	2022–23	2023–24
Revenue
Personal Income Tax	40.3	41.3	42.4	44.0
Sales Tax	26.6	31.0	33.2	34.9
Corporations Tax	17.8	17.0	17.3	17.4
Ontario Health Premium	4.3	4.5	4.6	4.7
Education Property Tax	6.0	5.8	5.7	5.8
All Other Taxes	15.8	17.3	17.3	17.6
Total Taxation Revenue	110.9	116.9	120.5	124.4
Government of Canada	33.9	29.7	27.7	28.7
Income from Government Business Enterprises	5.0	4.7	5.5	6.6
Other Non-Tax Revenue	15.1	17.3	17.8	18.2
Total Revenue	164.9	168.6	171.5	178.0

Base Programs[1]
Health Sector	64.4	69.9	71.6	73.2
Education Sector[2]	28.4	30.8	31.3	31.5
Postsecondary Education Sector	9.5	10.7	11.0	11.2
Children’s and Social Services Sector	17.0	17.8	18.0	18.1
Justice Sector	4.7	4.8	4.8	4.8
Other Programs	26.0	31.5	36.3	36.8
Total Base Programs	150.0	165.5	173.0	175.6
COVID-19 Time-Limited Funding	19.1	10.7	3.4	–
Total Programs	169.0	176.1	176.4	175.6
Interest on Debt	12.3	13.0	13.1	13.8
Total Expense	181.3	189.1	189.6	189.5
Surplus/(Deficit) Before Reserve	(16.4)	(20.5)	(18.1)	(11.4)
Reserve	–	1.0	1.5	1.5
Surplus/(Deficit)	(16.4)	(21.5)	(19.6)	(12.9)
Net Debt as a Per Cent of GDP	43.9%	43.4%	43.5%	43.6%
Net Debt as a Per Cent of Revenue	226.5%	238.7%	251.0%	253.3%
Interest on Debt as Per Cent of Revenue	7.4%	7.7%	7.7%	7.8%
[1]

In the 2021 Budget, the government made available COVID-19 Time-Limited Funding. This funding continues to be presented separately in order to transparently capture the temporary nature of these investments.

[2]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

Revenue Outlook Over the Medium Term

Key inputs included in the revenue forecast are:

•	A prudent economic outlook;

•	Existing federal–provincial agreements and funding formulas; and

•	The business plans of government ministries, business enterprises and service organizations.

Details of the revenue outlook are outlined later in this document. See Chapter 3: Ontario’s Fiscal Plan and Outlook for more details.

Program Expense Outlook Over the Medium Term

Between 2021–22 and 2023–24, base program expense is projected to increase every year, growing at an average annual rate of 3.0 per cent as the government continues to invest in programs that serve the people of Ontario. The government is committed to ensuring a strong economic and fiscal recovery, while continuing to invest in critical public services.

At the same time, the Province continues to maintain flexibility to protect people’s health, while creating conditions for sustainable growth, investment and job creation. COVID-19 Time-Limited Funding is projected to be phased out over the outlook, from $10.7 billion in 2021–22 to $3.4 billion in 2022–23, before being fully phased out in 2023–24. Given the unpredictability of the COVID-19 pandemic, some of this funding continues to be available to deploy resources where they are needed most and to support further recovery initiatives.

See Chapter 3: Ontario’s Fiscal Plan and Outlook for further details on the program expense outlook over the medium term.

Other Fiscal Plan Assumptions

The reserve is set at $1.0 billion in 2021–22 and $1.5 billion each year over the medium term.

Net debt-to-GDP for 2021–22 is projected to be 43.4 per cent, 5.4 percentage points lower than the 48.8 per cent forecast in the 2021 Budget. Over the medium term, the net debt-to-GDP ratio is forecast to be 43.5 per cent in 2022–23 and 43.6 per cent in 2023–24, respectively.

Ontario’s Economic and Fiscal Outlook in Brief

Economic Outlook Scenarios

While the planning assumptions for economic growth are reasonable and prudent based on available private-sector forecasts, there are a broad range of factors that could result in economic growth being relatively stronger or weaker. For more details, see Chapter 2: Economic Performance and Outlook. In order to illustrate the high degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios that the economy could take over the next several years. These alternative scenarios should not be considered the best case or the worst case. Rather, they represent possible outcomes in this period of heightened uncertainty.

Ontario Real GDP Growth Scenarios

(Per Cent)
	2021p	2022p	2023p	2024p
Faster Growth Scenario	4.9	6.0	2.9	2.3
Planning Projection	4.3	4.5	2.6	2.0
Slower Growth Scenario	4.0	3.2	2.5	1.9

p = Ontario Ministry of Finance planning projection and alternative scenarios.

Source: Ontario Ministry of Finance.

These economic scenarios illustrate a significant range of risk related to future economic growth. In the Planning Projection and the Slower Growth scenario, the level of real GDP surpasses its pre-pandemic level of the fourth quarter of 2019 by the first quarter of 2022. In the Faster Growth scenario, the pre-pandemic level of real GDP is reached by the fourth quarter of 2021. By the year 2024, the level of real GDP in the Faster Growth scenario is 2.6 per cent higher than in the Planning Projection, while in the Slower Growth scenario the level of real GDP is 1.7 per cent lower.

To reflect additional uncertainty related to the nominal GDP outlook, Faster Growth and Slower Growth scenarios are presented for nominal GDP growth in Chapter 2: Economic Performance and Outlook. Nominal GDP provides a broad measure of growth expected in the provincial tax base. In the event that the alternative economic scenarios materialize, as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result.

Ontario’s Economic and Fiscal Outlook in Brief

Under the Faster Growth scenario, the deficit outlook may improve to $18.7 billion in 2021–22, $13.4 billion in 2022–23, and $4.5 billion in 2023–24. However, under the Slower Growth scenario, the deficit outlook may deteriorate to $23.1 billion in 2021–22, $24.1 billion in 2022–23, and $19.3 billion in 2023–24.

Ontario’s Economic and Fiscal Outlook in Brief

Borrowing and Debt Management

Ontario’s 2021–22 long-term public borrowing is now forecast to be $42.0 billion. This is $12.7 billion lower than the 2021 Budget forecast due to lower funding requirements as a result of lower-than-projected deficits. As of October 19, 2021, the Province had completed $28.8 billion, or 69 per cent of its 2021–22 total long-term public borrowing program. Ontario is forecast to pay $13.0 billion in interest costs in 2021–22, down from the 2021 Budget forecast of $13.1 billion.

The net debt-to-GDP ratio in 2021–22 is now projected to be 43.4 per cent, or 5.4 percentage points lower than the 48.8 per cent forecast in the 2021 Budget. This was due to lower than previously projected deficits and higher nominal GDP growth. Over the medium-term outlook, the net debt-to-GDP ratio is projected to remain lower than the forecasts contained in the 2021 Budget.

Ontario’s Economic and Fiscal Outlook in Brief

Lower-than-forecast deficits and borrowing requirements have reduced Ontario’s interest costs. The interest on debt forecast for 2021–22 is $13.0 billion, down from the 2021 Budget forecast of $13.1 billion. Interest on debt in 2022–23 and 2023–24 is forecast to be $13.1 billion and $13.8 billion, respectively, lower than the forecast in the 2021 Budget by $0.5 billion and $0.8 billion.

A one percentage point change in interest rates from the current forecast, either up or down, would result in a corresponding change in Ontario’s interest costs by approximately $0.7 billion in the first full year.

2021–22 Borrowing Program and Medium-Term Outlook

($ Billions)

		In-Year	Current Outlook	Medium-Term Outlook
	2021 Budget	Change	2021–22	2022–23	2023–24
Deficit/(Surplus)	33.1	(11.6)	21.5	19.6	12.9
Investment in Capital Assets	11.8	0.1	11.9	12.7	12.2
Non-Cash Adjustments	(9.5)	–	(9.5)	(9.5)	(9.5)
Loans to Infrastructure Ontario	0.2	(0.0)	0.2	(0.1)	(0.0)
Other Net Loans/Investments	1.3	(0.3)	1.0	0.3	(1.0)
Debt Maturities/Redemptions	25.0	(0.0)	25.0	30.5	31.2
Total Funding Requirement	61.9	(11.8)	50.1	53.3	45.9
Decrease/(Increase) in Short-Term Borrowing	(6.0)	4.0	(2.0)	(2.0)	–
Increase/(Decrease) in Cash and Cash Equivalents	4.0	–	4.0	–	–
Pre-borrowing in 2020–21 for 2021–22	(5.2)	(10.9)	(16.2)	–	–
Pre-borrowing for 2022–23	–	6.0	6.0	(6.0)	–
Total Long-Term Public Borrowing	54.7	(12.7)	42.0	45.3	45.9
Note: Numbers may not add due to rounding. Source: Ontario Financing Authority.

Ontario’s Economic and Fiscal Outlook in Brief

As described earlier in the Economic Outlook Scenarios section, in the event that alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change as a result. Under the Faster Growth scenario, long-term borrowing would decrease by a total of $17.4 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $12.5 billion over the same period.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Capital Plan

A key element of the government’s plan is building Ontario’s future through investments in infrastructure, including strategic investments in transit, highways, schools, hospitals, long-term care and high-speed internet. Planned investments over the next 10 years total $148.1 billion, an increase of $2.7 billion since the 2021 Budget, including $17.2 billion in 2021–22. These investments are fundamental to the government’s made-in-Ontario plan for growth, jobs and long-term prosperity.

Key highlights in the capital plan include:

•

As announced in the 2021 Budget, the Province continues to support hospital infrastructure projects with a historic investment of $30.2 billion over the next 10 years. Projects currently under construction or in various stages of planning include:

•	Support for a new inpatient care tower in Etobicoke, and a complete rebuild of the Mississauga hospital in partnership with Trillium Health Partners;

•

Transformation of the existing site and urgent care centre into a new 24/7 inpatient care hospital at Peel Memorial, in partnership with William Osler Health System. This will enable future development of an emergency department and meet the growth needs of one of Ontario’s fastest growing communities;

•	Expansion of inpatient beds and ambulatory care at London Health Sciences Centre and to expand the Stem Cell Transplant Unit to double its current capacity;

•

Planning for a new, modern hospital facility on the existing Uxbridge site at the Oak Valley Health – Uxbridge Hospital to replace the current aged building, and enable the expansion of specialized outpatient clinics as well as the creation of a community health hub with long-term care services;

•	Support for continued planning to consolidate acute care services at the new Windsor-Essex acute care hospital, while retaining the existing Ouellette site for urgent care services;

•	Regional planning for renovations to the Windsor Hôtel-Dieu Grace Healthcare, Tayfour Campus to expand access to mental health services in one location for patients;

•	Support for a new hospital and a lodge in Moosonee as part of the Weeneebayko Area Health Authority – Health Campus of Care, as well as a new ambulatory care centre on Moose Factory Island;

Ontario’s Economic and Fiscal Outlook in Brief

•

Continued support for the construction of the new South Niagara Hospital to replace aging facilities and provide additional inpatient beds, and emergency and ambulatory services to accommodate growth in demand; and

•

Support for the new replacement hospital on the existing site of the West Lincoln Memorial Hospital to provide modern facilities for expanded emergency, maternal, surgical, ambulatory, and other services in Grimsby.

•

Development of four new long-term care homes in Mississauga, Ajax and Toronto under the Long-Term Care Accelerated Build Pilot Program. Construction is underway at all of the sites, with completion dates starting in early 2022. These new long-term care homes will help Ontario meet its commitment of building 30,000 net new long-term care beds by 2028.

•

Investing an additional $1.6 billion over the next six years to support large bridge rehabilitation projects and the advancement of highway expansion projects, including the Bradford Bypass and Highway 413.

•

Investing an additional $1 billion over the next five years through the Ontario Community Infrastructure Fund to help 424 small, rural and Northern communities build and repair roads, bridges, water and wastewater infrastructure. This additional funding will help provide reliable and sustainable services and directly support public safety, job creation and economic growth. Combined with prior commitments, this new funding doubles the Ontario Community Infrastructure Fund to nearly $2 billion over five years.

•

As announced in the 2021 Budget, a provincial investment of $2.8 billion for broadband infrastructure, to provide all regions of Ontario with access to reliable, high-speed internet by the end of 2025. This includes the province’s share of an equal provincial and federal investment totalling up to $1.2 billion to bring high-speed internet to up to 300,000 households and businesses through the Improving Connectivity for Ontario program and the federal Universal Broadband Fund program.

•

Investing $21 billion, including about $14 billion in capital grants over the next 10 years, to support the renewal and expansion of school infrastructure, including new schools in Oshawa and Pickering and investments in ventilation to help ensure schools remain safe.

•

More than $5 billion in the postsecondary sector, including over $2 billion in capital grants from the Province, to help colleges and universities modernize their facilities and renew instructional equipment and learning resources.

•

Continuing to support the construction of new facilities at Grandview Children’s Centre in Ajax, the Children’s Treatment Centre at the Children’s Hospital of Eastern Ontario in Ottawa and the new Children’s Treatment Centre of Chatham-Kent — to meet the increasing demand for critical services for children and youth with special needs.

Ontario’s Economic and Fiscal Outlook in Brief

Infrastructure Expenditures[1]

($ Millions)

	Current Outlook[2,3]	Medium-Term Outlook		10-Year Total[4]
	2021–22	2022–23	2023–24

Sector
Transportation
Transit	5,642	6,801	6,736	61,622
Provincial Highways	2,673	3,000	2,960	22,943
Other Transportation, Property and Planning	182	181	196	1,513
Health
Hospitals	1,619	2,567	2,604	30,223
Other Health	304	345	336	3,437
Education	3,295	2,773	2,415	21,162
Postsecondary Education
Colleges and Other	893	617	284	4,043
Universities	93	135	122	1,285
Social	328	152	213	2,379
Justice	991	601	439	3,600
Other Sectors[5]	2,911	3,253	3,314	17,504
Total Infrastructure Expenditures	18,932	20,426	19,619	169,710
Less: Other Partner Funding[6]	1,765	2,684	1,951	21,584
Total[7]	17,167	17,743	17,668	148,126
[1]

Includes interest capitalized during construction; third-party investments in hospitals, colleges and schools; federal and municipal contributions to provincially owned infrastructure investments; and transfers to municipalities, universities and non-consolidated agencies.

[2]	Includes $236 million in interest capitalized during construction.
[3]	Includes provincial investment in capital assets of $11.9 billion.
[4]	Total reflects the planned infrastructure expenditures for years 2021–22 through 2030–31.
[5]	Includes broadband infrastructure, government administration, natural resources, and the culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes federal–municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Ontario’s Economic and Fiscal Outlook in Brief

Chapter 1 Build Ontario

Section A: Protecting Our Progress

Section A: Protecting Our Progress

Introduction

COVID-19 is a once-in-a-generation challenge. Through it all, the people of Ontario have come together and done what is necessary to protect communities, hospitals and Ontario’s most vulnerable citizens. Now, the light is at the end of the tunnel and hope is on the horizon.

From the very beginning of the pandemic, the government took extraordinary measures to slow the spread of the COVID-19 virus and made every resource available to protect people and jobs. On December 14, 2020, Ontario administered its first vaccine to a personal support worker named Anita Quidangen. Like so many others on the front lines, Anita Quidangen is a true Ontario hero. Throughout the worst of the pandemic, Anita took on extra shifts at her long-term care home, working all hours to care for her frail and elderly residents. She did not hesitate to lead by example by receiving her first dose of the vaccine, and millions of people across the province have followed.

The government has worked in unprecedented cooperation with municipal leaders, public health officials, frontline health care workers and the federal government to achieve one of the highest rates of vaccine protection in the world. As of October 18, 2021, over 10 million or 83 per cent of eligible individuals are fully vaccinated with both doses of their COVID-19 vaccine. Vaccinations remain the most valuable tool to slowing the spread of COVID-19 and reducing the risk of admissions to hospitals and intensive care units (ICUs). The job is not done. But hope is on the horizon.

Chapter 1: Build Ontario

A Plan to Safely Reopen Ontario and Manage COVID-19 for the Long Term

In consultation with the Chief Medical Officer of Health, the Ontario government has released a plan that outlines the Province’s gradual approach to lifting remaining public health and workplace safety measures by March 2022. The plan will be guided by the ongoing assessment of key public health and health care indicators and supported by local or regional tailored responses to COVID-19.

In the absence of concerning trends, Ontario will slowly and incrementally lift all remaining public health and workplace safety measures, including the provincial requirement for proof of vaccination and wearing of face coverings in indoor public settings, over the next six months. This phased approach will be guided by the ongoing assessment and monitoring of key public health and health care indicators, such as the identification of any new COVID-19 variants, increases in hospitalizations and ICU occupancy and rapid increases in transmission to ensure that public health and workplace safety measures are lifted safely.

To manage COVID-19 over the long term, local and regional responses by public health units will be deployed based on local context and conditions. Public health measures that may be applied locally could include reintroducing capacity limits and/or physical distancing, reducing gathering limits and adding settings where proof of vaccination is required, among others. Public health measures would be implemented provincially in exceptional circumstances, such as when the province’s health system capacity is at risk of becoming overwhelmed or if a vaccine resistant COVID-19 variant is identified in the province.

Section A: Protecting Our Progress

Highlights

Protecting People’s Health

•  To protect the people of Ontario against COVID-19, more than 22 million doses have been administered as part of Ontario’s COVID-19 Vaccination Plan, resulting in one of the highest vaccination rates in the world.

•  To ensure hospitals can continue to provide high-quality patient care, the government is providing hospitals with over $1.8 billion in 2021–22 to support 3,100 new and additional beds, reduce surgical and diagnostic imaging backlogs and to help hospitals keep pace with patient needs and increase access to high-quality care.

•  To strengthen the health care and long-term care workforce, Ontario is investing $342 million, beginning in 2021–22, to add over 5,000 new and upskilled registered nurses and registered practical nurses as well as 8,000 personal support workers. In addition, Ontario is investing $57.6 million, beginning in 2022–23, to hire 225 nurse practitioners in the long-term care sector.

•  To help hospitalized patients continue their recovery and rehabilitation at home, where they are most comfortable, the Province is investing an additional $548.5 million over three years to expand home and community care. This funding would support up to 28,000 post-acute surgical patients and 21,000 patients with complex health conditions every year.

Protecting Seniors

•  To help seniors stay safely in their homes, the government proposes to extend the Seniors’ Home Safety Tax Credit to 2022. The 2022 credit extension would provide an estimated $35 million in support to about 32,000 people, or $1,100, on average, up to a maximum benefit of $2,500.

•  To address decades of neglect and help those waiting to get into a long-term care home, Ontario plans to invest an additional $3.7 billion, beginning in 2024–25, to build an additional 10,000 net new long-term care beds and upgrade 12,000 existing beds. This would bring total investment to $6.4 billion since spring 2019 — a historic investment that will lead to more than 30,000 net new beds and about 28,000 upgraded long-term care beds across the province, providing dignity and care to residents.

•  To ensure long-term care resident safety, the government is providing an additional $72.3 million over three years to increase enforcement capacity including doubling the number of inspectors across the province by 2022–23. This will make Ontario’s inspector to long-term care homes ratio the highest in Canada.

Chapter 1: Build Ontario

Protecting People

•  To ensure students have a safe and successful 2021–22 school year, the government is providing more than $1.6 billion in resources to protect schools against COVID-19.

•  To help schools remain safe, Ontario has allocated over $600 million to improve ventilation and filtration in schools, including installing over 70,000 standalone high-efficiency particulate air (HEPA) filters and other ventilation devices.

•  To help ensure the province’s most vulnerable and those who care for them are safe, the government is investing an additional $8.9 million for COVID-19 supports in congregate care settings, including homes for children or adults with developmental disabilities as well as shelters. This funding will help to provide supports such as personal protective equipment, Infection Prevention and Control measures, and HEPA filters to improve ventilation.

•  To help municipalities and Indigenous program partners continue to deliver critical services, keep people safe and create longer term housing solutions, the government is building on the $765 million investment to the Social Services Relief Fund by providing an additional $307 million in 2021–22, bringing total support to communities to over $1 billion. This is one of the largest community housing investments in Ontario’s history.

Section A: Protecting Our Progress

Protecting People’s Health

The Team Ontario Vaccine Campaign

The key to defeating COVID-19 is for everyone who is eligible for a vaccine to get vaccinated as soon as possible. This is why, through the 2021 Budget, the government provided investments of more than $1 billion to support the rollout of Ontario’s COVID-19 Vaccination Plan.

During the peak of the COVID-19 vaccine rollout, eligible individuals were able to book an appointment at one of the 3,150 locations across the province, including more than 2,500 pharmacies and more than 650 mass immunization clinics, hospitals, primary care settings as well as pop-up and mobile clinics.

The efforts of the people of Ontario have paid off. Ontario has one of the highest vaccination rates in the world with more than 22 million doses administered. As of October 18, 2021, more than 87 per cent of eligible people aged 12 and above (over 11 million individuals) have received one dose of the vaccine and more than 83 per cent (over 10 million individuals) have received both doses and are fully vaccinated. But the job is not done.

This is why the Province is continuing its last mile strategy to reach eligible individuals who have yet to receive first or second doses. This includes mobile and drive-through clinics, community-based pop-ups, dedicated clinic days for people with disabilities and their families, townhall meetings in multiple languages and translation services. All of these measures reach communities with new and accessible options for people to receive their COVID-19 vaccine.

To get more information about the vaccine, please contact the Provincial Vaccine Contact Centre at 1-833-943-3900 (TTY for people who are deaf, hearing-impaired or speech-impaired: 1-866-797-0007).

Reducing COVID-19 Hospitalizations in Ontario

Vaccination remains the best tool for slowing the spread of COVID-19 and its impact on the provincial health care system. By the middle of October 2021, vaccinations reduced the risk of people contracting COVID-19 by almost 10 times, the risk of hospital admission by 20 times, and the risk of ICU admission by almost 5 times.

Chapter 1: Build Ontario

Ontario’s COVID-19 Testing Strategy

Since the beginning of the COVID-19 pandemic, Ontario has committed $3.7 billion to support COVID-19 testing and contact tracing, including a $2.3 billion investment made through the 2021 Budget. Ontario will use every tool and resource available to continue testing, especially in priority areas.

Expanding the Use of Rapid Testing

To keep workers and customers safe, and help businesses stay open, the government continues to provide rapid antigen tests as a screening tool to essential industries and small and medium-sized businesses through the Provincial Antigen Screening Program. To date, more than 28.1 million tests have been distributed for use in over 30,000 sites.

Testing in Rural and Remote Locations

To support equitable access to testing in rural and remote locations, Ontario uses a rapid molecular test, to ensure quick turnaround times and early outbreak identification. These tests can be used for both diagnostic and screening purposes. As of October 2021, more than 1,000 analyzers and more than 468,000 test kits have been deployed across over 300 sites, including 92 First Nation sites and communities.

Maintaining the COVID-19 Collection and Testing Network

Accessible COVID-19 testing is a critical component of the government’s pandemic response and Ontario continues to lead Canada in the number of tests administered. The ongoing testing effort enables the people of Ontario to access a COVID-19 test at one of more than 420 assessment centres, participating community laboratories or participating pharmacies across the province. The provincial testing network has the capacity to process more than 100,000 tests per day. The network’s robust capacity ensures that 97 per cent of individuals who have been tested received their results within two days.

Section A: Protecting Our Progress

Supporting Hospitals Through the Pandemic

Hospital and ICU capacity is critical to protecting the health of the people of Ontario and for avoiding future lockdowns. This is why the Province has created more than 3,100 new and additional beds to ensure that the people of Ontario have access to the health care services they need.

The government is investing an additional $1.8 billion in 2021–22 in hospitals, bringing total new investment to hospitals to $5.1 billion since the start of the pandemic. This additional funding in 2021–22 includes:

•	Ongoing supports for critical care capacity in the health care system in response to a potential rise in COVID-19-related hospitalizations and ICU admissions;

•	$778 million to help hospitals keep pace with patient needs and to increase access to high-quality care;

•	$760 million to support hospitals with more than 3,100 beds, which is the equivalent of six large community hospitals; and

•	$300 million to reduce surgical and diagnostic imaging backlogs.

As the COVID-19 pandemic evolves, Ontario continues to ensure its health care system is prepared to respond to any scenario to protect the health and well-being of the people of Ontario.

Chapter 1: Build Ontario

Reducing the Surgical Backlog and Supporting Surgical Recovery in Hospitals

As announced in the 2021 Budget, Ontario is investing $300 million in 2021–22 to support surgical recovery in hospitals from delayed or deferred surgeries and procedures due to the COVID-19 pandemic. This brings the total investment for surgical recovery in hospitals to more than $580 million since the start of the pandemic. This additional investment in 2021–22 will reduce wait times and improve access to care by supporting up to 67,000 surgeries and procedures, as well as up to 135,000 more diagnostic imaging hours.

As part of this investment, Ontario launched a Surgical Innovation Fund in 2021–22 to support 104 projects that will provide Ontario hospitals with the flexibility they need to perform more surgeries and procedures in their communities. Funding expands hospital capacity to address the local and unique barriers for surgical outputs across the province. Projects include:

•	Greater Toronto Area (GTA): Developing a new training program for in-hospital training of registered nurses and registered practical nurses attaining their operating room certifications;

•	Western Region: Leveraging an existing surgical procedure training program to train registered nurses and registered practical nurses across multiple hospitals in the area;

•	Eastern Region: Purchasing operating room equipment, including an ultrasound unit and a surgical table to support additional procedures; and

•	Northern Region: Coordinating purchases for surgical equipment, such as ultrasound units, to support greater flexibility and optimization of regional surgical sites across the North.

Section A: Protecting Our Progress

Building Up the Health Sector Workforce

The contribution made by the province’s nurses and personal support workers has been critical in the fight against COVID-19. Nurses and personal support workers have given their all during the pandemic, and Ontario owes them gratitude and support.

The pandemic has taken its toll and highlighted the need for more staff on the health care front lines.

This is why Ontario is investing $342 million to strengthen the nursing workforce by adding over 5,000 new and upskilled registered nurses and registered practical nurses as well as 8,000 personal support workers to critical areas of the health care system through a variety of programs.

Chapter 1: Build Ontario

Supporting Specialization for 500 Registered Nurses

Specialized acute care nurses are a critical resource for COVID-19 response and health care system recovery. The Province is providing 500 registered nurses with specialized acute care training to support critical care areas, including intensive care units, surgical services and emergency departments.

This will help provide additional ICU capacity to support a response to the fourth wave of COVID-19 and a ramp up of surgeries to address backlogs.

Increasing Capacity through the Community Commitment Program for Nurses

Through the Community Commitment Program for Nurses, Ontario is adding 420 registered nurses to work in hospitals, long-term care homes, and home and community care agencies in the greatest need across the province.

Creating Opportunities to Upskill through the WeRPN Bridging Program

Ontario is adding 900 registered nurses and 700 registered practical nurses through the WeRPN Bridging Program. This program will add more nursing capacity to the home and community care sector, by upskilling personal support workers to registered practical nurses, and registered practical nurses to registered nurses.

Expanding Nursing Enrolment

Ontario is expanding nursing education in universities and colleges by increasing enrolment by 1,000 registered nurses and 1,500 registered practical nurses. These nurses are to graduate by 2026, which will help support and sustain the health care system in the future.

Recruiting and Training Additional Personal Support Workers

The Province is also adding and recruiting additional personal support workers to the health care sector. Ontario is providing funding to train 8,000 personal support workers by 2022–23 in response to the personal support workforce shortage. The government also launched the personal support worker Return of Service program in September 2020, by providing $10 million in one-time funding to recruit an additional 2,000 personal support workers to long-term care homes, and home and community care agencies. Ontario is providing a $5,000 incentive to recent personal support worker graduates in exchange for a six-month commitment to an eligible long-term care, or home and community care employer.

These investments build on existing initiatives to ensure that people in Ontario have access to high-quality health care services.

Section A: Protecting Our Progress

Expanding Education Support for Nursing and Other Health Care Providers

The Nursing Graduate Guarantee Program provides over 600 new nursing graduates in Ontario with temporary full-time employment to support the transition from practice to full-time employment. By the end of 2021–22, an additional 400 new graduates will be working in acute care settings to support Ontario’s surgical recovery plan and staffing needs in the long-term care sector.

The Enhanced Extern Program offers students with training opportunities to work as unregulated health care providers in hospitals as they continue their education. In 2021–22, Ontario is adding over 7,000 spots in the Enhanced Extern Program to allow students in nursing, respiratory therapy, medicine, paramedicine, occupational therapy and physiotherapy to participate. The program is now also open to allow internationally educated nurses to participate.

These additional nurses, personal support workers and other health care providers create much needed capacity in Ontario’s health care system and are part of the government’s commitment to providing the best possible care to the people of Ontario.

Hiring More Nurse Practitioners for Long-Term Care Homes

As part of the Province’s Long-Term Care Staffing Plan, Ontario is improving quality of care in the long-term care sector. As announced in the 2021 Budget, Ontario is investing $4.9 billion over four years to increase the average direct daily care to four hours per resident in long-term care and hiring more than 27,000 staff, including personal support workers and nurses, to ensure loved ones receive the best quality care in Canada.

The Province is acting on the recommendations of the Long-Term Care COVID-19 Commission by increasing the quality of resident care by expanding the workforce. Ontario is investing an additional $57.6 million, beginning in 2022–23, to hire 225 nurse practitioners in the long-term care sector, including specialized incentives to help retain nurse practitioners. Nurse practitioners are highly trained and experienced health professionals, who combine advanced nursing knowledge and a deep understanding of health management, health promotion, and disease treatment. Ontario’s new investment will increase the number of nurse practitioners and help to ensure loved ones are supported by safe, high-quality care.

Increasing the number of nurse practitioners is a key part of the government’s Long-Term Care Staffing Plan commitment towards building a qualified workforce and improving the quality of care and leadership within the sector.

Chapter 1: Build Ontario

Expanding Home Care for COVID-19 Response and Recovery

Home and community care keeps people healthy and at home, where they want to be, and plays an important role in the lives of approximately 700,000 families annually. It prevents unnecessary hospital and long-term care admissions and shortens hospital stays — protecting hospitals and long-term care homes for those who need them the most.

This is why the government is investing an additional $548.5 million over three years in the home and community care sector. The investment will expand home care services, support additional staff including personal support workers and connect patients to the services they need.

The funding would support up to an estimated 28,000 post-acute surgical patients and up to an estimated 21,000 patients with complex health conditions every year by providing:

•	739,000 nursing visits;

•	157,000 nursing shift hours;

•	117,000 therapy visits including physiotherapy, occupational therapy and speech language pathology;

•	2,118,000 hours of personal support services; and

•	236,000 other types of home care visits.

These investments will allow patients to return home to recover after their surgeries or receive home care when they have complex health conditions. This investment also helps to ensure that hospital beds are available for those who need them the most.

Section A: Protecting Our Progress

Protecting Seniors

Fixing Long-Term Care

For years, previous governments have neglected long-term care. The pandemic highlighted vulnerabilities for residents, their families, caregivers and staff. The Province is fixing long-term care so that every resident experiences the best possible quality of life.

The Province’s plan to fix long-term care includes three priorities:

•	Improving staffing and care: With training opportunities for thousands of new personal support workers and funding to hire nurses, nurse practitioners and personal support workers.

•

Protecting residents through better accountability, enforcement and transparency: With investments of $72.3 million over three years to increase enforcement capacity and double the number of inspectors by 2022–23.

•

Building modern, safe, comfortable homes for seniors: With significant progress made towards the commitment to build 30,000 net new long-term care beds by 2028 as well as upgrades to about 28,000 existing beds to modern design standards through an additional planned investment of $3.7 billion, beginning in 2024–25.

Improving Quality and Accountability in Long-Term Care Homes

Ontario is taking necessary and timely steps to protect residents in long-term care homes across the province. These include investments and continued improvements in staffing and accountability to help ensure every resident experiences the best possible quality of life, supported by safe, high-quality care. These measures address some of the recommendations of the independent Long-Term Care COVID-19 Commission by ensuring greater accountability, enhanced enforcement and greater public transparency.

Increasing Oversight of Long-Term Care Homes

The pandemic brought to light long-standing systemic challenges due to decades of neglect. To address these challenges, the government is investing $72.3 million over three years to increase enforcement capacity, including hiring 156 additional inspectors by 2022–23. This doubles the number of inspectors across the province and will make Ontario’s inspector to long-term care homes ratio the highest in Canada.

The addition of more inspectors will increase the confidence of families and residents that long-term care homes are being held to account.

Chapter 1: Build Ontario

Improving Information Sharing to Transition between Long-Term Care and Hospitals

Historically, health data and information between the long-term care and hospital sectors have been siloed, leading to costly re-admission procedures when patients are transferred between the two.

The government is investing $22 million over three years to implement an Ontario-made technology that will integrate the clinical information between hospitals and the long-term care sector to streamline re-admissions, share information with families, and ensure vulnerable seniors get the highest quality care possible. This initiative responds to the recommendations made in Ontario’s Long-Term Care COVID-19 Commission Report to ensure a coordinated continuum of care that includes all long-term care homes.

Helping Seniors Stay Safely in Their Homes

Most seniors would prefer to age in their own homes, surrounded by memories and loved ones. This is why the government introduced the temporary Seniors’ Home Safety Tax Credit for the 2021 tax year in the 2020 Budget.

In recognition that some seniors may undertake more renovations to make their homes safer as they age or may not have used the credit in 2021 (e.g., due to concerns related to the pandemic), the government proposes to extend the credit to the 2022 tax year.

The Seniors’ Home Safety Tax Credit would be worth 25 per cent of up to $10,000 in eligible expenses for a senior’s principal residence in Ontario in 2022. The maximum credit would be $2,500 for the year.

Examples of eligible expenses would include renovations to permit a first-floor occupancy or secondary suite for a senior; grab bars and related reinforcements around the toilet, tub and shower; wheelchair ramps, stair/wheelchair lifts and elevators; and non-slip flooring.

The 2022 credit extension would provide an estimated $35 million in support to about 32,000 people, or $1,100, on average, up to a maximum benefit of $2,500.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Section A: Protecting Our Progress

Improving Access to Dental Services

Low-income seniors deserve access to quality dental care. The Ontario Seniors Dental Care Program was announced in the 2019 Budget, with approximately $90 million in annual funding to provide high-quality dental care to seniors.

Eligible seniors are aged 65 and older with an annual net income of $22,200 or less or a couple with a combined annual net income of $37,100 or less, and who do not have existing dental benefits. These seniors can access dental services provided by public health units and participating community health centres and Aboriginal Health Access Centres.

In addition to pre-existing barriers such as geographical challenges, the COVID-19 pandemic has reduced timely access to dental services for seniors, causing longer wait times for non-emergency procedures in some areas. As a next step to expanding this service, the government is investing an additional $17 million over two years to increase access to dental services for eligible seniors across Ontario. This investment will serve up to an additional 35,000 eligible seniors. Funding would support new and renovated dental clinics and the procurement of additional mobile dental buses for seniors enrolled in the Ontario Seniors Dental Care Program.

Protecting People

Building on Mental Health and Addictions Investments

Mental health is health. People dealing with mental health challenges deserve access to the treatment and care they need. COVID-19 has intensified the need for mental health supports and services, and is another reason why the government is making a historic investment of $3.8 billion over 10 years to ensure people can access the care they need.

One example highlighted in the pandemic is that too many communities and families across Ontario have experienced the pain of opioid addiction firsthand. This is why the government has invested $32.7 million towards targeted addictions services and supports, including treatment for opioid addictions. This funding will help to enhance access to addictions services and address urgent gaps in needed supports across the continuum of care.

Another example is the impact the COVID-19 pandemic has had on school-age children. This is why the Province is providing over $80 million to support student mental health for the 2021–22 school year. This funding will support hiring more than 1,000 mental health workers.

Chapter 1: Build Ontario

Supporting Health Care Workers’ Mental Health

The COVID-19 pandemic has had a significant impact on frontline health care workers’ mental health. In fact, the majority of health care workers reported that their mental health has worsened since the start of the COVID-19 pandemic. They need support now more than ever.

This is why the government is investing $12.4 million over two years starting in 2021–22 to continue rapid access to existing and expanded mental health and addictions supports for health and long-term care workers across the province. These treatment options include one-to-one psychotherapy and workshops provided by partners including the Canadian Mental Health Association — Ontario, the Ontario Psychological Association, and five hospitals. This funding will also support needs assessments, online peer support, workplace mental health training and intervention services at select hospitals to help frontline workers whose mental health has been impacted by workplace and occupational stress.

Through these measures, the government is taking action to address the recommendations included in Ontario’s Long-Term Care COVID-19 Commission Report to ensure long-term care staff receive the mental health supports they need.

These investments will support the workforce of the health and long-term care sector to continue providing high-quality care and service to patients and long-term care residents.

Supporting Postsecondary Students’ Mental Health

The COVID-19 pandemic has increased the pressures on postsecondary mental health services. Building on the government’s record investments to address mental health and addictions challenges from the 2021 Budget, the government is investing an additional $8.7 million, for a total of $27.9 million in 2021–22 to increase mental health supports at Ontario postsecondary institutions. This funding will address the increased need across all Ontario postsecondary institutions, and also includes new funding for Indigenous Institutes, Université de l’Ontario français and the Northern Ontario School of Medicine.

Section A: Protecting Our Progress

Supporting the Mental Health and Well-Being of Children and Youth with Eating Disorders

During the COVID-19 pandemic, hospitals across Ontario have seen a surge in severe eating disorders among children and youth due to increased isolation, school disruption, social media exposure and stress-fueled unhealthy eating and exercise habits.

This is why the government is investing $8.1 million in 2021–22 to address increased demand for services to support specialized care for children and youth with eating disorders. In addition, as part of the Province’s Roadmap to Wellness: A Plan to Build Ontario’s Mental Health and Addictions System, the 2021 Budget committed $175 million in 2021–22 to expand and enhance mental health and addictions services. This includes $11 million for eating disorder services and supports that span the continuum of care, from intensive services through to community, outpatient and early intervention services.

Providing Additional Support to Retirement Homes

Staff in Ontario’s licensed retirement homes have worked tirelessly to stop the spread of COVID-19 and keep 65,000 residents who live in these homes safe.

To ensure these residents have a safe and welcoming place to live, Ontario has invested more than $153 million since the beginning of the COVID-19 pandemic. This includes funding for staffing retention and recruitment, Infection Prevention and Control, and other COVID-19 emergency measures.

Building on this investment, Ontario is investing an additional $11 million in 2021–22 to help residents stay safe through the pandemic. This includes $8 million to ensure homes have the staffing needed to support residents during any outbreaks, and $3 million for on-site and mobile support teams to help strengthen retirement homes’ capacity to contain any COVID-19 outbreaks.

Chapter 1: Build Ontario

Keeping Schools Safe

Ontario is investing more than $1.6 billion in resources for this school year to protect students and staff from COVID-19.

These investments include providing up to $450 million in personal protective equipment and critical supplies and equipment, $86 million towards school-focused nurses in public health units and testing, and $66 million for enhanced cleaning protocols and other health and safety measures in student transportation. In addition, the Province is allocating $59 million towards continued special education, mental health, well-being and equity supports, as well as $35 million towards additional technology funding, including devices for students and connectivity supports for remote learning technology. Other resources being made available total up to $941 million, including funding for temporary staffing, school operations, learning recovery and renewal, and increased access to school board reserves.

Ontario has also allocated over $600 million to improve ventilation and filtration in schools, with $450 million funded through the COVID-19 Resilience Infrastructure stream of the Investing in Canada Infrastructure Program. These investments have resulted in the installation of over 70,000 standalone HEPA filter units and other ventilation devices. Other improved measures in Ontario schools include running ventilation systems for longer periods and using higher grade filters.

The Province is continuing to invest $1.4 billion in the 2021–22 school year to maintain and renew school facilities, including heating, ventilation and air-conditioning (HVAC) systems and windows. With these continued investments in school infrastructure, the government is keeping students and staff safe in classrooms across Ontario.

Section A: Protecting Our Progress

Protecting the Most Vulnerable Populations from COVID-19

As the province continues to respond to the COVID-19 pandemic, the government is taking further action to protect Ontario’s most vulnerable populations and ensure the safety of those in congregate care settings including homes for adults with developmental disabilities, shelters, children’s residential settings, youth justice facilities and Indigenous residential programs.

Building on previous investments of $131 million, the Ontario government is investing an additional $8.9 million in 2021–22 for COVID-19 supports in congregate care settings to ensure the province’s most vulnerable and those who care for them are safe. This funding will help to provide supports such as personal protective equipment, Infection Prevention and Control measures, and HEPA filters to improve ventilation. These supports will help reduce transmission of the virus and allow residents and staff to be better protected against COVID-19.

Celebrating the Ontario Spirit

Throughout the pandemic, the Ontario Spirit was shining through as people from all walks of life stepped up to support their communities and help the most vulnerable. That spirit is one of Ontario’s greatest resources, and this is why the Ontario government will invest $1.6 million over three years to create a database of diverse, skilled volunteers who will be screened and receive training to help respond to emergencies. This will build on the work already undertaken by municipalities, non-government organizations and First Nation communities, and provide opportunities for volunteers to use existing skills and experiences to support the people of Ontario and better assist in times of need. The Province will also work to identify opportunities to support the charities sector and expand its impact for people.

Chapter 1: Build Ontario

Supporting People through the Social Services Relief Fund

Ontario’s Social Services Relief Fund helps protect the health and safety of the province’s most vulnerable people during the COVID-19 pandemic. Since 2020–21, the government has provided over $1 billion in support for municipal service managers and Indigenous program partners to immediately respond to rising COVID-19 cases in shelter settings, and to ensure the continuity of critical supports for vulnerable households, including food banks, rent assistance programs, protection of residents and staff in homeless shelters and the creation of longer term housing solutions. This is one of the largest community housing investments in Ontario’s history.

Protecting People from Systemic Racism and Hate

To help address systemic racism and hate, the Province is providing nearly $10 million over two years through new and enhanced initiatives. This includes doubling investments in the Anti-Racism Anti-Hate Grant Program and introducing a new Racialized and Indigenous Support for Entrepreneurs (RAISE) grant that will provide $5 million in support for women entrepreneurs and Indigenous, Black and other racialized people. Together, this funding will provide Indigenous, Black and other racialized people in businesses, workplaces and communities with support to overcome barriers and participate in the economy.

The government has zero tolerance for hate and discrimination of any kind and is taking concrete steps to address root causes of racism and harassment in communities and workplaces across the province, including the Ontario Public Service.

With more than 60,000 staff, the Ontario Public Service is one of the province’s largest employers. As society is coming to terms with historical injustices and systemic racism, it is important to lead by example. This is why the government is investing $8.8 million over three years to lead and champion work to create an equitable, anti-racist and accessible workplace. Key to this will be creating a dedicated team with a Black and Indigenous focus.

Section A: Protecting Our Progress

Investigating Indian Residential School Burial Sites

Across Canada, more than 150,000 Indigenous children were forcibly removed from their families and communities and sent to Indian Residential Schools between 1870 and 1996. There were 18 Residential Schools located in Ontario. It is important that the people of Ontario continue to deepen their understanding of the legacy of Residential Schools and support meaningful reconciliation.

Ontario is working in collaboration with Indigenous leaders and providing an additional $10 million, bringing the total investment to $20 million over three years, beginning in 2021–22, to support the identification, investigation, protection and commemoration of Residential School burial sites across the province. In addition, the government will waive fees over three years, beginning in 2021–22, to help families and communities obtain death registration searches and certificates for Indigenous children who attended Residential Schools, and will extend the fee waiver for Residential School Survivors and their families to reclaim a traditional name.

Ontario will also ensure that there are culturally appropriate, trauma-informed mental health supports available to Residential School Survivors, their families and Indigenous communities.

Protecting the Environment for Future Generations

Ontario is acting to protect the environment and fight climate change for people today and in the future. A broad range of actions are helping to ensure the province has healthy communities while supporting economic growth and protecting Ontario’s air, land and water.

This includes helping to finance public transit initiatives, extreme weather resistant infrastructure and energy efficiency and conservation projects through Ontario’s Green Bonds. In addition, the government is growing the Greenbelt to help build resilience to and mitigate climate change, while protecting Ontario’s environmental, groundwater and agricultural resources. The government is also funding a portion of the cost of non-hydro renewable electricity contracts, with 94 per cent of Ontario’s electricity supply produced from zero carbon emitting sources in 2019.

Chapter 1: Build Ontario

Securing Necessary Support for Health Care

The COVID-19 pandemic has intensified pre-existing pressures on provincial and territorial health care systems, demonstrating the need for increased financial support from the federal government. Ontario recognizes the federal commitment to work with provinces and territories to support priorities like long-term care, mental health and addictions, and the establishment of vaccine verification systems. Strengthening health care now is more important than ever.

Ontario maintains that the best way for the federal government to support provinces and territories as they improve health care systems, including long-term care and mental health and addictions, is through the Canada Health Transfer (CHT).

In 2021–22, the Ontario government is projected to spend $69.9 billion on base health sector expenditures and a further $5.2 billion on dedicated COVID-19 health response — approximately 40 per cent of the provincial Budget. Federal supports through the Canada Health Transfer are projected to be $16.7 billion in 2021–22 or approximately 22 per cent of these costs. When Medicare started, initial costs were shared between provinces and the federal government on a 50/50 basis. There is a need to rebalance health care funding in Canada, renewing this original vision to reflect the demands of today. The effects of COVID-19 have further underscored the need for urgent federal action to address increasing pressures on the provincial health care system.

The federal share of total provincial and territorial health spending is projected to decline from 22 per cent in 2021–22 to less than 18 per cent by 2040. If the federal government does not increase its share of health funding and maintain this level over time with a minimum annual escalator of five per cent, it would severely impact Ontario’s ability to respond to the pressures in its health care system.

To address this inequity, Ontario, along with the Premiers of all other provinces and territories, through the Council of the Federation, has called on the federal government to immediately increase the Canada Health Transfer to cover at least 35 per cent of provincial and territorial health care costs. This funding would allow Ontario to continue supporting critical health needs such as hospitals, physician services, long-term care, home and community care, mental health and addictions, as well as addressing surgical backlogs that have accumulated during the pandemic, without taking resources away from other key provincial responsibilities.

Section A: Protecting Our Progress

Chart 1.2

A Fair Federal Share versus the Status Quo

In March 2021, the Council of the Federation reported on the widening gap between status quo Canada Health Transfer and a fair federal share.

Per Cent of Core Health System Cost Funded by the Federal Government
40
35
30
25
20
15
Fair Share
Status Quo
35%
22%
18%
$28 billion gap across Canada
$80 billion gap across Canada
2020
2025
2030
2035
2040

Sources: Estimate of provincial–territorial (PT) health costs and status quo Canada Health Transfer (CHT) from PT Finance Ministers report to Council of the Federation (COF) titled *Increasing the Canada Health Transfer will Help Make Provinces and Territories More Financially Sustainable Over the Long Term* (March 4, 2021); and Ontario Ministry of Finance calculations.

Chapter 1: Build Ontario

Section B: Building Ontario

Section B: Building Ontario

Introduction

Tomorrow’s prosperity depends on getting shovels in the ground today. The government is building Ontario’s future with shovels in the ground for highways, hospitals, housing and high-speed internet in communities across the province. This is how Ontario will create the conditions for long-term growth.

The government is Building Ontario.

Highlights

Building Ontario’s Highways Program

•  To build, expand and repair Ontario’s highways and bridges, create jobs and spur economic growth, the government has invested approximately $2.6 billion in funding for 2021–22 in support of the Ontario Highways Program, which features more than 580 construction, expansion and rehabilitation projects. As part of the Highways Program, the government has committed funding to build and advance the Bradford Bypass and Highway 413.

Building the Ring of Fire

•  Working in partnership with Northern and First Nation communities to create jobs, unlock critical minerals and bring economic prosperity to Ontario’s North, the Province has committed close to $1 billion to support the planning and construction of an all-season road network, as well as other projects that will provide a corridor to prosperity for the remote First Nations living in the Far North. The Government of Canada must step up and match Ontario’s commitments in this critical project.

Building Community Infrastructure

•  Ontario is responding to the need expressed by municipalities through the doubling of its annual investment in the Ontario Community Infrastructure Fund program. This additional multi-year investment of $1 billion will bring the total investment to nearly $2 billion over the next five years beginning in 2021–22, to provide certainty and predictability to 424 small, rural and Northern communities so that they can build and repair roads, bridges, water and wastewater infrastructure.

Chapter 1: Build Ontario

Building More Long-Term Care Beds

•  To address decades of neglect and help those waiting to get into long-term care, Ontario plans to invest an additional $3.7 billion, beginning in 2024–25, to build an additional 10,000 net new long-term care beds and upgrade 12,000 existing beds to modern design standards. This would bring the total investment to $6.4 billion since spring 2019 — a historic investment that will lead to more than 30,000 net new beds by 2028 and about 28,000 upgraded long-term care beds across the province providing dignity and care to residents.

Building Hospital Infrastructure

•  To support growing demands on the health care system, Ontario is investing $30.2 billion over the next 10 years to build, expand and enhance hospitals, a historic commitment to ensure people can get the care they need in their communities.

Building Transit and Transportation

•  To deliver the largest subway expansion in Canadian history, Ontario is investing in a $28.5 billion plan with the all-new Ontario Line, the three-stop Scarborough Subway Extension, the Yonge North Subway Extension connecting to York Region, and the Eglinton Crosstown West Extension.

•  To advance the Hamilton Light Rail Transit (LRT) project, Ontario is investing $1.7 billion towards a total of $3.4 billion to support this shovel-ready project, creating thousands of jobs.

Building Schools and Child Care Spaces

•  To help support the long-term success of students, the government is investing about $14 billion in capital grants over 10 years to build more schools, improve existing facilities and support education-related projects. This includes providing $1.4 billion for the 2021–22 school year to support the repair and renewal of schools, including upgrading ventilation systems.

•  Over five years, the government is investing up to $1.0 billion to create up to 30,000 licensed child care spaces for families and communities across the province.

Building High-Speed Internet Access for Everyone

•  To provide all regions of Ontario with access to affordable, reliable high-speed internet by the end of 2025, the Province made a historic commitment of nearly $4 billion over six years. This includes investing more than $109 million in Telesat, a made-in-Ontario company. This investment will be used to secure a Low Earth Orbit satellite network that will help bring dedicated high-speed bandwidth to underserved and unserved communities.

Section B: Building Ontario

Building Transit and Transportation

Infrastructure investments in highway expansion and rehabilitation projects, as well as in public transit networks including new subways, GO Rail Expansion, the Hamilton LRT and Northeastern Passenger Rail will get Ontario moving again. These projects will create good jobs, ensure communities are better connected by road and transit, and contribute to a strong economic recovery for every region of the province.

The people of Ontario have spent too much time facing traffic, gridlock and delays. Gridlock already costs the Greater Toronto Area (GTA) $11 billion per year in lost productivity, makes life more expensive and impacts the quality of life for everyone. As the province’s population grows, Ontario needs new infrastructure to help move people and goods. This is why the government continues to make new investments in the province’s transportation network. The Province is investing an additional $1.6 billion over the next six years to support large bridge rehabilitation projects and advance key highway expansion projects, including the Bradford Bypass and Highway 413.

Building Highway 413

The Greater Golden Horseshoe (GGH), one of the fastest growing regions in North America, is expected to attract one million new people every five years, reaching nearly 15 million by 2051. Addressing transportation needs in the GGH region is essential to the competitiveness of the economy. Without action, the projected population growth will overwhelm existing infrastructure and make life more expensive for families.

In August 2020, the Province confirmed the preferred route for a new 400-series highway and transit corridor across York, Peel and Halton regions that will help alleviate traffic congestion and improve the movement of people and goods across the province. The corridor will extend from Highway 400 in the east to the Highway 401/407 express toll route (ETR) interchange area in the west and will include a four-to-six-lane 400-series highway, separate infrastructure dedicated for transit and passenger stations, and intelligent transportation and truck parking. Preliminary design of the preferred route has commenced for this essential project.

Supporting Jobs and Cutting Commutes

During construction, Highway 413 is expected to support up to 3,500 jobs each year and generate up to $350 million in annual real gross domestic product (GDP). By 2031, the overall traffic on this route is expected to exceed 300,000 commutes per day while cutting commute times by up to 30 minutes and providing economic benefits across the entire region.

Chapter 1: Build Ontario

Building the Bradford Bypass

Both Simcoe County and York Region are expected to experience rapid growth over the next 10 to 20 years and investing in a new corridor is needed to relieve gridlock on existing east-west local roads. This is why the Province is committed to fully funding the construction of the Bradford Bypass, a new 16.2-kilometre four-lane freeway that will connect Highway 400 and Highway 404 in the Town of Bradford West Gwillimbury and the Town of East Gwillimbury.

A Preliminary Design and Environmental Assessment Update Study for the project is currently underway and is expected to be completed by December 2022. Ontario remains committed to ensuring environmental impacts are assessed and mitigated in an open and transparent manner in accordance with the streamlined planning and assessment process. Procurement is underway and construction of the bridge crossing at County Road 4 and the future Bradford Bypass (early works) is expected to begin in fall 2022 and be completed by 2024. This marks another step towards congestion relief for drivers — including farmers who depend on highways to get their goods to market.

Supporting Jobs and Cutting Commutes

The Bradford Bypass is expected to support more than 700 jobs per year, on average, during construction and generate more than $70 million in annual real GDP. Motorists and trucks are anticipated to see more than a 60 per cent savings in travel time when using the new freeway compared to existing routes along local roads, which will save up to 35 minutes.

Investing in Highway Infrastructure

Ontario has allocated approximately $2.6 billion in funding for 2021–22 to expand and repair provincial highways and bridges, which will also spur economic growth. The Province is investing an additional $474 million over a five-year period to address key large bridge rehabilitation projects in Southern Ontario, including:

• Reconstruction of the Essa Road overpass bridge on Highway 400 in Barrie;

• Replacement of the “Midtown Bridges” (Preston Street Bridge, Rochester Street Bridge, Booth Street Bridge, Bronson Avenue Bridge and Percy Street Bridge) on Highway 417 in Ottawa;

• Replacement of the Grand River Bridges on Highway 401 in Cambridge; and

• Highbury Avenue interchange on Highway 401 in London.

Section B: Building Ontario

Building Highways

Ontario is making smart investments in highways, roads and bridges to strengthen, rehabilitate and expand the provincial highway network. The 2021 Ontario Highways Program includes information on more than 580 expansion and rehabilitation projects that are either underway or currently planned.

Chapter 1: Build Ontario

Further Support for Municipal Transit Systems

Reliable transit service is part of a strong foundation for future growth. The Province played a lead role in the negotiations with the federal government on the Safe Restart Agreement, which provided over $7 billion in funding and in-kind supports. To date, the Province, in partnership with the federal government, has made more than $2 billion available to support municipal transit systems as they recover from the COVID-19 pandemic. Ontario provided an additional $150 million to address further COVID-19 pressures identified by municipalities. Ontario continues to support municipal public transit systems across the province with an additional investment of $345 million in 2021–22, to help municipalities through this challenging period resulting from lower ridership and year-over-year declines in Gas Tax revenue. The Province will continue its leadership in working with municipal partners and calling on the federal government to help address acute operating pressures.

Building Subways

In the 2019 Budget, the Province announced its historic new vision for transit in the GTA. This includes Ontario’s bold $28.5 billion plan for the largest subway expansion in Canadian history with the all-new Ontario Line, the three-stop Scarborough Subway Extension, the Yonge North Subway Extension and the Eglinton Crosstown West Extension.

Through future stages of the Eglinton Crosstown West Extension project, the Province is also committed to establishing connectivity to one of the region’s largest employment and economic hubs, Pearson International Airport.

The combined subway projects will support more than 16,000 jobs annually during construction. By 2041, the projects will have a total daily ridership of roughly 620,000 and expand the existing network by 50 per cent. Recent milestones include:

•	The tunnel boring machines for the Scarborough Subway Extension and the Eglinton Crosstown West are expected to arrive in Canada in January 2022 and start tunnelling in the spring.

•	In May 2021, the Province awarded contracts to design, build and finance the tunnels for the Eglinton Crosstown West Extension and the Scarborough Subway Extension projects.

•	Over the course of this year, Ontario has officially broken ground on the Scarborough Subway Extension and the Eglinton Crosstown West Extension.

•	In June 2021, the Province invited qualified companies to submit bids for early works at Exhibition Station that will support both future Ontario Line and GO Rail Expansion construction.

•

In July 2021, the Province announced it is moving ahead with a fourth station at Clark Avenue along the Yonge North Subway Extension. Clark Station will serve 2,500 riders during the busiest travel times and offer seamless transfers between the Yonge North Subway Extension and the planned branch of York Region’s Viva Orange bus rapid transit service.

Section B: Building Ontario

•

In September 2021, Ontario released the Request for Qualifications (RFQ) for the design and delivery of the stations, rail and systems work for the Scarborough Subway Extension. A shortlist of qualified proponents will be announced in early 2022 following the close of the RFQ.

Chapter 1: Build Ontario

Building Transit for Hamilton

Ontario continues to work closely with the City of Hamilton and the federal government to advance the Hamilton LRT project — Ontario’s fifth priority transit project. This shovel-ready project is a 14-kilometre line that will offer service from McMaster University through downtown Hamilton to Eastgate Square.

In May 2021, Ontario increased its contribution to $1.7 billion to support construction. In September 2021, the Province signed a Memorandum of Understanding with the City of Hamilton establishing the roles and responsibilities between all parties for the project’s delivery.

Funding New Streetcars for the Toronto Transit Commission

Ontario is working with federal and municipal partners to support the purchase of 60 new streetcars for the Toronto Transit Commission (TTC). In May 2021, Ontario announced an investment of $180 million, which will be matched by the federal government, with the City of Toronto investing an additional $208 million towards the project. The streetcars will be produced in Thunder Bay, bringing good jobs and employment to Northern Ontario’s manufacturing sector.

Building Transit-Oriented Communities

The Transit-Oriented Communities (TOC) plan will bring more housing, jobs and recreational spaces within walking distance of new subway stations.

The Province, working with its municipal partners at the City of Toronto, is in discussions to build Transit-Oriented Communities along the new Ontario Line, including at the East Harbour Transit Hub and at Corktown, Queen-Spadina, King-Bathurst and Exhibition stations.

In September 2021, Ontario proposed two TOCs along the Yonge North Subway Extension at the Bridge and High Tech stations. The communities would include commercial, office and retail space to support approximately 14,000 new jobs in the region and improve housing supply.

Section B: Building Ontario

Building Two-Way All-Day GO Transit

Ontario is transforming the GO rail network into a modern, reliable and fully integrated rapid transit network that will cut down on commute times across the province. Examples of improvements along the GO rail network include:

• The new Kipling Transit Hub, which was completed in May 2021, bringing improved transit infrastructure to East Mississauga and West Toronto. The transit hub provides customers with full access to the new and improved station that integrates MiWay bus service, TTC subway and bus, and GO rail as well as future GO bus service.

•

Extending the Richmond Hill rail line north to the new Bloomington GO station that was completed in June 2021. The new station includes improved parking, modern customer amenities, and offers more connections to support future growth in the region.

•

In August 2021, Ontario began providing enhanced train service to customers in the City of Hamilton. The Province introduced hourly GO train service along the Lakeshore West Line between West Harbour GO Station and Union Station each day of the week. The extension of service will provide commuters a closer station with increased access by walking, biking and local transit.

Delivering SmartTrack

Ontario and the City of Toronto are working together on the implementation of the SmartTrack Stations Program, which will relieve congestion and increase access to transit.

Chapter 1: Build Ontario

Building the Kitchener GO Rail Expansion

The Province is taking action to deliver significant advancements to GO service between Toronto and Kitchener. In April 2021, the Province and Metrolinx released the Preliminary Design Business Case, which highlights the benefits of the two-way, all-day GO service project, with more train service and shorter travel times. The Province also launched a procurement for improved infrastructure such as track upgrades between Georgetown and Kitchener that will help enable frequent two-way train service.

The Kitchener GO Rail Expansion will transform the line into a true rapid transit experience with more trips at every station and across seven municipalities. The Kitchener Line is projected to generate 39,000 jobs owing to better transit service and have an estimated 54,000 residents within walking distance from a station with two-way, all-day service.

Expanding GO Train Service to London

Ontario is expanding GO train service to Southwestern Ontario with weekday trips between London and Toronto. Extending GO train service to London is part of the Province’s transportation plan for Southwestern Ontario.

In October 2021, Metrolinx launched a pilot project that will provide weekday GO train trips between London and Union Station in Toronto. The new service will extend beyond GO Transit’s Kitchener Line and will include stops in St. Marys and Stratford. The Province is working closely with VIA Rail and CN to extend service and explore ways to improve the speed and frequency of passenger rail service.

Improving Connections to Northern Ontario

The Province is improving transportation in Northeastern Ontario, making it easier and more convenient for people to get where they need to go. In May 2021, Ontario moved another step closer to this goal with the release of the Northeastern Passenger Rail Service Initial Business Case.

The Province, the Ontario Northland Transportation Commission (ONTC) and Metrolinx are moving forward with feasibility work for a route that would provide service from Toronto. The government committed $5 million through the 2021 Budget to support this feasibility work. Over the last year, the ONTC has conducted tests on the tracks to assess their readiness for service and the amount of work required to restore them to operating condition. The proposed service route would support economic opportunities, the tourism industry and improve access to health care, education, as well as other critical services.

Section B: Building Ontario

The government plans to introduce legislative amendments to the Ontario Northland Transportation Commission Act that would further enhance and strengthen governance, accountability and oversight of the ONTC and its board. The proposed legislative amendments will better position the agency to deliver transportation services in Northern Ontario that ensure connectivity and contribute to economic prosperity by providing access to work, businesses, education and leisure activities.

Building the Ring of Fire

Promoting Prosperity in the Far North of Ontario

The Far North is a vast region in Ontario that has a population of approximately 24,000 people, of which 90 per cent identify as First Nations, living mainly in remote, fly-in communities. It is also a region of staggering beauty and significant economic potential for its communities and its people.

The Far North Act, 2010 provides community-based land-use planning in the Far North through a joint planning process between First Nations and the Province. The Ontario government has heard the concerns of both First Nations and Northern communities about the Far North Act, 2010, and is proposing amendments that will respect Aboriginal and Treaty rights and create the certainty needed to unlock the economic potential of the region in a way that is environmentally sustainable and protects the North’s rich natural beauty and heritage.

Ontario is proposing amendments to the Far North Act, 2010 that would keep current land-use plans in place and retain provisions that allow for joint land-use planning with Far North First Nations, while amending or repealing current prohibitions on development in areas without an approved land-use plan. The amendments will encourage collaboration between Ontario and First Nations in the Far North and remove barriers to economic development. Examples of significant legacy infrastructure projects that would benefit from these changes are the all-season roads for First Nation communities and mineral development opportunities in the Ring of Fire. Proposed changes would also encourage the use of traditional knowledge and perspectives on protection and conservation for the purposes of land-use planning.

The proposed amendments to the Far North Act, 2010 would support a more stable environment for investment that will bring jobs and prosperity to workers in Ontario’s North. These proposals would help support the development of valuable critical minerals that are used in various industries and products. Examples include cobalt, lithium, manganese, nickel, graphite and copper, which can be found in batteries for low-emission electric vehicles as well as energy storage systems. In addition, zinc, platinum group elements, rare earth elements, titanium and nickel are used in medical equipment and technologies including cardiac implants, magnetic resonance imaging (MRI) machines, monitoring devices and fibres for prosthetic devices.

Chapter 1: Build Ontario

Building the Road to the Ring of Fire Together

The Ring of Fire is one of the most promising mineral deposits in the history of Ontario, and will play a key role in the future of clean manufacturing in Ontario. It will create jobs, unlock critical minerals and bring multi-generational economic prosperity to Northern and First Nation communities. All-season, dependable road access is a prerequisite to unlocking opportunity in the region that will provide a corridor to prosperity for the remote First Nations living in the Far North. Critical legacy infrastructure such as all-season roads and high-speed internet will also improve the well-being of First Nations and Northern communities as well as enhancing access to health and social services, supporting food security and reducing the overall cost of living.

Marten Falls and Webequie First Nations are leading Individual Environmental Assessments for proposed all-season road projects to meet the needs of their communities. In October 2021, the Minister of the Environment, Conservation and Parks approved the Terms of Reference for the Marten Falls Community Access Road Environmental Assessment and the Terms of Reference for the Webequie Supply Road Environmental Assessment.

The Province has committed close to $1 billion to support the planning and construction of the all-season road network and other projects, including recent investments in high-speed internet, road upgrades and community supports.

The Ring of Fire is a critical project and it requires a full federal funding partner. The Government of Canada must step up and match Ontario’s commitments. For years, Ontario has called on the federal government to invest in this project, and now is the time to come to the table and support this economic opportunity of national importance.

Section B: Building Ontario

Building Community Infrastructure

Building and repairing municipal infrastructure is essential for providing reliable and sustainable services to the people of Ontario. These investments directly support public safety, job creation and economic growth.

This is why Ontario is doubling its annual investment in the Ontario Community Infrastructure Fund (OCIF) program with an additional $1 billion over five years. This brings the total funding in OCIF to nearly $2 billion over five years, helping 424 small, rural and Northern communities construct and rehabilitate roads, bridges, water and wastewater infrastructure. This includes critical projects like road repairs in Sarnia, Georgina and Haldimand County as well as upgrades to water treatment plants in Tay Township, Blind River and West Nipissing.

These infrastructure projects will contribute to the province’s economic growth by creating 1,500 jobs annually over the next five years and will help lay the foundation for Ontario’s long-term economic recovery and prosperity.

Chapter 1: Build Ontario

Section B: Building Ontario

Building Better Long-Term Care Beds Faster

Having a long-term care bed available, when it is needed, is a key component of fixing long-term care for our loved ones.

The government is taking action to create a long-term care sector that provides the highest quality of care for the most vulnerable people of Ontario. New beds built to modern design standards will help prevent and contain the transmission of infectious diseases and ensure residents have access to the care they need in a safe and comfortable environment.

As announced in spring 2021, the government has made historic investments of $2.68 billion — supporting 20,161 new and 15,918 upgraded long-term care beds in the development pipeline. This is two-thirds of the way to meeting the government’s commitment of 30,000 net new long-term care beds by 2028.

Building on this, the government plans to invest an additional $3.7 billion, beginning in 2024–25, to support building an additional 10,000 net new long-term care beds and upgrading more than 12,000 existing beds to modern design standards.

These historic investments would bring the total to $6.4 billion since spring 2019 and will result in a development pipeline of more than 30,000 net new beds and about 28,000 upgraded beds.

Chapter 1: Build Ontario

Section B: Building Ontario

Accelerated Build Pilot

In addition to these historic investments, Ontario is making progress on building capacity in the sector through the innovative Accelerated Build Pilot, which leverages hospital-owned land and accelerated construction techniques to build four new homes faster. Construction is well underway at hospital sites in Mississauga, Ajax and Toronto. Most recently, Ontario celebrated the topping-off of the long-term care home at the Lakeridge Health Ajax Pickering Hospital after only eight months of construction. Once complete, the home will have 320 new long-term care beds.

Other recent long-term care projects have reached important milestones. For example, the government recently celebrated the openings of The Grove Nursing Home in Arnprior, Faith Manor Nursing Home in Brampton and Mon Sheong Stouffville Long-Term Care Centre in Whitchurch-Stouffville. These projects have created a combined 396 net new and 180 upgraded long-term care beds — modern, safe and comfortable spaces for residents in these communities.

Building New Hospital Infrastructure

To support growing demands on the health care system, Ontario is investing $30.2 billion over the next 10 years in infrastructure to address longstanding challenges around hospital bed shortages in the hospital sector. These investments will increase capacity in hospitals, build new health care facilities, and renew existing hospitals and community health centres.

Expansion and renewal of hospitals remains a priority to ensure the province has a health care system that puts patients first. To address increasing demand in growing communities, the government is investing in historic hospital expansion and construction projects across the province. This includes building a new inpatient care hospital at the William Osler Health System — Peel Memorial Centre for Integrated Health & Wellness (Peel Memorial) in Brampton and delivering on critical expansions of the Trillium Health Partners hospitals in Mississauga and Etobicoke.

Chapter 1: Build Ontario

Facilities including those in Bruce County, Kingston, Collingwood and Moosonee will soon have access to new state-of-the-art health care facilities. Planning at the London Health Sciences Centre is underway to double the Stem Cell Transplant Unit capacity to address regional demand. The Province is funding the planning of a new regional acute care hospital in Windsor-Essex, which will centralize acute care services in one location.

Supporting the Pandemic Response through the Cortellucci Vaughan Hospital

At the height of the COVID-19 pandemic, Mackenzie Health delayed the full opening of the new Cortellucci Vaughan Hospital, so the hospital could act as a resource for the health care system in responding to the COVID-19 pandemic. On February 7, 2021, Cortellucci Vaughan Hospital opened with an exclusive focus on caring for COVID-19 patients from other hospitals. The hospital alleviated health care system pressures by opening an additional intensive care unit and medicine beds.

Cortellucci Vaughan Hospital is the first net new hospital built in Ontario in more than 30 years, the first hospital built in Vaughan and Canada’s first smart hospital. Cortellucci Vaughan Hospital officially opened as a full-service community hospital on June 6, 2021.

Section B: Building Ontario

Chapter 1: Build Ontario

Building a Revitalized Ontario Place

In July, the government announced details of its plan to revitalize Ontario Place into a world-class destination. Ontario Place will remain open to the public 365 days a year, with free public access and a waterfront experience that can be enjoyed by all.

Across the site, public spaces will be enhanced and brought up to modern standards with new parks, promenades, trails, as well as beaches. Key heritage and recreational features of Ontario Place will be retained and integrated into the redevelopment, including the Cinesphere, the pod complex, the marina, Trillium Park and the William G. Davis Trail. The Province will also work with the Ontario Science Centre to explore opportunities to have science-related tourism and educational programming at the preserved and restored Cinesphere and pod complex.

The Province actively searched for the best global partners to work with on the redevelopment of Ontario Place. The three successful partners will help deliver an exciting, inclusive and family friendly experience that will play a key role in the province’s post-pandemic recovery, both as a tourism destination and as a display of Ontario’s strong cultural identity.

Informed through consultation with the people of Ontario, the redevelopment of Ontario Place is expected to create more than 3,600 construction jobs and staff positions once the attractions open to the public, with approximately five million visitors expected annually.

Building Schools and Child Care Spaces

Investing in schools helps support the long-term success of students. This is why the government is investing about $14 billion in capital grants over 10 years to construct more schools, improve existing facilities across Ontario and support education-related projects. As part of this investment, the government is providing $1.4 billion for the 2021–22 school year to support the repair and renewal of schools, including upgrading ventilation systems. Over five years, the government is investing up to $1.0 billion to create up to 30,000 licensed child care spaces for families and communities across the province.

Section B: Building Ontario

Building More Homes

In June 2019, Ontario passed the More Homes, More Choice Act, 2019. The comprehensive legislation was central to the government’s More Homes, More Choice: Ontario’s Housing Supply Action Plan, which outlined a suite of legislative, regulatory and policy changes that have helped lay the groundwork needed to tackle Ontario’s housing crisis by eliminating duplication and barriers to help build more homes for the people of Ontario. While cutting red tape, the government has held firm to its commitment of maintaining protections for public health and safety, the environment, the Greenbelt, agricultural lands and Ontario’s rich natural and cultural heritage.

Initiatives under Ontario’s Housing Supply Action Plan are already working to streamline and speed up the development of new housing. For example:

•

To build more homes that meet the needs of the people of Ontario, $25.6 billion was invested in new housing in 2020 in the province — $4.5 billion more than in 2019. This trend has continued — the year-to-date investment in 2021 is 49 per cent higher than the equivalent period in 2020[1];

•	More homes started construction in 2020 (73,838) than in any year of the past decade. In addition, year-to-date starts in 2021 are currently 16 per cent higher than the equivalent period in 2020[2]; and

•	Rental construction has surged — rental housing starts in 2020 (10,954) were the highest since 1992; rental starts to date in 2021 are currently 14 per cent higher than the equivalent period in 2020[3].

When fully implemented by 2022, efforts to streamline development approvals will result in accelerated timelines and cost savings. The government is also making additional improvements to the land-use planning system, like allowing municipalities to delegate minor changes to their zoning by-laws to their staff to administer.

The government is proposing enhancements to the Brownfields Financial Tax Incentive Program to encourage the rehabilitation of contaminated land and support new housing development.

The Province will continue to work with all levels of government to help ensure that everyone in Ontario has a home they can afford.

[1]

Canada Mortgage Housing Corporation, Starts and Completions Survey, population centres 50k+, monthly data (year-to-date figures represent the period from January to September of a given year. Figures are current as of October 18, 2021).

[2]	Starts and Completions Survey 2021.

[3]	Starts and Completions Survey 2021.

Chapter 1: Build Ontario

While Ontario is already seeing signs of progress and housing starts have trended upwards, there is still more to do. As a next step, the government proposes to establish a Housing Affordability Task Force to provide recommendations to the Minister of Municipal Affairs and Housing on potential further actions to make housing more affordable for Ontario families.

Building High-Speed Internet

High-speed internet is critical for access to vital services like health care, education and employment, while increasing economic and entrepreneurial opportunities for the people of Ontario. It is estimated that as many as 700,000 households and businesses in Ontario lack access to high-speed internet or have no internet connection at all. In the 2021 Budget, the Province committed a historic $2.8 billion to make high-speed internet accessible in all regions of the province by the end of 2025, increasing Ontario’s overall investment in broadband to nearly $4 billion over six years beginning in 2019–20.

The government is moving quickly to speed up Ontario’s broadband expansion. On April 12, 2021, the Ontario Legislature passed the Supporting Broadband and Infrastructure Expansion Act, 2021 to accelerate the deployment of broadband infrastructure and get households connected faster.

The Province has also successfully partnered with the federal government to invest up to $1.2 billion to connect up to 300,000 households in hundreds of communities through the Improving Connectivity for Ontario (ICON) program and the federal Universal Broadband Fund program.

Ontario is also diversifying the province’s broadband infrastructure by investing more than $109 million in Telesat’s next-generation Low Earth Orbit satellite network, to help secure future access to dedicated high-speed bandwidth for local communities.

Section B: Building Ontario

The government is also making investments across the province, including a $71 million investment in the Eastern Ontario Regional Network (EORN) to improve access to cellular service and mobile broadband in Eastern Ontario. Additionally, the Province is investing up to $64 million in the Southwestern Integrated Fibre Technology (SWIFT) project to bring high-speed internet to 63,000 more homes and businesses across Southwestern Ontario. In addition, Ontario is investing in initiatives to improve connectivity in Northern Ontario, including $10.9 million to bring faster internet connections to several First Nations and Northern communities.

Ontario is also delivering on the government’s plan to expedite broadband access by issuing a world-leading broadband expansion program guideline that further supports and deepens positive and collaborative relationships between Internet Service Providers (ISPs), utility companies and municipalities, while holding all parties to account. This partnership will help support timely and efficient expansion of broadband across the province.

Building Stronger Supply Chains

The COVID-19 pandemic revealed challenges in securing critical supplies and equipment, such as personal protective equipment (PPE), to safeguard the people of Ontario, including frontline workers and vulnerable persons. Since the onset of the pandemic, Ontario has been procuring these supplies and equipment through its traditional suppliers as well as working directly with manufacturers, including Ontario-based vendors that were able to retool and respond to Ontario’s call to action. For example, Barrie-based company Southmedic Inc., with support from the Ontario Together Fund, is leveraging existing production processes, materials and supply chain networks to strengthen Ontario’s supply of PPE.

On November 16, 2020, the government formally announced the creation of Supply Ontario, a new centralized procurement agency that will enable a whole-of-government approach to purchasing goods and services for the public, broader public sector and health sectors — leveraging provincial purchasing power to ensure consistent access to high-quality and reliable products at the best value for the people of Ontario. To further strengthen Ontario’s supply chains, the government is also introducing the Building Ontario Business initiative to help level the playing field by reducing barriers and giving Ontario and Canadian companies opportunities to secure public-sector contracts and create new opportunities and jobs for Ontario.

Chapter 1: Build Ontario

Transforming the Government’s Approach to Real Estate

While real estate is one of the government’s greatest resources, there is no consistent framework on addressing best practices to guide decision-making. Taking a government-wide approach will help drive leaner processes and greater efficiencies, and allow the government to realize greater value nimbly and efficiently from government real estate, maximizing the value for Ontario taxpayers.

This is why the government will establish a “Centre of Realty Excellence” (CORE), creating one holistic sight line across the public sector for the Ontario government to determine priority surplus properties aligned with key initiatives, including building long-term care.

Section C: Working for Workers

Section C: Working for Workers

Introduction

Ontario’s frontline workers kept store shelves stocked and our supply chains going during the pandemic, but for too long workers have been falling behind. Take-home pay for many has not kept pace with the rising cost of living, and far too many workers find themselves stuck in precarious employment situations.

Ontario workers should be in a race to the top, not a race to the bottom. This is why the government is raising the minimum wage, investing in skills training opportunities and attracting the investment that will create good, well-paying jobs in every region of the province.

The government is Working for Workers.

Highlights

Working for Workers

•  To support workers, the government is proposing to increase the general minimum wage to $15 per hour effective January 1, 2022 and to eliminate the special minimum wage rate for liquor servers by raising it to the general minimum wage. Ontario workers should be in a race to the top, not a race to the bottom.

•  To protect Ontario workers from exploitation and labour trafficking, the government is investing $1.1 million in 2021–22 to support a dedicated team of officers to undertake focused inspections of temporary help agencies and recruiters of migrant workers. The pilot will help protect some of the most vulnerable and marginalized workers.

Chapter 1: Build Ontario

Working for Skilled Workers

•  To help workers get the training they need, the government proposes to extend the Ontario Jobs Training Tax Credit to 2022. The 2022 credit extension would provide an estimated $275 million in support to about 240,000 people, or $1,150, on average.

•  To help workers get good jobs, Ontario is investing an additional $90.3 million over three years starting in 2021–22 in the Skilled Trades Strategy. Key new initiatives include creating a skilled trades career fair as well as enhancing the Ontario Youth Apprenticeship Program and the Pre-Apprenticeship Training Program.

•  To support workers who need training to get a job, Ontario is investing an additional $5 million in 2021–22 to expand the Second Career program.

Working for Economic Growth

•  To support businesses and the workers they employ, Ontario has enabled an estimated $10.1 billion in cost savings and support in 2021, with more than 60 per cent, or $6.3 billion, going to small businesses in the province.

•  To encourage entrepreneurship, the government is providing Futurpreneur Canada with $1 million in new funding in 2021–22 to help expand support for young entrepreneurs in Ontario.

•  To help the tourism, hospitality and culture sectors recover and encourage Ontario families to explore the province, the government is proposing a new temporary Ontario Staycation Tax Credit for 2022. The credit would provide an estimated $270 million in support to about 1.85 million families, or $145, on average.

•  To strengthen Ontario’s agri-food supply chain, the government is investing up to $25 million over three years in a new Strategic Agri-Food Processing fund to support projects that will enhance processing capacity and food security.

Section C: Working for Workers

Working for Workers

Raising the Minimum Wage

An incredible debt of gratitude is owed to the frontline workers of Ontario. These dedicated men and women kept store shelves stocked and supply chains going throughout the pandemic. They had Ontario’s back, and the government has theirs. For too long, wages for many have not kept up with the cost of living. Ontario workers should be in a race to the top, not a race to the bottom.

The government is proposing to increase the general minimum wage to $15 per hour effective January 1, 2022. This represents a 4.5 per cent increase over the current minimum wage of $14.35 per hour. Under the proposed changes, the special minimum wage rate for liquor servers would be eliminated and they would be entitled to the general minimum wage. The minimum wage rates for students, homeworkers, hunting and fishing guides and wilderness guides would be increased proportionately to the increase in the general minimum wage. Annual increases based on the Ontario Consumer Price Index would resume on October 1, 2023.

How the Proposed Minimum Wage Increase Benefits People

Greg is working full time at the general minimum wage. With the minimum wage increase, Greg’s annual earnings would increase by about $1,350 in 2022.

Angela works full time at the liquor servers’ minimum wage of $12.55. With the elimination of the special liquor servers’ rate, Angela would receive $5,100 more in 2022.

Niko is a 17-year-old student working part time at the student minimum wage of $13.50. By receiving the same proportional increase as those earning the general minimum wage (4.5 per cent), Niko’s annual earnings would rise by about $780 in 2022.

Chapter 1: Build Ontario

Taking Action Against Underground Labour Brokers and Traffickers

No one in Ontario should go to work in fear. This is why the government is protecting workers and cracking down on exploitation and labour trafficking. Ontario is investing $1.1 million in 2021–22 to implement a pilot team of officers to undertake inspections of temporary help agencies and recruiters suspected of worker exploitation and labour trafficking. This team will help protect some of the most vulnerable and marginalized workers in Ontario, including Indigenous workers, newcomers, young workers, migrant workers and women.

This initiative ensures all workers, no matter their status, will have the full protection of Ontario’s labour laws. The Province has recently introduced legislation to set up licensing for temporary help agencies and recruiters. The pilot team will be in place ahead of the requirement for all temporary help agencies to be licensed and will support greater compliance.

Working for Skilled Workers

Helping Workers Get the Training They Need

In the 2021 Budget, the government introduced a temporary Ontario Jobs Training Tax Credit for 2021 to help workers get the training they need.

The credit provides up to $2,000 in relief for 50 per cent of a person’s 2021 eligible training expenses, such as tuition at an eligible Canadian institution and fees paid to certain bodies in respect of an occupational examination in 2021. The credit is refundable, meaning that people can benefit whether or not they owe any Ontario Personal Income Tax.

To help individuals continue to upgrade their skills and transition back to the labour force, or those who may not have used the credit in 2021 (e.g., due to concerns related to the pandemic), the government is proposing to extend this credit to the 2022 tax year. The extension of this credit would provide up to $2,000 in relief for 50 per cent of a person’s 2022 eligible training expenses, or up to a total of $4,000 over the two tax years. The 2022 credit extension would provide an estimated $275 million in additional support to about 240,000 people, or $1,150, on average.

Section C: Working for Workers

Chart 1.8

Supporting Workers with Their Training Expenses

Ontario Jobs Training Tax Credit (proposed extension)
Canada training credit
Support from training credits of $2,750 (or 68% of expenses)
$2,000
$750
Support from training credits of $700 (or 100% of expenses)
$350
$350

Graeme
32 years old, working in a low-wage job. Has $700 in eligible expenses in 2022 for a course to develop skills for a chance at a promotion.

Elliott
27 years old, lost his job due to the COVID-19 pandemic. Has $4,050 in eligible expenses in 2022 to develop skills for a new career.

Note: Examples assume that Graeme's Canada training credit limit for 2022 is at least $350 and that Elliott's Canada training credit limit for 2022 is $750.
Source: Ontario Ministry of Finance.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Chapter 1: Build Ontario

Building Opportunities in the Skilled Trades

Skilled trades workers are vital for the health of Ontario’s economy. The trades provide good jobs that support families and communities. The Province is investing an additional $90.3 million over three years starting in 2021–22 in its Skilled Trades Strategy announced in the 2020 Budget.

Based on recommendations from the Apprenticeship Youth Advisors appointed in August 2020, Ontario is enhancing its Skilled Trades Strategy to provide more information, further promote the value of the trades, establish clearer pathways, encourage diversity and inclusion and enhance linkages between government, school boards and industry with the goal of making it easier than ever to learn a trade in the province of Ontario.

Section C: Working for Workers

Skilled Trades Strategy

Breaking the Stigma	Simplifying the System	Encouraging Employer Participation

Expanding Pathways

•  Advertising and marketing campaigns

•  Ontario Youth Apprenticeship Program enhancements

•  Launching an annual Skilled Trades Career Fair

•  Pre-Apprenticeship Training Program investments

Technology, Skilled Trades and Apprenticeship Plan

•  Professional learning for educators and guidance counsellors

•  Industry donations of supplies and equipment to schools

Seamless Customer Service

•  Skilled Trades Ontario

•  Apprenticeship Development Benefit

•  One-window digital portal

•  Tools Grant

•  Increasing awareness of available early years and child care supports

Training Delivery Agents

•  In-Class Enhancement Fund

•  Apprenticeship Capital Grant

Connecting Businesses with Talent

•  Achievement Incentive Program enhancements

•  Post-apprenticeship and journeyperson training

•  Infrastructure Talent Accelerator

•  Group Sponsorship Grant

•  Skills Development Fund

Sources: Ontario Ministry of Labour, Training and Skills Development and Ontario Ministry of Education.

Chapter 1: Build Ontario

Expanding the Second Career Program

The Second Career program has traditionally helped laid-off, unemployed workers access the training they need to become qualified for in-demand, well-paying jobs while also connecting local employers with the high-skilled workers they need. Ontario is investing an additional $5 million in 2021–22 to expand the Second Career program to extend support to more people, including newcomers, gig workers and people with disabilities.

How Expanding the Second Career Program Benefits People

Over the COVID-19 pandemic, Mary realized that she would like to pursue a career with more stability and decided to go back to school to become a computer network technician. Starting this spring, through the expanded eligibility of the Second Career program, she will be able to receive up to $28,000 to pay for the costs of training, including tuition, books and basic living expenses, as well as additional supports for child care. This will help her train for an in-demand career, support her family and boost Ontario’s economic growth.

Enhancing the Skills Development Fund

The Skills Development Fund supports projects that remove pandemic-induced barriers to hiring, training and retraining workers. With almost 150 projects so far, the first round of the Skills Development Fund is helping more than 260,000 workers and job seekers across the province. Ontario is committing more than $200 million to the Skills Development Fund and is accepting proposals for the second round of funding, as well as expanding the Fund’s eligibility to allow an even wider range of organizations to apply, including Indigenous skills and employment training centres and hospitals.

Supporting Quality of Life for Skilled Tradespeople

As part of the Skills Development Fund, Ontario has invested $475,800 to support a collaborative project between the Provincial Building and Construction Trades Council of Ontario and the De Novo Treatment Centre, a non-profit that specializes in the treatment of addictions and mental health challenges for workers in the building and construction trades. The project will conduct research to identify the root causes and drivers of addictions and disorders, develop training tools for training centres, union affiliates and employers to better understand and address the issues, and develop a report to improve the productivity and quality of life for skilled tradespeople.

Section C: Working for Workers

Helping Immigrant Entrepreneurs Find Opportunity

Many new immigrants are looking for business opportunities, while smaller communities are looking for investment. To help create more jobs in smaller communities, Ontario is investing $6 million over three years for a pilot program to expand opportunities for foreign investors to establish new, or purchase and expand existing businesses in Ontario outside of the Greater Toronto Area (GTA). The pilot is expected to result in 100 additional Entrepreneur Stream applications through the Ontario Immigrant Nominee Program, which will help generate employment in regions that need the most help to recover from the impacts of COVID-19. Applications received under this economic development initiative will be processed on a priority basis.

Ontario’s Task Force on Women and the Economy

In the 2021 Budget, the government announced the creation of a task force to provide advice to the Minister of Finance and the Associate Minister of Children and Women’s Issues to address the unique and disproportionate economic barriers women face.

The task force met several times over the summer and considered three areas of focus relating to women’s participation in economic growth. Their work was informed by diverse voices from the public, private and not-for-profit sectors.

Key Focus Areas of the Task Force on Women and the Economy

Supporting Women as They Enter and Re-enter the Workforce	Supporting Women’s Entrepreneurship	Removing Barriers for Women in Underrepresented Areas, Including the Skilled Trades and Science, Technology, Engineering and Math (STEM) Fields

Sources: Ontario Ministry of Children, Community and Social Services and Ontario Ministry of Finance.

Chapter 1: Build Ontario

Informed by the task force’s work, Ontario is taking immediate steps to address the unique economic challenges facing women, including:

•

Committing $500,000 in 2021–22 to the Investing in Women’s Futures program that offers free training opportunities and wrap-around supports for women facing abuse, isolation and mental health challenges so that they can develop the in-demand skills they need to participate in the workforce. In 2019–20 and 2020–21, the Investing in Women’s Futures program helped 1,110 women become employed or start their own businesses and 880 women pursue further training or education;

•

Investing $5 million in targeted supports for Indigenous, Black and racialized entrepreneurs to start or grow their business through the Racialized and Indigenous Support for Entrepreneurs (RAISE) grant. This grant will promote opportunities for female entrepreneurs, help remove barriers to economic opportunity and advance racial equity;

•	Establishing a diversity and inclusion governance structure within Skilled Trades Ontario;

•

Modernizing the education curriculum to ensure all students, including young women, have the foundational and entrepreneurial skills they need in a rapidly changing world along with a renewed focus on science, technology, engineering and math (STEM);

•	Providing a 20 per cent top-up to the Childcare Access and Relief from Expenses (CARE) tax credit for 2021, increasing support from $1,250 to $1,500, on average;

•

Expanding eligibility for the Second Career program, which provides financial support to offset living costs, including for child care, and supports families, including women, to enter and re-enter the workforce;

•

Introducing Canada’s most comprehensive framework for temporary help agencies, requiring all agencies and recruiters to be vetted and licensed, and enacting new penalties to combat labour trafficking and unscrupulous recruitment of workers. This licensing framework would include proactive enforcement through the establishment of a dedicated team of officers. This would help protect some of the most vulnerable and marginalized workers in Ontario, such as Indigenous workers, migrant workers, newcomers, young workers and women; and

•

Planning to introduce an increase to the general minimum wage to $15 per hour effective January 1, 2022. This would provide higher wages for many low-income and precarious workers, who are disproportionately women.

Section C: Working for Workers

Improving Choice and Affordability in Child Care

Ontario continues to make child care more affordable, improving options for parents and supporting inclusive economic growth. Recently, Ontario and the federal government made progress in this area with the renewal of the Canada-Ontario Early Learning and Child Care Agreement, which includes enhanced funding from the government of Canada to 2024–25. Ontario has also secured one-time funding from the federal government to support the Province’s ongoing early childhood educator recruitment and retention efforts.

Ontario recognizes the federal government’s commitment to invest in child care to expand access and affordability. Ontario looks forward to continuing to build on the progress made to date to meet the needs of Ontario families, while ensuring new federal commitments recognize the Province’s existing investments, such as full-day kindergarten. The Province expects the federal government to provide adequate and sustained funding to improve affordability and sufficient flexibility that recognizes the size and complexity of Ontario’s child care system.

Working for Economic Growth

Lowering Employer Costs and Supporting Growth

Since June 2018, the government has lowered costs for employers to help them grow, protect existing jobs and create opportunities for workers. In fact, Ontario has enabled an estimated $10.1 billion in support to Ontario businesses in 2021, with more than 60 per cent, or $6.3 billion, going to small businesses.1 Examples include:

•	Supporting a reduction in Workplace Safety and Insurance Board (WSIB) premiums;

•	Allowing businesses to accelerate writeoffs of capital investments for tax purposes;

•	Reducing the small business Corporate Income Tax rate to 3.2 per cent;

•	Introducing and temporarily enhancing the Regional Opportunities Investment Tax Credit to encourage investments in certain regions of Ontario that have lagged in employment growth in the past;

•	Lowering high Business Education Tax (BET) rates for job creators;

•	Increasing the Employer Health Tax (EHT) exemption from $490,000 to $1 million;

•	Lowering electricity bills through measures such as the Renewable Cost Shift program, with the Province paying for a portion of high-priced, non-hydro renewable energy contracts;

[1]	Source: Ontario Ministry of Finance.

Chapter 1: Build Ontario

•

Providing targeted COVID-19 support through the Ontario Small Business Support Grant, which delivered $3 billion in urgent and unprecedented support to over 110,000 small businesses across the province; and

•	Providing property tax and energy cost rebates for eligible businesses impacted by provincial public health measures.

Supporting Entrepreneurship and Growth

Entrepreneurship is an integral part of Ontario’s economy that creates jobs and supports economic growth across the province. Business owners in the province continue to face challenges accessing new capital. Ontario is providing $1 million in new funding to Futurpreneur Canada in 2021–22, to help expand support for young entrepreneurs across Ontario. This non-profit organization offers mentorship programs to businesses led by young entrepreneurs. It also offers loan capital worth up to $20,000 and can potentially be used to leverage an additional $40,000 from the Business Development Bank of Canada (BDC). This new investment will make sure that these small businesses have the resources they need to reach their full potential.

Creating a Single Window for Business

It should be simple and straightforward to start, grow and manage a business in Ontario. The Province sought creative ideas and solutions to develop a single point of entry for any business to access government information and services. This is just one of the many actions the government is taking to eliminate red tape and burdensome regulations so businesses can thrive and grow.

Helping Small Businesses Go Digital

In response to the global economic downturn caused by the COVID-19 pandemic, many of Ontario’s small businesses have found alternative ways of doing business, such as through online platforms and digital sales. Before the pandemic, about 60 per cent of Ontario’s small businesses had a website, while only seven per cent had an online payment solution.

In 2020–21, the Digital Main Street program helped more than 20,000 businesses across the province to increase their digital presence, including more than 14,000 independent businesses and artists who received support to create online stores and more than 4,000 businesses that received grants to help with the costs of digital adoption.

Section C: Working for Workers

Through the new Small Business Digitization Action Plan, the government is extending and enhancing the Digital Main Street program. Over the next two years, $40 million will be invested in the program to better position Ontario’s businesses to compete and improve the productivity of their workers by:

•	Providing small businesses with grants, offering technical training for workers, and digital resources to help businesses reach more customers in person and online;

•	Supporting the opening of online stores through the ShopHERE program; and

•	Offering access to Digital Service Squads, which provide one-on-one help and access to Digital Transformation Grants that will fund the implementation of digital strategies for small businesses.

The expansion of Digital Main Street is expected to help 36,000 businesses over the course of the next two years.

As part of the Action Plan, Ontario is also investing $10 million over the next two years to create a new Small Business Digitization Competence Centre. The competence centre will provide small businesses with training and support for emerging equipment and processes, and help companies understand the benefits of digital adoption.

Working for Tourism, Hospitality, Culture and Sports Workers

The COVID-19 pandemic has hit Ontario’s tourism, hospitality and culture sectors particularly hard due to limits on travel and other restrictions. To support the tourism, culture, sport and recreation sectors, Ontario has invested more than $800 million since the pandemic began.

Encouraging Residents to Discover Ontario

To help the tourism, hospitality and culture sectors recover from the pandemic and encourage Ontario families to rediscover the best the province has to offer, the government is proposing a new temporary Ontario Staycation Tax Credit for 2022.

Chapter 1: Build Ontario

This new Personal Income Tax credit would provide eligible Ontario residents with support of 20 per cent on eligible 2022 accommodation expenses in Ontario of up to $1,000 for an individual or $2,000 for a family. In total, the credit is expected to provide support of an estimated $270 million in 2022 to about 1.85 million Ontario families. The credit would provide up to a maximum of $200 for an individual and $400 for a family.

The new credit would build on a wide range of government initiatives designed to help these sectors through the COVID-19 pandemic, including the Ontario Tourism Recovery Program and the Ontario Tourism and Travel Small Business Support Grant.

By making tourism in the province more affordable, the credit would help encourage people to explore Ontario while keeping tourism dollars right here at home.

Chart 1.9

Supporting Ontario Tourism

Examples of support from the proposed temporary Ontario Staycation Tax Credit
Support is 20% of $250 in eligible expenses
$50
Support is 20% of $600 in eligible expenses
$120
Support is 14.5% of $2,750 in eligible expenses
$400
Hayley
An individual books an eligible hotel room for a night at $250. She also has $250 in other non-eligible tourism-related expenses (e.g., a dinner out and a ticket to a show).
Jed and Nuri
A couple with two children book eligible campsites for two long weekends for a total of $600. They also have $400 in other non-eligible tourism-related expenses (e.g., renting a car, supplies from a nearby convenience store).
Hope and Deepak
A couple with two children book an eligible cottage for a week at $2,750. They also have $750 in other non-eligible tourism-related expenses (e.g., local groceries and nearby attractions).

Source: Ontario Ministry of Finance.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Section C: Working for Workers

Supporting the Film and Television and Interactive Digital Media Industries

Investing in the Film and Television Industry

The film and television industry is a vibrant part of Ontario’s economy, drawing on the province’s skilled workers in high-tech production studios and local communities for filming locations. In 2020, Ontario’s film and television industry contributed $1.5 billion to Ontario’s economy, while navigating the challenges of COVID-19. This activity created 29,700 high-value, full-time equivalent, direct and spin-off jobs for the people of Ontario.2

The government offers three refundable tax credits to support the film and television industry, including the Ontario Film & Television Tax Credit (OFTTC), the Ontario Production Services Tax Credit (OPSTC) and the Ontario Computer Animation and Special Effects Tax Credit (OCASE). These incentives play an important role in increasing job creation and economic activity in Ontario while also enhancing the province’s cultural profile.

In response to COVID-19, the Province temporarily extended some timelines and amended some requirements for these tax credits, helping companies maintain tax credit eligibility despite delays due to the pandemic.

In July 2021, the government announced more than $7.3 million to support the film and television industry in Northeastern Ontario. This investment is being delivered through the Northern Ontario Heritage Fund Corporation (NOHFC) helping Northern production and post-production projects succeed. Funding will help create jobs and promote economic development in Northern communities such as North Bay and Sudbury.

The government is committed to providing stability and support for workers and businesses in this key industry, while exploring opportunities to maximize benefits for Ontario. The Province appreciates the work of the Film and Television Advisory Panel and will continue to work with the industry to grow high-value film and television production in Ontario.

[2]

Ontario Creates, 2020 Production Statistics, 2021. Data represent expenditures of all productions using Ontario Creates-administered incentives and services. Data do not include television commercials, corporate videos, music videos, or broadcaster in-house production.

Chapter 1: Build Ontario

Supporting the Interactive Digital Media Industry

Ontario’s deep pool of technical and creative talent and its competitive interactive digital media tax credit have helped to make the province a prime location for video game development in the interactive digital media industry. In 2019, the interactive digital media industry employed more than 25,000 people in Ontario and contributed $3.7 billion to the province’s economy.3

In August, the government announced an investment of almost $1 million to expand on-the-job training for 350 young people in creative industries like film, music, gaming and animation. The initiative is focused on youth above the age of 16 with disabilities, who are newcomers to Ontario, Indigenous or Black.

The government will continue to explore opportunities to work with the digital media industry to attract more investment and create jobs in Ontario.

Improving Administration of the Election Finances Act

The Province is proposing amendments to the Election Finances Act to streamline the implementation of recent changes to reduce the influence of third-party advertising in Ontario elections. The amendments would eliminate the requirement for the advertising sector to verify the activities and compliance of third parties with the spending limits under the Act. This update would reduce the administrative burden placed on sellers of advertising and align Ontario’s approach to verifying third-party spending limits with other comparable Canadian jurisdictions.

Investing in Research and Innovation

Research and innovation are key drivers of productivity and economic growth. This is why Ontario is investing a total of $48 million over the next two years in research supports that are of strategic value to the province.

This funding will provide the essential stability to ensure work continues in priority areas for the Perimeter Institute, the Sudbury Neutrino Observatory Laboratory (SNOLAB), and Advanced Research Computing facilities. The Perimeter Institute will continue to undertake fundamental research in cosmology and quantum computing, and SNOLAB will seek breakthroughs in the study of solar neutrinos. The Advanced Research Computing facilities will continue to provide computing infrastructure for Ontario research institutes and industry.

[3]	Statistics Canada. Table 36-10-0452-01, Culture and sport indicators by domain and sub-domain, by province and territory, product perspective.

Section C: Working for Workers

Ontario’s investments will leverage funding from federal and private-sector partners and attract world-class talent to help ensure that Ontario continues to be internationally competitive for global research and development activities.

Modernizing Financial Services

The government is fulfilling its commitment to implement the seven recommendations stemming from the 2019 review of the Mortgage Brokerages, Lenders and Administrators Act, 2006. The government is also implementing a new legislative framework for credit unions, as introduced with the Credit Unions and Caisses Populaires Act, 2020.

The government is also following through on its commitment to better protect consumers. Empowering the Financial Services Regulatory Authority of Ontario (FSRA) to develop a whistleblower protection program would allow FSRA to better identify misconduct and advance enforcement investigations. A program that provides protections to whistleblowers from disclosure of identity, reprisals and civil liability will ensure the people of Ontario who witness behaviours that harm others have avenues to raise issues with the regulator without fear of repercussions.

Furthermore, the government is proposing changes that will allow FSRA to establish clear market conduct requirements regarding the design, marketing, sales, issuance and administration of segregated funds to improve consumer protection.

Modernizing Ontario’s Capital Markets to Attract Investment and Create Jobs

The Ontario government is following through on its commitment to modernize Ontario’s capital markets to further enhance the province’s position as a globally competitive capital markets jurisdiction. Strong, modern capital markets that protect investors and prioritize consumer choice will play an important role in building a more prosperous Ontario.

The 2021 Budget announced that the government will be moving forward with implementing the Capital Markets Modernization Taskforce recommendations intended to make the Ontario Securities Commission (OSC) — the province’s capital markets regulator — more effective.

The mandate of the OSC has been expanded to include fostering capital formation and competition in the markets to boost economic growth and create a level playing field for all market participants. The government also intends to separate the combined OSC Chair and Chief Executive Officer role into two distinct positions, as well as separate the OSC’s adjudicative and regulatory responsibilities.

Also, the government has now delivered on its 2021 Budget commitment to release the draft Capital Markets Act for public consultation. The draft Capital Markets Act takes a platform approach to regulation by setting out the fundamental provisions of capital markets law while leaving detailed requirements on specific matters to be addressed in rules.

Chapter 1: Build Ontario

The government continues to carefully consider the remaining recommendations made by the Taskforce and is committed to moving forward on additional steps to modernize the capital markets and protect consumers.

Working with the Investment Management Corporation of Ontario

The Investment Management Corporation of Ontario (IMCO) was created as a pooled asset manager for Ontario’s broader public-sector institutions. IMCO operates at arm’s length from the government and aims to deliver dynamic, cost-efficient investing solutions for broader public-sector pensions and investment funds. Through consolidated broader public-sector asset management, IMCO aims to reduce investment management costs and provide access to a broader range of investment strategies. This includes strong client portfolio management, improved access to investments, and risk management capabilities. The government will continue to work with IMCO in the execution of its mandate.

Working for Farmers

With a shortage of processing capacity and supply chain disruptions that affect productivity and growth, the agri-food sector has been significantly impacted by the pandemic. Ontario is supporting key investments in innovation, capital and equipment to help modernize the province’s processing capacity and position the sector for growth, strengthening Ontario’s agri-food supply chain and food security. In addition, the government is proposing enhancements to property tax programs that support farm businesses.

Supporting Jobs in the Agri-Food Processing Industry

Ontario’s agri-food sector represents a diverse and dynamic contributor to the province’s economy, producing some of the safest and highest-quality food products in the world while providing high-value jobs across the province. Ontario will invest up to $25 million over three years starting in 2021–22 in a new Strategic Agri-Food Processing Fund to support projects that will enhance processing capacity and food security. The investment will help with the shortage of processing capacity, including a rural/Northern stream with a focus on areas that are underserved or experiencing lower economic growth compared with the rest of the province.

Through grants of up to $3 million to food processing businesses, the fund will encourage industry investment in innovative technology, capital and equipment required to increase capacity and productivity in the sector. These strategic investments will result in efficiency improvements and will increase the sector’s competitiveness and resiliency against future disruptions. Through this investment by the Province, industry will be able to capitalize on opportunities in value-added processing to expand domestic and international market opportunities for Ontario’s trade and exports.

Section C: Working for Workers

Working for Manufacturing and Automotive Sector Workers

Creating the Advanced Manufacturing and Innovation Competitiveness Stream of the Regional Development Program

As global markets continue to reopen, there is growing international competition for investment. Supply chain challenges are continuing due to strong demand for global goods as well as logistical challenges. Ontario will help businesses facing these challenges by investing $40 million for a new provincewide, two-year Advanced Manufacturing and Innovation Competitiveness stream of the Regional Development Program. The new stream will help Ontario businesses invest in the equipment, advanced technologies and skilled workers needed to improve competitiveness, support growth, and create and retain jobs in every region of the province.

Recognizing Ontario Manufacturing

In October 2021, the government, in partnership with Canadian Manufacturers & Exporters (CME), announced October 1 as Manufacturing Day. The day celebrates Ontario’s manufacturers, their hard-working employees, and a collective commitment to ensuring that Ontario maintains its status as the economic engine of Canada. This past October, Manufacturing Day kicked off a full month of activities to celebrate all Ontario-based manufacturers, from the small 3D print shop to the large automaker.

To further promote manufacturing in Ontario, the government supported the CME’s launch of the Ontario Made program. The Province invested $1 million in 2021–22 to support enhancements to the Ontario Made program to reach more retailers and manufacturers, to encourage participation and build awareness and recognition among consumers of made-in-Ontario products. This program makes it easier for shoppers to identify and purchase products produced right here at home. Under the program, more than 2,400 manufacturers have registered more than 10,800 products, and 400 retailers are participating.

Chapter 1: Build Ontario

Advancing Ontario’s Automotive Sector

Ontario is home to a thriving auto sector with more than 200 companies working on connected and autonomous vehicle technologies. In 2020, Ontario’s auto industry employed more than 120,000 people.

The Province has a plan to help the auto sector, its workers, and the communities that depend on it to thrive and grow in Ontario. Ontario is developing phase two of its Driving Prosperity plan, which will look to continue the transformation of the province’s automobile supply chain by establishing a domestic battery ecosystem and ensuring Ontario’s auto workers have the skills needed for high-paying jobs in the auto sector and the broader supply chain. The plan will also support growth in auto-related tech companies, help attract new investments, create research and development partnerships, drive innovation and secure good jobs in the auto sector.

Ontario is also solidifying the province’s status as a North American manufacturing industry leader by working with the steel sector to encourage large-scale investments to transition production to low-carbon emission steel. The transition would entrench Ontario as a strategically located high-value steel producer, critical to the auto and broader manufacturing sectors.

Encouraging Electric Vehicle Development

According to Bloomberg’s Electric Vehicle Outlook 2021, battery electric vehicles (BEVs) are expected to account for more than 25 per cent of new global passenger vehicle sales by 2030. By 2040, it is anticipated that global electric vehicle sales will have surpassed the production of internal combustion engines. Electric vehicle (EV) manufacturing and adoption presents a major opportunity to help Ontario strengthen its North American position in automotive and auto parts production, secure long-term economic growth of the sector, provide job opportunities for Ontario workers as well as meet emission reduction targets. A key goal of the government is to develop a battery supply chain ecosystem and a new generation of EVs in Ontario.

To date, the province has received significant investment commitments in its EV supply chain capacity from major auto manufacturers, indicating that Ontario’s auto sector remains globally competitive and continues to grow and thrive. The investment commitments in Ontario’s auto sector from major auto manufacturers total $5.6 billion, creating and protecting high-quality jobs for workers.

Section C: Working for Workers

Developing Ontario’s Critical Minerals Strategy

Critical minerals are important to the development of new technologies and high-growth sectors such as renewable energy, electronics, EVs and cleantech — all of which support a low-carbon future. The abundance of critical minerals in Ontario will help position the province to play a vital role in critical minerals development and secure investments such as new EV technology, creating new opportunities for resource and automotive sector workers.

In March 2021, Ontario announced plans to develop its first-ever Critical Minerals Strategy and released a Critical Minerals Framework Discussion Paper for consultation. The strategy will strengthen Ontario’s position as one of North America’s premier jurisdictions for responsibly sourced critical minerals, including rare earth elements. It will also support the mineral exploration and mining industry by reducing regulatory barriers, creating jobs, attracting investment, and helping the transition to a low-carbon economy while respecting the environment as well as Aboriginal and Treaty rights. Consultations on the discussion paper closed in June 2021, and the comments received are being considered as Ontario prepares its Critical Minerals Strategy.

Working for Workers in Every Region

Supporting Regional Investment Opportunities

Regional economic development initiatives support workers, families and communities across the province. Ontario introduced the Regional Opportunities Investment Tax Credit in the March 2020 Economic and Fiscal Update to encourage business investment in areas of the province where employment growth in the past was slower than the provincial average. This Corporate Income Tax measure is a 10 per cent refundable tax credit for eligible corporations that build, renovate or purchase eligible commercial or industrial buildings in a qualifying region of the province.

To provide additional support for businesses looking to re-open or transition their operations due to disruptions from COVID-19, Ontario temporarily doubled the tax credit rate in the 2021 Budget from 10 per cent to 20 per cent for eligible expenditures on assets that become available for use in the period beginning on March 24, 2021 and ending before January 1, 2023. This change doubled the available tax credit support for regional investment from a maximum of $45,000 to a maximum of $90,000 in a year and is estimated to provide an additional $61 million in tax credit support, resulting in a total of $155 million by 2022–23.

Chapter 1: Build Ontario

Working for Northern Ontario

Promoting Economic Prosperity Across Northern Ontario

To support workers and build prosperity in Northern communities, the government announced an improved Northern Ontario Heritage Fund Corporation (NOHFC) program in February 2021 with a focus on culture, talent, business development and community infrastructure. The program targets existing and emerging markets, provides more employment opportunities for Indigenous peoples and helps address the skilled labour shortage in the North. Alongside these program improvements, Ontario is committing $100 million per year over the next two years through the NOHFC to support investments in infrastructure, culture, economic development and training.

Creating Jobs through the Northern Ontario Heritage Fund Corporation

Since June 2018, the NOHFC has invested more than $374 million in 3,713 projects in Northern Ontario, supporting more than $1.3 billion in investment and creating or sustaining over 5,500 jobs.

Supporting Biomass, the Forestry Sector, and Northern Communities and Jobs

The Province is proposing to fund the above-market costs of near-term re-contracting or extensions of existing biomass electricity generators in Northern Ontario through the Renewable Cost Shift program. Funding these contract extensions would support clean electricity generation, while maintaining electricity rate stability for businesses and households. It would also provide time for the development of the Province’s Forest Biomass Action Plan. It will create good jobs in the North and support the forest sector and forest workers.

Encouraging Economic Growth in Eastern and Southwestern Ontario

In 2019, Ontario launched the Regional Development Program to help eligible businesses, municipalities and economic development organizations create jobs and opportunities located in Eastern and Southwestern Ontario.

Supporting Jobs through the Regional Development Program

Since the program was launched, the Province has committed to investing more than $68 million in 67 projects, supporting investments totalling more than $600 million. These investments are helping to create and retain approximately 4,600 jobs.

Section C: Working for Workers

To support business growth and distinct regional priorities and challenges in these areas, the Province has committed more than $100 million over the period of 2019 to 2023 through the Eastern Ontario Development Fund and the Southwestern Ontario Development Fund, both under the Regional Development Program.

Working with Indigenous Partners

Expanding the Aboriginal Loan Guarantee Program

The Province is expanding the Aboriginal Loan Guarantee Program (ALGP) to a broader range of electricity infrastructure projects as well as expanding the program envelope to $1 billion. Successful applicant projects will help create opportunities and jobs for Indigenous communities. The program facilitates Indigenous participation in the energy sector at a more affordable cost by providing loan guarantees to support equity investments by Indigenous groups.

Working for Ontario’s Francophone Community

Francophone entrepreneurs and businesses are important contributors to Ontario’s prosperity and to the economy. To support their business ventures, Ontario is investing $1.5 million over three years in the Francophone Business Network and expanding the range of business support services available, including the creation of a Francophone business incubator. This investment will support new startups, promote Franco-Ontarian goods and services, foster strategic partnerships with other jurisdictions and promote the next generation of Francophone entrepreneurs, including women and newcomers.

Ontario also recognizes the importance of a strong Francophone and bilingual workforce. This is why the Province would also implement a French Language Services Strategy, including a modernization of the French Language Services Act, to improve access to French-language services.

Chapter 1: Build Ontario

Chapter 2 Economic Performance and Outlook

Chapter 2: Economic Performance and Outlook

Introduction

As of September 2021, employment was 8,600 net jobs above its pre-COVID-19 level. Most other major economic indicators have recovered to be close to, or even above, pre-COVID-19 levels. Since the beginning of the pandemic, the Province has stepped forward with unprecedented support to protect people’s health and the economy. For more information on further actions being taken by Ontario, see Chapter 1: Build Ontario.

Ontario’s real gross domestic product (GDP) is projected to rise 4.3 per cent in 2021, 4.5 per cent in 2022, 2.6 per cent in 2023 and 2.0 per cent in 2024. For the purposes of prudent fiscal planning, these projections were set slightly below the average of private-sector forecasts.

Table 2.1

Summary of Ontario’s Economic Outlook

(Per Cent)

	2020	2021p	2022p	2023p	2024p

Real GDP Growth	(5.1)	4.3	4.5	2.6	2.0

Nominal GDP Growth	(4.6)	9.0	6.6	4.6	4.1

Employment Growth	(4.8)	4.3	3.3	2.0	1.5

CPI Inflation	0.7	3.1	2.6	2.1	1.9

p = Ontario Ministry of Finance planning projection based on external sources.

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Recent Economic Performance

Economies around the world, including Canada’s, have experienced a significant rebound from the unprecedented impacts of the COVID-19 pandemic. Following three consecutive quarterly increases, Canadian real GDP unexpectedly declined in the second quarter of 2021 by 0.3 per cent, as the country experienced the third wave of the pandemic and exports were affected by ongoing supply chain disruptions. Ontario’s real GDP decreased by 0.8 per cent in the second quarter of 2021, following a 1.2 per cent increase in the first quarter, largely driven by lower exports and housing activity. As of the second quarter, Ontario’s real GDP was 2.5 per cent below the pre-pandemic level.

Chapter 2: Economic Performance and Outlook

Recovery in Employment

Between May and September 2021, the province added a total of 315,900 net jobs reflecting the reopening of the economy. Employment has increased by over 1.1 million net jobs since June 2020 and has recovered to 8,600 net jobs or 0.1 per cent above the February 2020 pre-pandemic level. Ontario’s employment recovery has exceeded that of Canada and the United States relative to the pre-pandemic level. Ontario’s unemployment rate of 7.3 per cent in September is still elevated compared to the pre-recession rate of 5.5 per cent in February 2020, as labour force growth has outpaced employment growth.

Chapter 2: Economic Performance and Outlook

Rebound in Key Ontario Economic Indicators

Key economic indicators such as retail and manufacturing sales and merchandise exports have also rebounded significantly, but the recovery has been uneven. Strength in the first quarter of 2021 was followed by challenges during the second quarter, which coincided with the third wave of the pandemic and global supply chain disruptions. As of the most recent data available, retail sales are now above their pre-pandemic level, while manufacturing sales and merchandise exports are close to pre-pandemic levels.

Chapter 2: Economic Performance and Outlook

Economic Outlook

The Ontario Ministry of Finance regularly consults with private-sector economists and continually tracks their forecasts to inform the government’s planning assumptions. Private-sector economists are projecting that Ontario’s economy will grow over the next four years.

On August 31, 2021, Statistics Canada released data that reported an unexpected decline in Canada’s real GDP in the second quarter of 2021. The weaker-than-expected second quarter results led private-sector forecasters to revise their outlook for 2021 Ontario real GDP growth substantially lower. Among the private-sector forecasts that have been updated since August 31, the average of projected real GDP growth for 2021 is 4.6 per cent, with forecasts ranging from 4.3 per cent to 5.0 per cent. For prudent fiscal planning purposes, the Ontario Ministry of Finance’s real GDP growth projections are set below the average of private-sector forecasts in each year of the projection period. For 2021, the planning assumption for real GDP growth is 4.3 per cent, 0.3 percentage points below the average of forecasts updated since August 31, 2021.

Table 2.2

Private-Sector Forecasts for Ontario Real GDP Growth

(Per Cent)

	2021	2022	2023	2024

Quantitative Economic Decisions, Inc. (July)	7.2	4.1	2.7	2.5

The Conference Board of Canada (August)	6.7	4.1	1.1	1.5

Stokes Economics (August)	5.1	4.9	2.3	1.8

Central 1 Credit Union (September)	4.3	4.9	2.7	–

CIBC Capital Markets (September)	4.6	4.3	2.9	–

Desjardins Group (September)	4.5	4.2	2.5	2.0

Laurentian Bank Securities (September)	4.5	4.8	3.7	–

National Bank of Canada (September)	4.8	4.2	–	–

Royal Bank of Canada (September)	5.0	4.5	–	–

Scotiabank (September)	4.3	4.0	3.1	–

TD Bank Group (September)	4.4	5.0	2.8	–

University of Toronto (September)	4.8	5.3	3.3	2.7

BMO Capital Markets (October)	4.5	4.9	–	–

Private-Sector Survey Average	5.0	4.6	2.7	2.1

Ontario’s Planning Assumption	4.3	4.5	2.6	2.0

Sources: Ontario Ministry of Finance Survey of Forecasters (October 1, 2021) and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

The Ministry of Finance’s real GDP planning projection incorporates a moderate degree of prudence due to continued economic risks related to the pandemic. Additional risk exists around the outlook for nominal GDP in 2021 related to uncertainty around GDP inflation. Among private-sector forecasts that have been updated since August 31, the average projected nominal GDP growth for 2021 is 10.1 per cent, with forecasts ranging from 8.7 per cent to 12.2 per cent. For prudent fiscal planning purposes, the Ontario Ministry of Finance’s nominal GDP growth projections are set below the average of private-sector forecasts in each year of the projection period. For 2021, the planning assumption for nominal GDP growth is 9.0 per cent, 1.1 percentage points below the average of forecasts updated since August 31, 2021, to reflect the relatively higher degree of uncertainty around the nominal GDP forecast.

Table 2.3

Private-Sector Forecasts for Ontario Nominal GDP Growth

(Per Cent)

	2021	2022	2023	2024

Quantitative Economic Decisions, Inc. (July)	12.0	6.9	5.4	5.1

The Conference Board of Canada (August)	12.9	5.7	2.5	3.3

Stokes Economics (August)	9.0	6.7	3.9	3.3

Central 1 Credit Union (September)	9.0	7.5	4.8	–

CIBC Capital Markets (September)	9.6	5.6	4.2	–

Desjardins Group (September)	9.8	6.4	–	–

Laurentian Bank Securities (September)	12.2	7.8	5.6	–

National Bank of Canada (September)	8.7	5.2	–	–

Royal Bank of Canada (September)	10.1	6.7	–	–

Scotiabank (September)	11.1	6.1	5.6	–

TD Bank Group (September)	9.9	7.9	4.8	–

University of Toronto (September)	11.5	7.1	5.5	4.9

BMO Capital Markets (October)	9.5	7.2	–	–

Private-Sector Survey Average	10.4	6.7	4.7	4.2

Ontario’s Planning Assumption	9.0	6.6	4.6	4.1

Sources: Ontario Ministry of Finance Survey of Forecasters (October 1, 2021) and Ontario Ministry of Finance.

Since 1992, the year after the Bank of Canada adopted a two per cent Consumer Price Index (CPI) inflation target, Ontario GDP inflation has averaged 1.5 per cent annually and remained relatively stable with modest fluctuations over this period between a low of 0.4 per cent in 1992, and a high of 3.3 per cent in 2007. In 2021, the average of recently updated private-sector forecasts for GDP inflation is 5.5 per cent. This growth is significantly higher than the average historical experience and would be the fastest pace of GDP inflation since 1988.

Chapter 2: Economic Performance and Outlook

Since the time of the 2021 Budget, private-sector expectations for 2021 real GDP growth have risen modestly, while expectations for GDP inflation have risen much more sharply and contributed significantly to a large upward revision to 2021 nominal GDP growth expectations. At the time of the 2021 Budget, the private-sector average for 2021 real GDP growth was 4.4 per cent and for nominal GDP growth it was 6.6 per cent. The current average of recently updated forecasts is for 2021 real GDP growth of 4.6 per cent, a 0.2 percentage point increase compared to the 2021 Budget. However, the current average of recently updated forecasts is for 2021 nominal GDP growth of 10.1 per cent, a 3.5 percentage point increase compared to the 2021 Budget. The revision to the 2021 nominal GDP outlook is significant as it provides a broad measure of growth expected in the provincial tax base.

GDP inflation is the main factor contributing to the upward revision to the private-sector average of recently updated forecasts for 2021 nominal GDP growth. This stronger GDP inflation reflects economy-wide price increases, including for business investment, consumption and exports.

Chapter 2: Economic Performance and Outlook

Global Economic Environment

Global economic growth expectations have improved since the beginning of the year as COVID-19 vaccinations continue to progress, accompanied by the easing of public health restrictions. According to the International Monetary Fund, world real GDP is forecast to grow 5.9 per cent in 2021, followed by 4.9 per cent growth in 2022.

The U.S. economic recovery has been robust, with real GDP exceeding its pre-pandemic level in the second quarter of 2021. U.S. real GDP is expected to grow 5.7 per cent in 2021 and 4.1 per cent in 2022. Euro area real GDP growth is expected to be 5.0 per cent in 2021 and 4.3 per cent in 2022. China’s real GDP is projected to rise 8.0 per cent in 2021, before moderating to a 5.6 per cent increase in 2022.

Key central banks have continued to support economic recovery by maintaining accommodative monetary policies, including low policy interest rates and quantitative easing. Recent improvements in economic growth as well as rising inflation have raised expectations that central banks will begin tightening monetary policies.

Chapter 2: Economic Performance and Outlook

Several central banks have begun to signal a slowing of their asset purchase programs in the near future and that policy interest rates may increase in 2022 as economic activity normalizes. As central banks begin to increase their policy interest rates, government bond rates are expected to trend upwards. The Canadian three-month treasury bill rate is expected to rise from 0.1 per cent in 2021 to 1.3 per cent by 2024. Similarly, the Canadian 10-year government bond rate is expected to rise from 1.3 per cent in 2021 to 2.5 per cent by 2024. Projected bond rates are slightly higher than at the time of the 2021 Budget, reflecting stronger economic growth and higher price inflation.

Chapter 2: Economic Performance and Outlook

Strong global demand and tight supply conditions have supported an increase in West Texas Intermediate (WTI) crude oil prices, which are forecast to rise from an annual average of US$39 per barrel in 2020 to an average of about US$65 per barrel over the 2021 to 2024 period. The Canadian dollar is expected to average just over 80 cents US over the projection period.

Table 2.4

External Factors

	2020	2021p	2022p	2023p	2024p

World Real GDP Growth (Per Cent)	(3.1)	5.9	4.9	3.6	3.4

U.S. Real GDP Growth (Per Cent)	(3.4)	5.7	4.1	2.5	2.1

West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	39	65	67	64	63

Canadian Dollar (Cents US)	74.6	80.0	80.0	80.0	80.5

Three-Month Treasury Bill Rate[1] (Per Cent)	0.4	0.1	0.3	0.9	1.3

10-Year Government Bond Rate[1] (Per Cent)	0.7	1.3	1.8	2.2	2.5

p = Ontario Ministry of Finance planning projection based on external sources.

[1]	Government of Canada interest rates.

Sources: International Monetary Fund World Economic Outlook (October 2021); U.S. Bureau of Economic Analysis; U.S. Energy Information Administration; Bank of Canada; Blue Chip Economic Indicators (October 2021); and Ontario Ministry of Finance Survey of Forecasters.

Chapter 2: Economic Performance and Outlook

Details of Ontario’s Economic Outlook

The Ontario Ministry of Finance projects that Ontario real GDP will grow by 4.3 per cent in 2021. Real GDP is then projected to rise by 4.5 per cent in 2022, 2.6 per cent in 2023 and 2.0 per cent in 2024. Table 2.5 provides details of the Ontario Ministry of Finance’s economic outlook over the forecast period.

Table 2.5

The Ontario Economy, 2020 to 2024

(Per Cent Change)

	2020	2021p	2022p	2023p	2024p
Real Gross Domestic Product	(5.1)	4.3	4.5	2.6	2.0
Nominal Gross Domestic Product	(4.6)	9.0	6.6	4.6	4.1
Compensation of Employees	(1.5)	6.3	4.7	4.7	4.1
Net Operating Surplus — Corporations	(7.7)	30.6	9.1	1.5	3.3
Nominal Household Consumption	(6.0)	6.2	7.6	4.8	4.3
Other Economic Indicators
Employment	(4.8)	4.3	3.3	2.0	1.5
Job Creation (000s)	(355)	304	242	151	116
Unemployment Rate (Per Cent)	9.6	8.2	6.6	6.2	6.1
Consumer Price Index	0.7	3.1	2.6	2.1	1.9
Housing Starts (000s)	81.3	95.0	81.0	82.0	85.0
Home Resales	8.8	15.1	(14.7)	1.3	0.8
Home Resale Prices	16.0	19.0	0.0	0.5	2.0
Key External Variables
U.S. Real Gross Domestic Product	(3.4)	5.7	4.1	2.5	2.1
WTI Crude Oil ($US per Barrel)	39	65	67	64	63
Canadian Dollar (Cents US)	74.6	80.0	80.0	80.0	80.5
Three-Month Treasury Bill Rate[1]	0.4	0.1	0.3	0.9	1.3
10-Year Government Bond Rate[1]	0.7	1.3	1.8	2.2	2.5

p = Ontario Ministry of Finance planning projection.

[1]	Government of Canada interest rates (per cent).

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2021); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Employment

Job creation is expected to continue as economic activity strengthens and business sentiment improves. The level of employment surpassed the pre-pandemic level in September. On an annual basis, more than 300,000 net new jobs are expected in 2021 compared to 2020. Job gains are expected to continue over the projection period, resulting in over half a million more jobs by 2024.

Chapter 2: Economic Performance and Outlook

Household Incomes and Spending

Strong gains in employment are projected to support labour and household income growth. Compensation of employees is projected to rise 4.9 per cent on average, annually, over the 2021 to 2024 period. Strong growth in household income is projected to support robust gains in household consumption spending. As well, consumer spending will benefit from high levels of household savings and pent-up demand during the COVID-19 pandemic. Consumption growth is expected to moderate over time as pent-up demand eases, excess savings are drawn down and interest rates rise. Household consumption spending is projected to rise 5.7 per cent on average, annually, over the projection period.

Consumer Price Inflation

Ontario, like many other jurisdictions, has experienced unusually high CPI inflation in 2021. This, in part, reflects prices rebounding for goods and services that experienced a decline during the initial stages of the pandemic. For example, after declining for most of 2020, gasoline prices have rebounded as demand returned and oil supply remained tight, contributing close to one percentage point to year-over-year CPI inflation for much of 2021.

Global supply chain disruptions have also driven prices for some goods higher. For example, the global shortage of semiconductor chips contributed to higher vehicle prices, and supply chain bottlenecks put upward pressure on costs for household appliances. There is considerable uncertainty around how long these supply chain issues will persist, but these price pressures, along with other factors, are expected to ease over time.

Chapter 2: Economic Performance and Outlook

CPI inflation is projected to ease from 3.1 per cent in 2021 to 2.6 per cent in 2022 and is projected to return close to the Bank of Canada’s inflation target of 2.0 per cent in 2023 and 2024. There are a range of views on inflation, but private-sector economists, on average, expect inflation to slow to around 2.0 per cent in 2023 and 2024. Similarly, investors expect inflation to be below 2.0 per cent over the long term, which is implied by the difference in current real and nominal Canadian government bond yields. The Ontario Ministry of Finance will continue to closely monitor inflation given the current uncertainty, as well as the potential impact on the province’s finances and economy.

Chapter 2: Economic Performance and Outlook

Housing

Strong demand for housing supported by low interest rates, higher overall disposable incomes, limited resale listings and shifting home preferences contributed to rising home resales and prices in Ontario over the last year. By March 2021, home resales reached a record high. Activity in the housing market subsequently moderated, with home resales declining 33.3 per cent by September from the March peak. The average home resale price has increased strongly since the start of the pandemic. By September 2021, the average home resale price in Ontario was 31.4 per cent higher than the February 2020 pre-pandemic level.

Strong momentum early in the year is expected to contribute to a 15.1 per cent rise in annual home resales in 2021. Sales are projected to decline 14.7 per cent in 2022, as activity is expected to return to levels consistent with fundamental drivers of housing demand, such as population growth. The average home resale price is expected to increase 19.0 per cent in 2021, before moderating over the 2022 to 2024 period.

Chapter 2: Economic Performance and Outlook

Risks to the Outlook

The COVID-19 pandemic remains a significant source of uncertainty for the global economy. Despite rising vaccination rates, the future path of the pandemic globally remains uncertain due to risks around the emergence of new variants of the virus.

Central banks around the world continue to pursue accommodative monetary policies to help support the economic recovery. Several central banks have begun to signal future tightening of monetary policy. Based on recent statements, the U.S. Federal Reserve, the European Central Bank and the Bank of Canada continue to view current higher inflation as temporary. If high inflation proves to be more persistent, there is a risk that central banks will react by tightening monetary policy more quickly than expected, which may slow economic growth.

As a result of the pandemic, significant challenges have emerged in supply chains around the world, leading to shipping delays and rising costs. For example, difficulties in sourcing semiconductors have led to significant production disruptions in the auto industry. A worsening of these conditions could result in further production disruptions.

Lower than expected growth in the United States, as suggested by some recent indicators, is a downside risk for the Ontario economy. However, more robust U.S. economic growth as a result of COVID-19 infections receding or significant new U.S. fiscal stimulus would support stronger U.S. demand, which could boost Ontario’s exports and economic growth.

Table 2.6 displays current estimates of the impact of sustained changes in key external factors on Ontario’s real GDP, assuming other external factors are unchanged. The relatively wide range of estimated impacts reflects the uncertainty regarding how the economy could respond to these changes in external conditions.

Table 2.6

Impact of Sustained Changes in Key External Factors on Real GDP Growth

(Percentage Point Change)

Change in Real GDP Growth

	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	+0.1 to +0.7	+0.2 to +0.8
Crude Oil Prices Decrease by $10 US per Barrel	+0.1 to +0.3	+0.1 to +0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.2 to +0.6	+0.3 to +0.7
Canadian Interest Rates Increase by One Percentage Point	(0.1) to (0.5)	(0.2) to (0.6)

Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Revisions to the Outlook Since the 2021 Budget

The most significant revision to the outlook since the 2021 Budget is the projection for nominal GDP. The 2021 Budget projected that between 2021 and 2024, Ontario nominal GDP would rise by 23 per cent. The current planning projection assumes that nominal GDP will rise by 27 per cent over the same period. By 2024, nominal GDP is projected to be 3.0 per cent or $31 billion higher than was projected in the 2021 Budget.

Chapter 2: Economic Performance and Outlook

Ontario’s real GDP decreased 5.1 per cent in 2020, less than the projected decline of 5.7 per cent in the 2021 Budget. Real GDP is projected to rise 4.3 per cent in 2021, a larger increase than the 4.0 per cent projected in the 2021 Budget. The outlook over the 2022 to 2024 period has been revised modestly higher compared to the projections in the 2021 Budget.

Other key changes since the 2021 Budget include:

•	Stronger growth in the corporate net operating surplus in 2021 and 2022, followed by slower growth in 2023 and 2024;

•	Faster CPI inflation between 2021 and 2023; and

•	Stronger resale housing activity in 2021, followed by resales returning to normal levels in 2022.

Table 2.7

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2021 Budget Compared with 2021 Ontario Economic Outlook and Fiscal Review (FES)

(Per Cent Change)

	2021p		2022p		2023p		2024p

	2021 Budget	2021 FES	2021 Budget	2021 FES	2021 Budget	2021 FES	2021 Budget	2021 FES
Real Gross Domestic Product	4.0	4.3	4.3	4.5	2.5	2.6	2.0	2.0
Nominal Gross Domestic Product	6.2	9.0	6.4	6.6	4.5	4.6	4.0	4.1
Compensation of Employees	4.2	6.3	5.0	4.7	4.8	4.7	4.1	4.1
Net Operating Surplus — Corporations	8.0	30.6	7.4	9.1	4.4	1.5	4.2	3.3
Nominal Household Consumption	5.9	6.2	7.2	7.6	4.9	4.8	4.2	4.3
Other Economic Indicators
Employment	4.2	4.3	3.0	3.3	2.2	2.0	1.6	1.5
Job Creation (000s)	298	304	222	242	168	151	124	116
Unemployment Rate (Per Cent)	8.2	8.2	6.9	6.6	6.5	6.2	6.3	6.1
Consumer Price Index	1.7	3.1	2.0	2.6	2.0	2.1	2.0	1.9
Housing Starts (000s)	80.2	95.0	79.3	81.0	80.2	82.0	81.2	85.0
Home Resales	5.5	15.1	(6.7)	(14.7)	1.3	1.3	0.8	0.8
Home Resale Prices	7.5	19.0	0.0	0.0	0.5	0.5	2.0	2.0
Key External Variables
U.S. Real Gross Domestic Product	4.9	5.7	3.8	4.1	2.3	2.5	2.1	2.1
WTI Crude Oil ($US per Barrel)	47	65	52	67	56	64	57	63
Canadian Dollar (Cents US)	78.5	80.0	78.5	80.0	79.2	80.0	80.2	80.5
Three-Month Treasury Bill Rate[1]	0.2	0.1	0.2	0.3	0.5	0.9	1.1	1.3
10-Year Government Bond Rate[1]	1.0	1.3	1.4	1.8	1.8	2.2	2.4	2.5

p = Ontario Ministry of Finance planning projection.

[1]	Government of Canada interest rates (per cent).

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2021); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Economic Outlook Scenarios

While the planning assumptions for economic growth are reasonable and prudent based on available private-sector forecasts, there are a broad range of factors that could result in economic growth being relatively stronger or weaker. In the 2020 Budget, Ontario was one of the first governments in the country to provide economic scenarios in response to the uncertainty as a result of the COVID-19 pandemic. Given the high degree of economic uncertainty, the Ontario Ministry of Finance has again developed Faster Growth and Slower Growth scenarios that the economy could take over the next several years to provide more transparency about the province’s economic outlook. These alternative scenarios should not be considered the best case or the worst case. Rather, they represent possible outcomes in this period of heightened uncertainty.

Table 2.8

Ontario Real GDP Growth Scenarios

(Per Cent)

	2021p	2022p	2023p	2024p

Faster Growth Scenario	4.9	6.0	2.9	2.3

Planning Projection	4.3	4.5	2.6	2.0

Slower Growth Scenario	4.0	3.2	2.5	1.9
p = Ontario Ministry of Finance planning projection and alternative scenarios.
Source: Ontario Ministry of Finance.

In the Planning Projection and the Slower Growth scenario, the level of real GDP surpasses its pre-pandemic level of the fourth quarter of 2019 in the first quarter of 2022. In the Faster Growth scenario, the pre-pandemic level of real GDP is reached in the fourth quarter of 2021. By the year 2024, the level of real GDP in the Faster Growth scenario is 2.6 per cent higher than in the Planning Projection, while in the Slower Growth scenario the level of real GDP is 1.7 per cent lower. To reflect the additional uncertainty related to the nominal GDP outlook, Faster Growth and Slower Growth scenarios are also presented for nominal GDP growth. These scenarios show a wider range over the next several years compared to real GDP scenarios due to heightened uncertainty around GDP inflation.

Table 2.9

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2021p	2022p	2023p	2024p

Faster Growth Scenario	10.7	8.4	5.1	4.6

Planning Projection	9.0	6.6	4.6	4.1

Slower Growth Scenario	8.4	5.0	4.3	3.8
p = Ontario Ministry of Finance planning projection and alternative scenarios.
Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Chapter 3 Ontario’s Fiscal Plan and Outlook

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction

Protecting people’s health has been the government’s number one priority since the start of the pandemic. The government is working to protect Ontario’s progress in the fight against COVID-19 while continuing the path to recovery driven by economic growth.

The 2021 Ontario Economic Outlook and Fiscal Review is reporting progress on the Province’s fiscal plan, with fiscal improvement in all years compared to the plan set out in the 2021 Budget.

The government is now projecting a $21.5 billion deficit in 2021–22. Over the medium term, the government projects steadily declining deficits of $19.6 billion in 2022–23 and $12.9 billion in 2023–24.

Chapter 3: Ontario’s Fiscal Plan and Outlook

The net debt-to-gross domestic product (GDP) ratio is projected to be 43.4 per cent in 2021–22, 5.4 percentage points lower than the 48.8 per cent forecast presented in the 2021 Budget. Over the medium-term outlook, the net debt-to-GDP ratio is also forecast to remain lower than the forecasts contained in the 2021 Budget.

Table 3.1

Fiscal Summary

($ Billions)

		Current	Medium-Term Outlook

	Actual	Outlook

	2020–21	2021–22	2022–23	2023–24
Revenue	164.9	168.6	171.5	178.0
Expense
Programs	169.0	176.1	176.4	175.6
Interest on Debt	12.3	13.0	13.1	13.8
Total Expense	181.3	189.1	189.6	189.5
Surplus/(Deficit) Before Reserve	(16.4)	(20.5)	(18.1)	(11.4)
Reserve	–	1.0	1.5	1.5
Surplus/(Deficit)	(16.4)	(21.5)	(19.6)	(12.9)
Net Debt as a Per Cent of GDP	43.9%	43.4%	43.5%	43.6%
Net Debt as a Per Cent of Revenue	226.5%	238.7%	251.0%	253.3%
Interest on Debt as Per Cent of Revenue	7.4%	7.7%	7.7%	7.8%

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Key Changes in 2021–22 Since the 2021 Budget

Ontario’s 2021–22 deficit is projected to be $21.5 billion — an improvement of $11.6 billion from the outlook published in the 2021 Budget.

Revenues in 2021–22 are projected to be $168.6 billion, $14.6 billion higher than forecast in the 2021 Budget. This increase is largely driven by higher-than-expected 2020 taxation revenues indicated by tax return processing and an increase in economic growth projected in 2021. This forecast is based on information available to October 1, 2021. Information arriving subsequent to that date will be reflected in future fiscal updates.

Program expense is projected to be $176.1 billion, $3.2 billion higher than the 2021 Budget forecast, primarily due to additional investments towards protecting Ontario’s progress against COVID-19 and building Ontario’s future.

Ontario is forecast to pay $13.0 billion in interest costs in 2021–22, $0.2 billion lower than the forecast in the 2021 Budget.

The net debt-to-GDP ratio is now projected to be 43.4 per cent in 2021–22, 5.4 percentage points lower than the 48.8 per cent forecast in the 2021 Budget. The net debt-to-GDP ratio decreased due to lower than previously projected deficits and higher nominal GDP growth.

The 2021–22 outlook also maintains a $1.0 billion reserve, unchanged from the 2021 Budget, to protect the fiscal plan against unforeseen adverse changes in the Province’s revenue and expense forecasts for the remainder of the fiscal year.

Table 3.2

2021–22 In-Year Fiscal Performance

($ Billions)

	2021 Budget	Current Outlook	In-Year Change
Revenue	154.0	168.6	14.6
Expense
Programs	173.0	176.1	3.2
Interest on Debt	13.1	13.0	(0.2)
Total Expense	186.1	189.1	3.0
Surplus/(Deficit) Before Reserve	(32.1)	(20.5)	11.6
Reserve	1.0	1.0	–
Surplus/(Deficit)	(33.1)	(21.5)	11.6

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Revenue

The 2021–22 total revenue outlook is $168.6 billion, $14.6 billion higher than projected in the 2021 Budget and $11.7 billion higher than projected in the 2021–22 First Quarter Finances. The increase in the revenue forecast since the 2021–22 First Quarter Finances is mainly due to higher projected taxation revenues.

Table 3.3

Key Changes to 2021–22 Revenue Projections

($ Millions)

		2021–22
2021 Budget Total Revenue		154,012

Revenue Changes in the 2021–22 First Quarter Finances		2,885

Revenue Changes Since the 2021–22 First Quarter Finances
Personal Income Tax	4,944
Sales Tax	3,354
Corporations Tax	2,041
Land Transfer Tax	759
Ontario Health Premium	325
Employer Health Tax	225
Gasoline and Fuel Taxes	(629)
All Other Taxes	80
Total Taxation Revenue		11,098
Government of Canada Transfers		358
Government Business Enterprises		120
Other Non-Tax Revenue		145
Total Revenue Changes Since the 2021–22 First Quarter Finances		11,720

Total Revenue Changes Since the 2021 Budget		14,605

2021 Ontario Economic Outlook and Fiscal Review Total Revenue Outlook		168,617

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Key changes in the revenue outlook compared with the 2021–22 First Quarter Finances forecast include:

•	Personal Income Tax revenue is increased by $4,944 million mainly due to higher-than-expected revenues from the processing of 2020 tax returns and stronger growth in compensation of employees in 2021;

•	Sales Tax revenue is increased by $3,354 million mainly due to higher forecast household consumption spending and housing completions;

Chapter 3: Ontario’s Fiscal Plan and Outlook

•

Corporations Tax revenue is increased by $2,041 million due to higher-than-projected revenues from the processing of 2020 tax returns and an increase in the forecast for growth in net operating surplus of corporations in 2021;

•	Land Transfer Tax revenue is higher by $759 million mainly due to a substantial increase in projected home resales during 2021;

•	Ontario Health Premium revenue is higher by $325 million due to higher-than-expected revenues from the processing of 2020 tax returns and stronger growth in compensation of employees in 2021;

•	Employer Health Tax is increased by $225 million due to increased growth projected for compensation of employees in 2021;

•	Gasoline and Fuel Taxes combined are decreased by $629 million due to lower projected fuel consumption volumes;

•

All Other Taxes combined is increased by $80 million, which mainly consists of higher-than-expected revenues from Education Property Tax; Beer, Wine and Spirits Taxes; and Miscellaneous Other Taxes, partially offset by lower revenues from the Ontario portion of the Federal Cannabis Excise Duty;

•

Government of Canada Transfers is increased by $358 million, mainly reflecting $150 million for early learning and child care and $194 million in Workforce Development Agreement funding that will be recognized in 2021–22 rather than 2020–21;

•

Net income from Government Business Enterprises has increased by $120 million mainly due to an increase in Ontario Lottery and Gaming Corporation net income largely related to the reopening of casinos; and

•

Other Non-Tax Revenues combined are higher by $145 million mainly due to an increase in revenue expected from the recovery of Prior-Year-Expenditures. This also reflects lower revenue from Vehicle and Driver Registration fees due to the extension of the current validity of many driver, vehicle and carrier products and services during the COVID-19 pandemic.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Expense

The 2021–22 total expense outlook is $189.1 billion, $3.0 billion higher than the 2021 Budget and $787 million higher than the 2021–22 First Quarter Finances. The increase in total expense since the 2021–22 First Quarter Finances is mainly due to additional investments for infrastructure, health, education, seniors and providing support for jobs.

Table 3.4

Key Changes to 2021–22 Total Expense Projections

($ Millions)

		2021–22

2021 Budget Total Expense		186,120

Total Expense Changes in the 2021–22 First Quarter Finances		2,208

Program Expense Changes Since the 2021–22 First Quarter Finances:

Protecting Our Progress
Additional COVID-19 Support for the 2021–22 School Year	78
Expansion of Home Care Initiatives	61
Support for Tourism Recovery Programs – Reconnect Festivals and Events	30
Expansion of Nursing and Personal Support Workforce	20
Increasing Inspectors for Long-Term Care Homes	15
COVID-19 Supports in Licensed Retirement Homes	11
Proposed Extension of the Seniors’ Home Safety Tax Credit for 2022	10
Pediatric Eating Disorder Supports	8
Additional Funding to Investigate Indian Residential School Burial Sites	4
Increase in Mental Health and Addictions Supports for Health Care Workers	4
Long-Term Care and Hospitals Data Integration	4
Racialized and Indigenous Support for Entrepreneurs (RAISE) Grant	3
All Other Changes	65
Total Protecting Our Progress		311

continued…

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.4

Key Changes to 2021–22 Total Expense Projections

($ Millions)
		2021–22
Building Ontario and Working for Workers
Support for Municipal Transit	345
Building Community Infrastructure	200
Proposed Extension of the Ontario Jobs Training Tax Credit for 2022	70
Employment Services Transformation	13
Expanding Eligibility for Second Career	5
All Other Changes	33
Total Building Ontario and Working for Workers		667

Other Changes
Extending Temporary Wage Enhancement for Personal Support Workers	922
Top-Up to the Time-Limited COVID-19 Fund	500
All Other Changes	145
Total Other Changes		1,567

Drawdown of the Standard Contingency Fund		(142)
Drawdown of the Time-Limited COVID-19 Fund		(535)
Spending Accommodated Through Existing Fiscal Framework		(922)

Total Program Expense Changes Since the 2021–22 First Quarter Finances		947
Interest on Debt Change Since the 2021–22 First Quarter Finances		(159)
Total Expense Changes Since the 2021–22 First Quarter Finances		787

Total Expense Changes Since the 2021 Budget		2,996

2021 Ontario Economic Outlook and Fiscal Review Total Expense Outlook		189,115

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Since the release of the 2021–22 First Quarter Finances, key changes to program expense projections primarily include the following:

•	Additional resources to protect the progress against COVID-19:

•	$78 million towards COVID-19 supports for the 2021–22 school year, including funding to enhance safety measures and learning recovery;

•	$61 million to expand home care services to enable the transition of patients recovering from surgeries or living with complex conditions from hospitals, back into their homes, where they want to be;

•	An additional $30 million for the Reconnect Festival and Event Program to further help the tourism industry recover;

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	$20 million to support the front lines of the health care system by expanding the nursing and personal support workforce in critical areas of the health and long-term care system;

•	$15 million to increase enforcement capacity in the long-term care sector including hiring additional inspectors;

•	$11 million for COVID-19 supports for residents in licensed retirement homes;

•	$10 million for the proposed extension of the Seniors’ Home Safety Tax Credit for 2022;

•	$8 million for pediatric eating disorder supports;

•

An additional $4 million to work with Indigenous partners in support of reconciliation for the identification, investigation, protection and commemoration of Indian Residential School (IRS) burial sites across the province, building on previously announced funding of $10 million over three years;

•	$4 million to expand mental health and addictions supports for health and long-term care workers;

•	$3.5 million to implement a technology solution that will integrate the clinical information between hospitals and long-term care;

•	$3 million for the Racialized and Indigenous Support for Entrepreneurs (RAISE) grant; and

•	$65 million in all other changes to primarily address COVID-19 impacts and strengthen the health care system.

•	Additional investments towards building Ontario and working for workers include:

•	$345 million in 2021–22 to support municipal transit systems as they recover from the COVID-19 pandemic;

•	An additional $200 million to increase support for municipal infrastructure;

•	$70 million for the proposed extension of the Ontario Jobs Training Tax Credit for 2022;

•	$13 million for an integrated employment services system, which transitions social assistance employment programs into Employment Ontario;

•

$5 million to expand eligibility for the Second Career program to also support people in non-traditional employment (e.g., gig workers, newcomers and people with disabilities) or who have limited prior work experience; and

•	$33 million in all other changes for infrastructure investments, support for workers and jobs, and other initiatives.

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	Other investments include:

•

$922 million in funding for the 2021–22 portion of the government’s investment in ongoing temporary wage enhancements for personal support workers and direct support workers who deliver publicly funded personal support services in home and community care, long-term care, public hospitals and social services. This temporary wage enhancement will continue through March 31, 2022;

•

An additional $500 million to the Time-Limited COVID-19 Fund in 2021–22. As vaccination rates increase and the province fully reopens, the funding will help deploy resources where they are needed most and will also be available to support further recovery initiatives; and

•	$145 million in all other changes.

Interest on Debt expense is projected to be $13.0 billion, lower than the $13.1 billion forecast in the 2021–22 First Quarter Finances.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Prudence

As reported in the 2021 Budget, the government fully allocated the extraordinary contingencies previously made available in 2021–22 to protect the health of the people of Ontario and support families, employers and jobs during the COVID-19 pandemic. To maintain the flexibility necessary given the ongoing uncertainty related to the pandemic and the future pace of economic recovery, the Province allocated $2.2 billion to the Time-Limited COVID-19 Fund in 2021–22 through the 2021–22 First Quarter Finances.

With the release of the 2021 Ontario Economic Outlook and Fiscal Review, the Province has allocated an additional $500 million to the Time-Limited COVID-19 Fund in 2021–22. As vaccination rates increase and the province fully reopens, the funding will help deploy resources where they are needed most and will also be available to support further recovery initiatives. After accounting for the top-up and drawdowns from this fund since the 2021–22 First Quarter Finances, the net position of the Time-Limited COVID-19 Fund remains at $2.2 billion in 2021–22. Standard Contingency Funds are also maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised — that may otherwise adversely affect Ontario’s fiscal performance. The remaining standard Contingency Fund is currently projected at $1.4 billion for 2021–22.

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The 2021 Budget included a reserve of $1.0 billion in 2021–22, which has been maintained as part of the current fiscal outlook to ensure a prudent risk management approach, given uncertainties remaining in the fiscal outlook for 2021–22.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Medium-Term Fiscal Plan

The government is projecting deficits of $19.6 billion in 2022–23 and $12.9 billion in 2023–24. This represents an improvement of $8.1 billion in 2022–23 and $7.2 billion in 2023–24 since the 2021 Budget.

Over the medium term, revenue is forecast to increase from $168.6 billion in 2021–22 to $178.0 billion in 2023–24, while total expense is projected to increase from $189.1 billion to $189.5 billion over the same period.

Medium-Term Revenue Outlook

Table 3.5

Summary of Medium-Term Revenue Outlook

($ Billions)

	Current Outlook 2021–22	Medium-Term Outlook
		2022–23	2023–24
Revenue
Personal Income Tax	41.3	42.4	44.0
Sales Tax	31.0	33.2	34.9
Corporations Tax	17.0	17.3	17.4
Ontario Health Premium	4.5	4.6	4.7
Education Property Tax	5.8	5.7	5.8
All Other Taxes	17.3	17.3	17.6
Total Taxation Revenue	116.9	120.5	124.4
Government of Canada	29.7	27.7	28.7
Income from Government Business Enterprises	4.7	5.5	6.6
Other Non-Tax Revenue	17.3	17.8	18.2
Total Revenue	168.6	171.5	178.0
Note: Numbers may not add due to rounding. Source: Ontario Ministry of Finance.

The taxation revenue outlook reflects the impact of finalized 2020–21 results and the updated economic growth outlook since the 2021 Budget.

The primary driver of the forecast for Personal Income Tax (PIT) revenue is the outlook for growth in the compensation of employees. Revenues in 2021–22 also reflect projected Canada Recovery Benefits payments that have been deemed taxable by the federal government. Between 2021–22 and 2023–24, PIT revenue is projected to grow at an average annual rate of 3.2 per cent.

The Sales Tax revenue projection is based primarily on the outlook for household consumption spending. Sales Tax revenue is projected to grow at an average annual rate of 6.2 per cent between 2021–22 and 2023–24.

Chapter 3: Ontario’s Fiscal Plan and Outlook

The forecast for Corporations Tax revenue is driven by the projection for net operating surplus of corporations. Corporations Tax revenue is projected to grow at an average annual rate of 1.4 per cent between 2021–22 and 2023–24.

The Ontario Health Premium revenue forecast is based primarily on the outlook for growth in the compensation of employees. Ontario Health Premium revenue is projected to increase at an average annual rate of 3.1 per cent between 2021–22 and 2023–24.

Education Property Tax revenue is based primarily on the outlook for growth in the property assessment base resulting from new construction activities. Revenues are projected to remain relatively stable from 2021–22 to 2023–24, with assessment growth offset by the impact of previously announced measures, including the reduction in Business Education Tax (BET) rates.

Revenues from All Other Taxes are projected to increase at an average annual rate of 0.7 per cent between 2021–22 and 2023–24. This includes revenues from the Employer Health Tax; Land Transfer Tax; Beer, Wine and Spirits Taxes; and volume-based taxes such as the Gasoline Tax, Fuel Tax and Tobacco Tax.

The forecast for Government of Canada transfers is based on existing federal–provincial funding agreements and formulas. Federal transfers are projected to decrease at an average annual rate of 1.7 per cent from 2021–22 to 2023–24, mainly due to one-time funding of $2.4 billion related to COVID-19 that ends in 2021–22.

The outlook for Income from Government Business Enterprises (GBEs) is based on Ontario Ministry of Finance estimates for Hydro One Ltd. (Hydro One) and projections provided by Ontario Power Generation (OPG), the Ontario Cannabis Store (OCS), the Liquor Control Board of Ontario (LCBO) and the Ontario Lottery and Gaming Corporation (OLG). Net incomes of GBEs are projected to increase at an average annual rate of 19.2 per cent from 2021–22 to 2023–24. The strong growth mainly reflects the recovery of OLG net income that has been impacted by the prior closure of casinos to protect public health in response to the COVID-19 pandemic.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and provincial agencies. The outlook for Other Non-Tax revenues is projected to increase at an average annual rate of 2.6 per cent from 2021–22 to 2023–24 largely due to the expected increase in third-party revenues of hospitals, school boards and colleges that are reflected in the province’s financial statements.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Revenue Outlook Scenarios

To illustrate heightened economic uncertainty, the Ontario Ministry of Finance has developed two plausible alternative scenarios that the economy could take over the next several years. See Chapter 2: Economic Performance and Outlook for more details. Based on the two alternative nominal GDP economic scenarios, two taxation revenue scenarios were developed. These Faster Growth and Slower Growth scenarios each represent a reasonable path intended to illustrate a broader range of possible outcomes but should not be considered as the best case or the worst case.

Table 3.6

Ontario’s Taxation Revenue Scenarios

($ Billions)

	2021–22p	2022–23p	2023–24p
Faster Growth Scenario	119.6	126.4	132.3
Planning Projection	116.9	120.5	124.4
Slower Growth Scenario	115.3	116.0	118.5

p = Ontario Ministry of Finance Planning Projection and alternative scenarios.

Source: Ontario Ministry of Finance.

In the Faster Growth scenario, total taxation revenue over the medium term is $7.9 billion higher in 2023–24 than the Planning Projection, while in the Slower Growth scenario, total taxation revenue is $5.9 billion dollars lower.

In the event that the alternative economic scenarios materialize, as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Under the Faster Growth scenario, the deficit outlook may improve to $18.7 billion in 2021–22, $13.4 billion in 2022–23, and $4.5 billion in 2023–24. However, if the Slower Growth scenario takes place instead, the deficit outlook may deteriorate to $23.1 billion in 2021–22, $24.1 billion in 2022–23, and $19.3 billion in 2023–24.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Medium-Term Expense Outlook

The Province’s program expense outlook is projected to decline from $176.1 billion in 2021–22 to $175.6 billion in 2023–24 as COVID-19 Time-Limited Funding is projected to be phased out by 2023–24. Base program expense is projected to increase by $10.2 billion over the same period.

Table 3.7

Summary of Medium-Term Expense Outlook

($ Billions)

	Current Outlook	Medium-Term Outlook
	2021–22	2022–23	2023–24
Base Programs[1]
Health Sector	69.9	71.6	73.2
Education Sector[2]	30.8	31.3	31.5
Postsecondary Education Sector	10.7	11.0	11.2
Children’s and Social Services Sector	17.8	18.0	18.1
Justice Sector	4.8	4.8	4.8
Other Programs	31.5	36.3	36.8
Total Base Programs	165.5	173.0	175.6
COVID-19 Time-Limited Funding	10.7	3.4	–
Total Programs	176.1	176.4	175.6
Interest on Debt	13.0	13.1	13.8
Total Expense	189.1	189.6	189.5
[1]

For presentation purposes beginning in the 2021 Budget, one-time COVID-19-related spending has been included within COVID-19 Time-Limited Funding. The change in presentation does not impact ministry allocations or ministry structure(s) to be presented in the 2021–22 Expenditure Estimates. For details on time-limited funding and contingencies, see Table 3.8.

[2]	Excludes Teachers’ Pension Plan, which is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

With the health and safety of the people of Ontario as the top priority, the government has made available COVID-19 Time-Limited Funding to protect the progress against COVID-19. This funding is presented separately to transparently capture the temporary nature of these investments.

On top of these temporary COVID-19-related initiatives, the government continues to invest in programs that serve the people of Ontario. Over the medium-term outlook, base program expense is projected to increase every year, growing at an average annual rate of 3.0 per cent from 2021–22 to 2023–24.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Highlights of changes to the program expense outlook over the medium term primarily since the 2021 Budget include the following:

•	Base Health Sector expense is projected to increase from $69.9 billion in 2021–22 to $73.2 billion in 2023–24. Key investments include:

•	$1.5 billion in additional funding over two years to support sector growth;

•	$233 million over three years to strengthen health human resources by expanding the nursing and personal support workforce in critical areas of the health and long-term care system;

•	$72 million over three years to increase enforcement capacity including hiring 156 additional inspectors by 2022–23;

•	$29 million over two years, starting in 2022–23, to hire additional nurse practitioners in the long-term care sector;

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	$17 million over two years, starting in 2022–23, to increase access to dental services for eligible low-income seniors; and

•	$12 million over two years, beginning in 2021–22, to expand mental health and addictions support for health and long-term care workers.

•	Base Education Sector expense is projected to increase from $30.8 billion in 2021–22 to $31.5 billion in 2023–24. Key investments include:

•

$263 million over three years related to additional funding from the renewal of the Canada-Ontario Early Learning and Child Care Agreement, including one-time federal support for the Province’s ongoing early childhood educator recruitment and retention efforts; and

•	Providing funding to school boards due to forecasted enrolment increases.

•	Base Postsecondary Education Sector expense is projected to increase from $10.7 billion in 2021–22 to $11.2 billion in 2023–24. Key investments include:

•	$48 million over two years for key research supports for the Perimeter Institute, the Sudbury Neutrino Observatory Laboratory (SNOLAB), and the Advanced Research Computing facilities; and

•	Maintaining the financial sustainability of the Ontario Student Assistance Program (OSAP).

•	Base Children’s and Social Services Sector expense is projected to increase from $17.8 billion in 2021–22 to $18.1 billion in 2023–24. Key investments include:

•

$60 million annually, beginning in 2021–22, for Early Intervention and Special Needs to significantly reduce waitlists for children and youth and increase their access to clinical assessment and rehabilitation programs; and

•

$32 million over three years, beginning in 2021–22, to enable more people with developmental disabilities to access community housing and to support victims of domestic violence and survivors of human trafficking in finding affordable housing.

•	Base Justice Sector expense is projected to remain at about $4.8 billion from 2021–22 to 2023–24.

•	Base Other Programs Sector expense is projected to increase from $31.5 billion in 2021–22 to $36.8 billion in 2023–24. Key investments include:

•	Almost $2 billion over three years beginning in 2021–22 for investments in broadband infrastructure to provide every region in Ontario with access to reliable high-speed internet by the end of 2025;

•	Supports made available in 2021–22 for the costs of the Ontario COVID-19 Worker Income Protection Benefit to ensure workers can stay home if they are sick;

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	An additional $90 million over three years for the Skilled Trades Strategy to help break the stigma, simplify the system and encourage employer participation in apprenticeships; and

•

Similar to the successful approach used to combat the pandemic and support Ontario’s recovery, the Other Programs Sector includes fiscal flexibility that may be reallocated across government programs to navigate risks that may arise over the medium term.

•	COVID-19 Time-Limited Funding primarily includes key additional investments such as:

•	$701 million in 2021–22 and $400 million in 2022–23 in COVID-19 support for the 2021–22 school year;

•

$297 million over two years to expand home care services to enable the transition of patients recovering from surgeries or living with complex conditions from hospitals, back into their homes, where they want to be;

•

$307 million in 2021–22 through the Social Services Relief Fund and community housing programs to support municipal service managers and Indigenous program partners to deliver critical services during the COVID-19 pandemic; and

•

$17 million over two years to implement an Ontario-made technology solution that will integrate the clinical information between hospitals and long-term care to avoid re-admissions, share information with families, and ensure vulnerable seniors get the highest-quality care possible.

•	The total expense outlook includes interest on debt expense, which is projected to increase from $13.0 billion in 2021–22 to $13.8 billion in 2023–24.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Prudence

In keeping with sound fiscal practices, the Province’s revenue outlook is based on prudent economic planning projections, as discussed in Chapter 2: Economic Performance and Outlook.

Ontario incorporates prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The reserve has been set at $1.5 billion in each of 2022–23 and 2023–24, unchanged from the 2021 Budget. In addition, standard Contingency Funds are maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and which may otherwise adversely affect Ontario’s fiscal performance.

To maintain the flexibility necessary given the ongoing uncertainty related to the pandemic and the future pace of economic recovery, the Province has made available time-limited funding and extraordinary contingencies through the Time-Limited COVID-19 Fund. Funding previously tracked under the Pandemic Fund and the Support for People and Jobs Fund in 2022–23 has been reallocated towards the Time-Limited COVID-19 Fund, which will help deploy resources where they are needed most. The balances remaining in this fund will also be available to support further recovery initiatives.

Table 3.8

Extraordinary Contingencies and COVID-19 Time-Limited Funding

($ Millions)

	Current Outlook	Medium-Term Outlook
	2021–22	2022–23	2023–24
COVID-19 Time-Limited Funding and Extraordinary Contingencies
Pandemic Fund[1]	4,000	–	–
Support for People and Jobs Fund[1]	1,000	–	–
Time-Limited COVID-19 Fund	2,700	2,800	–
Other COVID-19 Time-Limited Funding	2,977	624	–
Total COVID-19 Time-Limited Funding and Extraordinary Contingencies	10,677	3,424	–

Remaining Balances as of the 2021 Ontario Economic Outlook and Fiscal Review
Pandemic Fund[1]	–	–	–
Support for People and Jobs Fund[1]	–	–	–
Time-Limited COVID-19 Fund	2,165	2,290	–
Total Remaining Balances as of the 2021 Ontario Economic Outlook and Fiscal Review	2,165	2,290	–

[1] Funding previously tracked under the Pandemic Fund and Support for People and Jobs Fund in 2022–23 has been reallocated towards the Time-Limited COVID-19 Fund and these funds had been fully allocated for 2021–22 in the 2021 Budget.

 Note: Numbers may not add due to rounding.

 Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Transparency and Risks

The government is committed to being open and transparent about the state of Ontario’s finances. This principle is reflected in the Fiscal Sustainability, Transparency and Accountability Act, 2019, which stipulates that Ontario’s fiscal policy should be based on cautious assumptions.

While mid-year updates to the government’s finances are informed by the latest information available, key information still to be received over the remainder of the fiscal year may have further upside and downside risks, which could materially affect the fiscal outlook. Revenue could be affected by changes in the economy, while expenses could be impacted by changes in utilization of large demand-driven programs.

As a matter of transparent fiscal management, financial pressures are monitored throughout the fiscal year by the Ontario Treasury Board Secretariat, with the goal of ensuring that robust and prudent methodologies are used to develop forecasts. Other important risk management tools include closely tracking the pace of implementation of initiatives and proactively identifying emerging program and policy risks. Comprehensive analysis of known pressures informs the fiscal planning processes, including the development of plans to mitigate and manage fiscal pressures, as well as maintaining adequate contingencies as part of the medium-term fiscal projections.

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether future events will result in actual liabilities for the province is beyond the direct control of the government. For example, losses could result from legal settlements, defaults on projects, or a call on loan or funding guarantees. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in the Province’s financial statements. Any significant contingent liabilities related to the 2020–21 fiscal year have been disclosed as part of the Public Accounts of Ontario 2020–2021 released in September.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Details of Ontario’s Finances

Table 3.9

Revenue

($ Millions)

	Actual 2018–19	Actual 2019–20	Actual 2020–21	Current Outlook 2021–22
Taxation Revenue
Personal Income Tax	35,381	37,743	40,333	41,295
Sales Taxes	27,804	28,619	26,576	30,986
Corporations Tax	16,606	15,414	17,775	16,980
Education Property Tax	6,171	6,179	6,040	5,818
Employer Health Tax	6,544	6,731	6,537	6,670
Ontario Health Premium	3,819	4,059	4,330	4,466
Gasoline Tax	2,709	2,783	1,898	1,914
Land Transfer Tax	2,761	3,067	3,698	5,049
Tobacco Tax	1,241	1,118	1,099	1,056
Fuel Tax	774	807	686	692
Beer, Wine and Spirits Taxes	607	582	624	649
Electricity Payments in Lieu of Taxes	435	505	563	454
Ontario Portion of the Federal Cannabis Excise Duty	19	48	106	185
Other Taxes	653	623	619	654
	105,524	108,278	110,884	116,867
Government of Canada
Canada Health Transfer	14,852	15,640	16,206	16,737
Canada Social Transfer	5,451	5,650	5,815	6,005
Equalization	963	–	–	–
Infrastructure Programs	605	400	626	1,086
Labour Market Programs	1,015	1,054	1,323	1,523
Social Housing Agreement	394	484	338	299
Other Federal Payments	1,420	1,756	9,157	3,675
Direct Transfers to Broader Public-Sector Organizations	390	414	459	424
	25,090	25,398	33,924	29,749
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,276	2,402	2,539	2,435
Ontario Power Generation Inc./Hydro One Ltd.	772	1,167	2,044	670
Ontario Lottery and Gaming Corporation	2,464	2,309	359	1,401
Ontario Cannabis Store	(42)	19	67	155
	5,470	5,897	5,009	4,661

continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.9

Revenue (continued)

($ Millions)
	Actual 2018–19	Actual 2019–20	Actual 2020–21	Current Outlook 2021–22
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	9,237	9,281	7,790	9,758
Vehicle and Driver Registration Fees	1,991	2,055	1,952	2,040
Miscellaneous Other Non-Tax Revenue	1,873	1,222	1,857	1,547
Other Fees and Licences	1,088	1,156	1,017	1,207
Sales and Rentals	1,477	1,369	680	1,402
Reimbursements	998	1,005	1,277	1,031
Royalties	251	283	359	284
Power Supply Contract Recoveries	173	122	116	66
Net Reduction of Power Purchase Contracts	41	30	28	5
Carbon Allowance Proceeds	472	–	–	–
Electricity Debt Retirement Charge[1]	15	–	–	–
	17,616	16,523	15,076	17,341
Total Revenue	153,700	156,096	164,893	168,617
[1]

The Debt Retirement Charge cost was removed from residential electricity users’ electricity bills as of January 1, 2016 and for all other consumers as of April 1, 2018. Residual revenues were recorded afterwards due to higher-than-expected amounts received following the 2017–18 year-end, compared with the estimated accrual amounts in 2017–18.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.10

Total Expense1

($ Millions)
Ministry Expense	Actual 2018–19	Actual 2019–20	Actual 2020–21	Current Outlook 2021–22
Agriculture, Food and Rural Affairs (Base)	328	297	289	312.0
Federal–Provincial Infrastructure Programs[2]	96	94	–	–
Municipal Infrastructure Program Investments[2]	257	222	–	–
Demand-Driven Risk Management and Time-Limited Programs[3]	383	518	458	417.6
COVID-19 Time-Limited Funding[4]	–	–	41	26.2
Agriculture, Food and Rural Affairs (Total)	1,064	1,130	788	755.7
Attorney General (Base)	1,757	1,734	1,581	1,686.7
Statutory Appropriations — Crown Liability and Proceedings Act, 2019	17	192	60	–
One-time Accounting Adjustment for the Victim Fine Surcharges Program	–	–	196	–
COVID-19 Time-Limited Funding[4]	–	–	71	–
Attorney General (Total)	1,774	1,927	1,908	1,686.7
Board of Internal Economy (Total)	371	257	248	273.0
Children, Community and Social Services (Base)	16,782	17,070	16,996	17,843.0
COVID-19 Time-Limited Funding[4]	–	–	440	78.0
Children, Community and Social Services (Total)	16,782	17,070	17,436	17,920.9
Colleges and Universities (Base)	9,029	9,220	8,767	9,312.8
Student Financial Assistance	2,043	1,296	766	1,352.4
Time-Limited Infrastructure Funding under the Strategic Investment Fund	119	2	–	–
COVID-19 Time-Limited Funding[4]	–	–	292	21.4
Colleges and Universities (Total)	11,191	10,519	9,826	10,686.6
Economic Development, Job Creation and Trade (Base)	354	315	391	377.5
Time-Limited Investments	430	263	187	215.4
Bad Debt Expense	–	–	211	–
COVID-19 Time-Limited Funding[4]	–	–	3,106	344.7
Economic Development, Job Creation and Trade (Total)	783	579	3,896	937.6
Education (Base)	28,742	30,177	28,390	30,796.0
Teachers’ Pension Plan[5]	1,678	1,570	1,607	1,630.9
COVID-19 Time-Limited Funding[4]	–	–	2,885	760.0
Education (Total)	30,420	31,748	32,881	33,186.9
Energy, Northern Development and Mines (Base)[6]	1,361	1,099	897	1,084.0
Electricity Cost-Relief Programs	4,243	5,484	5,539	6,476.6
COVID-19 Time-Limited Funding[4]	–	–	906	187.2
Energy, Northern Development and Mines (Total)	5,604	6,583	7,342	7,747.8
Environment, Conservation and Parks (Base)	459	612	632	684.3
Time-Limited Investments	223	2	–	–
COVID-19 Time-Limited Funding[4]	–	–	3	12.9
Environment, Conservation and Parks (Total)	682	614	636	697.2
continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.10 Total Expense[1] (continued)
($ Millions)
Ministry Expense	Actual 2018–19	Actual 2019–20	Actual 2020–21	Current Outlook 2021–22
Executive Offices (Base)	33	32	32	40.4
Time-Limited Assistance	–	–	2	–
COVID-19 Time-Limited Funding[4]	–	–	6	3.0
Executive Offices (Total)	33	32	39	43.4
Finance (Base)	883	804	724	850.9
Investment Management Corporation of Ontario[7]	67	88	128	185.4
Ontario Municipal Partnership Fund	510	503	502	501.9
Power Supply Contract Costs	173	122	116	65.6
Time-Limited COVID-19 Fund[4]	–	–	–	2,165.2
COVID-19 Time-Limited Funding[4]	–	–	440	170.0
Finance (Total)	1,633	1,518	1,910	3,939.0
Francophone Affairs (Base)	6	5	5	6.5
COVID-19 Time-Limited Funding[4]	–	–	1	2.8
Francophone Affairs (Total)	6	5	6	9.3
Government and Consumer Services (Base)	706	683	627	752.3
Realty	1,012	924	1,099	1,144.6
COVID-19 Time-Limited Funding[4]	–	–	423	–
Government and Consumer Services (Total)	1,718	1,607	2,149	1,896.8
Health (Total)[8]	57,566	59,286	59,875	64,089.1
COVID-19 Health Response[9]	–	–	5,082	5,206.1
Heritage, Sport, Tourism and Culture Industries (Base)	934	907	719	1,028.2
Ontario Cultural Media Tax Credits	588	656	512	602.1
Ontario Cultural Media Tax Credits — Amounts Related to Prior Years	40	80	65	–
COVID-19 Time-Limited Funding[4]	–	–	120	188.3
Heritage, Sport, Tourism and Culture Industries (Total)	1,562	1,643	1,416	1,818.7
Indigenous Affairs (Base)	75	71	64	89.5
One-Time Investments including Settlements	215	16	149	–
COVID-19 Time-Limited Funding[4]	–	–	42	4.0
Indigenous Affairs (Total)	289	86	256	93.5
Infrastructure (Base)	161	81	154	372.9
Federal–Provincial Infrastructure Programs[2]	352	160	227	582.5
Waterfront Toronto Revitalization (Port Lands Flood Protection)	–	116	103	155.6
Municipal Infrastructure Program Investments[2]	–	–	197	400.0
COVID-19 Time-Limited Funding[4]	–	–	–	233.5
Infrastructure (Total)	512	358	682	1,744.5
continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.10 Total Expense[1] (continued)
($ Millions)
Ministry Expense	Actual 2018–19	Actual 2019–20	Actual 2020–21	Current Outlook 2021–22
Labour, Training and Skills Development (Base)	175	121	161	189.3
Training Tax Credits (Co-operative Education and Apprenticeship Training)[10]	183	152	98	88.9
Demand-Driven Employment and Training Programs	943	922	1,142	1,171.2
COVID-19 Time-Limited Funding[4]	–	–	33	579.4
Labour, Training and Skills Development (Total)	1,301	1,194	1,434	2,028.7
Long-Term Care (Total)[11]	4,329	4,423	4,513	5,779.0
Municipal Affairs and Housing (Base)	474	540	485	480.9
Time-Limited Investments	636	317	224	349.2
Social Housing Agreement — Payments to Service Managers[12]	367	341	313	284.5
COVID-19 Time-Limited Funding[4]	–	–	2,707	317.7
Municipal Affairs and Housing (Total)	1,477	1,197	3,729	1,432.3
Natural Resources and Forestry (Base)	500	529	507	574.0
One-Time Accounting Adjustment for Landfills	–	–	202	–
Emergency Forest Firefighting	208	136	115	200.0
COVID-19 Time-Limited Funding[4]	–	–	13	–
Natural Resources and Forestry (Total)	708	665	837	774.0
Seniors and Accessibility (Base)	51	52	55	66.5
Time-Limited Investments	–	–	–	9.1
COVID-19 Time-Limited Funding[4]	–	–	151	27.0
Seniors and Accessibility (Total)	51	52	206	102.7
Solicitor General (Base)	2,670	2,763	2,825	3,122.4
COVID-19 Time-Limited Funding[4]	–	–	94	4.0
Solicitor General (Total)	2,670	2,763	2,919	3,126.4
Transportation (Base)[6]	4,536	4,950	4,668	5,541.6
Federal–Provincial Infrastructure Programs	297	188	449	702.9
COVID-19 Time-Limited Funding[4]	–	–	2,188	345.4
Transportation (Total)	4,833	5,138	7,306	6,589.9
continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.10 Total Expense[1] (continued) ($ Millions)
Ministry Expense	Actual 2018–19	Actual 2019–20	Actual 2020–21	Current Outlook 2021–22
Treasury Board Secretariat (Base)	227	214	217	411.4
Employee and Pensioner Benefits[5]	1,165	1,665	1,485	1,766.5
Operating Contingency Fund	–	–	–	1,235.5
Capital Contingency Fund	–	–	–	165.3
COVID-19 Time-Limited Funding[4]	–	–	3	–
Treasury Board Secretariat (Total)	1,392	1,879	1,705	3,578.8
Interest on Debt[13]	12,384	12,495	12,274	12,971.0
Total Expense	161,135	164,768	181,297	189,115.4

[1]  On June 18, 2021, the Premier announced changes to the Executive Council that led to the establishment of new ministries as well as the transfer of responsibilities between ministries. The corresponding changes to the new government structure will be reflected in future publications.

[2]  Municipal and Federal–Provincial Infrastructure Program delivery transferred from the Ontario Ministry of Agriculture, Food and Rural Affairs to the Ontario Ministry of Infrastructure in 2020–21.

[3]  The 2019–20 amount includes extraordinary production insurance payout of $175 million above annual forecast due to 2019 crop conditions.

[4]  One-time COVID-19-related spending has been presented as part of COVID-19 Time-Limited Funding; see Table 3.7. For details on time-limited funding and contingencies, see Table 3.8.

[5]  Numbers reflect the pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements in Public Accounts of Ontario, 2017–2018.

[6]  Ontario Northland Transportation Commission transferred from the Ontario Ministry of Energy, Northern Development and Mines to the Ontario Ministry of Transportation beginning in 2020–21.

[7]  Based on the requirements of Public Sector Accounting Standards, the Province consolidates the Investment Management Corporation of Ontario into the Ontario Ministry of Finance.

[8] Includes accounting adjustments tied primarily to grants provided for infrastructure projects and other related investments.

[9]  For presentation purposes in the 2021 Economic Outlook and Fiscal Review, time-limited COVID-19-related spending has been included separately instead of within the Ontario Ministry of Health and Ontario Ministry of Long-Term Care. This change in presentation does not impact ministry allocations, which reflect the ministry structure(s) presented in the 2021–22 Expenditure Estimates.

[10]  The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit is eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017. Amounts from 2018–19 to 2020–21 include tax credit amounts related to prior years.

[11]  Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $4.2 billion in 2020–21 and $5.6 billion in 2021–22.

[12] The annual decline from 2018–19 to 2021–22 is mainly due to declining federal obligations, such as maturing mortgages, under the Social Housing Agreement.

[13]  Interest on debt is net of interest capitalized during construction of tangible capital assets of $175 million in 2018–19, $245 million in 2019–20, $230 million in 2020–21 and $236 million in 2021–22.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.11

Infrastructure Expenditures

($ Millions)

	Total	2021–22 Current Outlook

Sector	Infrastructure Expenditures 2020–21 Actual[1]	Investment in Capital Assets[2,3]	Transfers and Other Infrastructure Expenditures[4]	Total Infrastructure Expenditures
Transportation
Transit	5,051	4,216	1,426	5,642
Provincial Highways	2,653	2,487	186	2,673
Other Transportation, Property and Planning	246	107	75	182
Health
Hospitals	2,866	1,616	3	1,619
Other Health	254	60	244	304
Education	1,987	3,285	10	3,295
Postsecondary Education
Colleges and Other	311	829	64	893
Universities	137	–	93	93
Social	288	18	310	328
Justice	260	886	105	991
Other Sectors[5]	1,375	1,034	1,876	2,911
Total Infrastructure Expenditures	15,428	14,539	4,393	18,932
Less: Other Partner Funding[6]	2,489	1,765	–	1,765
Total[7]	12,939	12,774	4,393	17,167
[1]	Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.
[2]	Includes provincial investment in capital assets of $11.9 billion.
[3]	Includes $236 million in interest capitalized during construction.
[4]	Includes transfers to municipalities, universities and non-consolidated agencies.
[5]	Includes broadband infrastructure, government administration, natural resources, and the culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes Federal/Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.12

Ten-Year Review of Selected Financial and Economic Statistics1,2

($ Millions)

	2012–13	2013–14	2014–15
Revenue	120,319	122,955	126,152
Expense
Programs	120,103	123,330	126,199
Interest on Debt[3]	10,878	11,155	11,221
Total Expense	130,981	134,485	137,420
Reserve	–	–	–
Surplus/(Deficit)	(10,662)	(11,530)	(11,268)
Net Debt	259,947	276,169	294,557
Accumulated Deficit	174,256	184,835	196,665
Gross Domestic Product (GDP) at Market Prices	680,791	696,192	727,042
Primary Household Income	459,895	473,807	490,423
Population (000s) — July[4]	13,391	13,511	13,618
Net Debt per Capita (dollars)	19,413	20,441	21,631
Household Income per Capita (dollars)	34,345	35,069	36,014
Net Debt as a Per Cent of Revenue	216.0%	224.6%	233.5%
Interest on Debt as a Per Cent of Revenue	9.0%	9.1%	8.9%
Net Debt as a Per Cent of GDP	38.2%	39.7%	40.5%
Accumulated Deficit as a Per Cent of GDP	25.6%	26.5%	27.1%
[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]

Revenues and expenses have been restated to reflect the following fiscally neutral changes: i) revised presentation of education property taxes to be included in the taxation revenues; ii) reclassification of certain Government Business Enterprises to other government organizations; iii) reclassification of a number of tax measures that provide a financial benefit through the tax system to be reported as expenses; and iv) change in presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue.

[3]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $175 million in 2018–19, $245 million in 2019–20, $230 million in 2020–21 and $236 million in 2021–22.
[4]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2017–18, the population on July 1, 2017, is shown).

Note: Numbers may not add due to rounding.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

2015–16	2016–17	2017–18	2018–19	2019–20	Actual 2020–21	Current Outlook 2021–22
136,148	140,734	150,594	153,700	156,096	164,893	168,617

129,905	131,460	142,363	148,751	152,273	169,023	176,144
11,589	11,709	11,903	12,384	12,495	12,274	12,971
141,494	143,169	154,266	161,135	164,768	181,297	189,115
–	–	–	–	–	–	1,000
(5,346)	(2,435)	(3,672)	(7,435)	(8,672)	(16,404)	(21,499)
306,357	314,077	323,834	338,496	353,332	373,564	402,432
203,014	205,939	209,023	216,642	225,764	239,294	260,793
760,435	790,749	824,979	859,079	891,811	851,176	928,122
512,570	520,486	541,501	567,492	591,527	588,381	619,513
13,707	13,875	14,070	14,309	14,545	14,746	14,826
22,350	22,636	23,016	23,657	24,293	25,334	27,143
37,394	37,511	38,486	39,661	40,670	39,902	41,785
225.0%	223.2%	215.0%	220.2%	226.4%	226.5%	238.7%
8.5%	8.3%	7.9%	8.1%	8.0%	7.4%	7.7%
40.3%	39.7%	39.3%	39.4%	39.6%	43.9%	43.4%
26.7%	26.0%	25.3%	25.2%	25.3%	28.1%	28.1%

Chapter 4 Borrowing and Debt Management

Chapter 4: Borrowing and Debt Management

Introduction

The Province conducts its borrowing program responsibly and prudently to manage interest on debt (IOD) costs.

Ontario’s forecast total borrowing requirement in 2021–22 has decreased by $16.7 billion compared with the forecast from the 2021 Budget due to lower funding requirements as a result of lower-than-projected deficits. The long-term and short-term borrowing program forecasts have been reduced by $12.7 billion and $4.0 billion, respectively, despite the plan to pre-borrow $6.0 billion for 2022–23. To date, $28.8 billion, or 69 per cent, of this year’s $42.0 billion current long-term borrowing requirement has been completed.

Ontario’s net debt-to-GDP ratio is now forecast to be 43.4 per cent in 2021–22, compared with the forecast of 48.8 per cent in the 2021 Budget.

The Province is forecast to pay $13.0 billion in interest costs in 2021–22, down from the 2021 Budget forecast of $13.1 billion.

Ontario’s 2021–22 interest on debt-to-revenue is forecasted to be 7.7 per cent, a decrease of 0.8 percentage points from the 2021 Budget forecast of 8.5 per cent, demonstrating the continued relative affordability of Ontario’s debt.

Chapter 4: Borrowing and Debt Management

Borrowing Program

Ontario’s long-term borrowing requirement for 2021–22 is forecast to be $42.0 billion, $12.7 billion less than the 2021 Budget forecast. This is primarily due to a lower deficit forecast for 2021–22, combined with higher cash levels this fiscal year from the lower-than-planned deficit in 2020–21.

As a result of the deficit reported in the Public Accounts of Ontario 2020–2021, the government was left with cash reserves that were $10.1 billion higher compared to the projection in the 2021 Budget. This, combined with $0.8 billion in borrowing completed between the release of the 2021 Budget and the end of the fiscal year, increased the reported pre-borrowing in 2020–21 noted in Table 4.1 by $10.9 billion, and reduced 2021–22 borrowing requirements by an equivalent amount.

The total long-term borrowing requirements for 2022–23 and 2023–24 are forecast to be $45.3 billion and $45.9 billion, respectively, lower by $13.8 billion and $9.3 billion compared to the 2021 Budget forecast for those fiscal years.

Over the three-year outlook period, total long-term borrowing is now forecast to be $35.8 billion lower than forecast in the 2021 Budget. Furthermore, the short-term borrowing program is forecast to be $4.0 billion lower in 2021–22, reducing the Province’s overall borrowing needs by $39.8 billion over the outlook period compared to the 2021 Budget forecast.

Table 4.1

2021–22 Borrowing Program and Medium-Term Outlook

($ Billions)

			Current Outlook	Medium-Term Outlook
	2021 Budget	In-Year Change	2021–22	2022–23	2023–24

Deficit/(Surplus)	33.1	(11.6)	21.5	19.6	12.9
Investment in Capital Assets	11.8	0.1	11.9	12.7	12.2
Non-Cash Adjustments	(9.5)	–	(9.5)	(9.5)	(9.5)
Loans to Infrastructure Ontario	0.2	(0.0)	0.2	(0.1)	(0.0)
Other Net Loans/Investments	1.3	(0.3)	1.0	0.3	(1.0)
Debt Maturities/Redemptions	25.0	(0.0)	25.0	30.5	31.2
Total Funding Requirement	61.9	(11.8)	50.1	53.3	45.9
Decrease/(Increase) in Short-Term Borrowing	(6.0)	4.0	(2.0)	(2.0)	–
Increase/(Decrease) in Cash and Cash Equivalents	4.0	–	4.0	–	–
Pre-borrowing in 2020–21 for 2021–22	(5.2)	(10.9)	(16.2)	–	–
Pre-borrowing for 2022–23	–	6.0	6.0	(6.0)	–
Total Long-Term Public Borrowing	54.7	(12.7)	42.0	45.3	45.9

 Note: Numbers may not add due to rounding.

 Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

As of October 19, 2021, $28.8 billion, or 69 per cent, of this year’s long-term public borrowing was completed. The Province expects to complete its 2021–22 long-term public borrowing program before the end of the fiscal year, and subject to favourable market conditions, currently plans to pre-borrow $6.0 billion for 2022–23.

In the event that alternative economic scenarios materialize, the Province’s borrowing requirements in the next three years would also change. See Ontario’s Economic and Fiscal Outlook in Brief for more details and a description of the resulting alternative medium-term outlook scenarios. Under the Faster Growth scenario, long-term borrowing would decrease by a total of $17.4 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $12.5 billion over the same period.

Chapter 4: Borrowing and Debt Management

Approximately 76 per cent of 2021–22 borrowing has been completed in Canadian dollars through 25 syndicated issues and a Green Bond. Ontario’s target range for domestic borrowing remains unchanged at 65 to 80 per cent of borrowing completed for the 2021–22 fiscal year. This range will be further adjusted, if necessary, in response to evolving investor demand in the Canadian dollar and foreign currency debt markets.

Chapter 4: Borrowing and Debt Management

Foreign currency borrowing helps reduce Ontario’s overall borrowing costs by continuing to diversify Ontario’s investor base. This diversification ensures the government will continue to have access to capital even if domestic market conditions become challenging. Approximately $6.9 billion, or 24 per cent of this year’s long-term borrowing to date, has been completed in foreign currencies, primarily in U.S. dollars and euros.

Chapter 4: Borrowing and Debt Management

Green Bond Program

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $10.75 billion issued since 2014–15, with $10.25 billion outstanding.

In July 2021, Ontario launched its first Green Bond of fiscal 2021–22, and tenth Green Bond overall. This was a $2.75 billion issue and the largest Canadian dollar Green Bond issue ever launched. Eight projects were selected as eligible to receive funding from Ontario’s latest Green Bond, across the spectrum of clean transportation, energy efficiency and conservation, and climate adaptation and resilience framework categories. Subject to market conditions, Ontario plans to continue to issue multiple Green Bonds each fiscal year, including in 2021–22.

Chapter 4: Borrowing and Debt Management

Cost of Debt

The three-decade decline in interest rates has meant interest on debt (IOD) has not risen as quickly as Ontario’s debt. Chart 4.6 shows the declining effective interest rate Ontario is paying on its total debt portfolio.

Chapter 4: Borrowing and Debt Management

Ontario’s average cost of borrowing in 2021–22 is forecast to be 1.90 per cent, unchanged from the forecast in the 2021 Budget. A one percentage point change in interest rates either up or down from the current forecast is estimated to have a corresponding change in Ontario’s interest costs by approximately $0.7 billion in the first full year.

Chart 4.7 shows historic borrowing rates on debt issued and the forecast used to estimate the future cost of borrowing or IOD expense.

Chapter 4: Borrowing and Debt Management

Lower than forecast deficits and borrowing requirements have reduced Ontario’s interest costs. The IOD forecast for 2021–22 is $13.0 billion, down from the 2021 Budget forecast of $13.1 billion. IOD in 2022–23 and 2023–24 is forecast to be $13.1 billion and $13.8 billion, respectively, lower than the forecast in the 2021 Budget by $0.5 billion and $0.8 billion. However, IOD remains Ontario’s fourth-largest expense after health care, education and social services.

Chapter 4: Borrowing and Debt Management

Term of Debt

Ontario continues to extend the term of its debt, when investor demand allows, to reduce refinancing risk on maturing debt and capitalize on historically low interest rates. This also protects the IOD forecast, in the long term, against increases in interest rates from the current historically low levels. Ontario has issued $111.0 billion of bonds, or more than one-quarter of total debt, with maturities of 30 years or longer since 2010–11. This includes $7.5 billion so far in 2021–22.

As a result, the average term of Ontario’s debt portfolio, which now stands at 10.9 years, was extended by one year in 2014–15 from its 2009–10 level and has been held at that level since. With low interest rates and a large borrowing program, the current plan is to maintain the term of Ontario’s debt at these levels.

Chapter 4: Borrowing and Debt Management

Ensuring Adequate Liquidity Levels

Ontario has built and retained cash reserves, as depicted in Chart 4.10. This liquidity is needed to meet requirements for large cash outflows on a single day, including when maturing benchmark bond issues in excess of $10 billion come due, and to allow the government to quickly respond to any unforeseen economic or public health circumstances.

Chapter 4: Borrowing and Debt Management

Progress on the Debt Burden Reduction Strategy

In the 2021 Budget, the Province set out specific objectives for key ratios to measure debt sustainability, including a target for net debt-to-GDP over the medium-term outlook. The government remains committed to reducing the debt burden and putting Ontario’s finances back on a more sustainable path supported by GDP growth.

The specific objectives of Ontario’s debt burden reduction strategy reflected the high level of economic uncertainty as a result of the COVID-19 pandemic at the time of the 2021 Budget. As continued uncertainty remains, the Province will evaluate these objectives and targets, making adjustments, if necessary, in the 2022 Budget.

Ontario’s 2021–22 net debt-to-GDP ratio is now forecast to be 43.4 per cent, a decrease of 5.4 percentage points from the forecasted 48.8 per cent at the time of the 2021 Budget. This was due to lower than previously projected deficits and higher nominal GDP growth. Over the medium-term outlook, the net debt-to-GDP ratio is forecast to remain well below the 2021 Budget target of 50.5 per cent. Ontario’s net debt-to-GDP is now forecast to be 43.5 per cent in 2022–23, and 43.6 per cent in 2023–24, compared to the 2021 Budget forecasts of 49.6 per cent and 50.2 per cent, respectively.

Chapter 4: Borrowing and Debt Management

As of the 2021 Budget, in addition to net debt-to-GDP, the government began reporting on net debt-to-revenue and interest on debt-to-revenue as part of the overall debt burden reduction strategy.

The net debt-to-revenue ratio is projected to be 239 per cent in 2021–22, 47 percentage points below the 286 per cent forecast in the 2021 Budget. Over the medium-term outlook, this ratio is forecast to be 251 per cent in 2022–23 and 253 per cent in 2023–24, lower by 46 percentage points and 48 percentage points, respectively, compared to the forecast in the 2021 Budget.

Chapter 4: Borrowing and Debt Management

The IOD-to-revenue ratio is forecast to be 7.7 per cent in 2021–22, 0.8 percentage points lower than the 2021 Budget forecast. Despite increases in deficits and borrowing requirements caused by the COVID-19 pandemic, IOD-to-revenue over the medium term continues to remain lower than forecasted in the pre-pandemic 2019 Budget. It is also lower over the medium-term outlook when compared to the forecast in the 2021 Budget, demonstrating the continued relative affordability of Ontario’s debt. This ratio is forecast to remain below the peak reached following the global financial crisis in 2008–09 and lower than the levels in the early 1990s through to the mid-2000s.

Annex

Details of Tax Measures and Other Legislative Initiatives

Annex Details of Tax Measures and Other Legislative Initiatives

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview

This Annex contains detailed information on tax measures and other legislative initiatives proposed in this document.

Introducing the Ontario Staycation Tax Credit

The government is proposing a new, temporary Ontario Staycation Tax Credit for the 2022 tax year. This Personal Income Tax (PIT) credit would provide Ontario residents with support of 20 per cent of eligible 2022 accommodation expenses of up to $1,000 for an individual and $2,000 for a family, for a maximum credit of $200 or $400, respectively.

Ontario residents could apply for this refundable credit when they file their 2022 PIT returns and benefit even if they do not owe any PIT. An eligible accommodation expense would have to be:

•	For a stay of less than a month at an eligible accommodation such as a hotel, motel, resort, lodge, bed-and-breakfast establishment, cottage or campground in Ontario;

•	For a stay between January 1 and December 31 of 2022;

•	Incurred for leisure (e.g., a non-business purpose);

•	Paid by the Ontario tax filer, their spouse or common-law partner, or their eligible child, as set out on a detailed receipt;

•	Not reimbursed to the tax filer, their spouse or common-law partner, or their eligible child, by any person, including by a friend or an employer; and

•	Subject to Goods and Services Tax (GST)/Harmonized Sales Tax (HST), as set out on a detailed receipt.

Annex: Details of Tax Measures and Other Legislative Initiatives

Extending the Ontario Jobs Training Tax Credit

In the 2021 Budget, the government announced the temporary Ontario Jobs Training Tax Credit for the 2021 tax year. The government is proposing to extend this PIT credit by one year to 2022.

The parameters of this credit for 2022 would be the same as for 2021. This PIT credit would be refundable to support eligible individuals whether or not they owe PIT. The credit would be calculated as 50 per cent of eligible expenses for the year. The maximum credit would be $2,000 for the year.

Individuals would be able to claim the Ontario Jobs Training Tax Credit on their PIT returns for the year if they meet the following conditions:

•	They are resident in Ontario on December 31 of the year; and

•	They have a Canada training credit limit for the year that is greater than zero.

An individual can find their Canada training credit limit for a tax year on their latest notice of assessment or reassessment for the previous tax year, which is provided by the Canada Revenue Agency (CRA). To have a positive Canada training credit limit for 2022, an individual must have met income and other conditions set out in the federal Income Tax Act for at least one of 2019, 2020 or 2021. Furthermore, eligible claimants for the 2022 provincial tax credit would be at least 26 years old and not older than 65 at the end of 2022.

Eligible expenses would be the same as those that can be claimed for the Canada training credit. These include tuition and other fees paid to an eligible educational institution in Canada for courses taken in the tax year, or fees paid to certain bodies regarding an occupational, trade or professional examination taken in the year.

With this proposed extension, individuals could claim the Ontario Jobs Training Tax Credit on their 2021 and 2022 PIT returns.

Annex: Details of Tax Measures and Other Legislative Initiatives

Extending the Ontario Seniors’ Home Safety Tax Credit

In the 2020 Budget, the government announced the temporary Seniors’ Home Safety Tax Credit for the 2021 tax year. The government is proposing to extend this PIT credit by one year to 2022.

The parameters of this credit for 2022 would be the same as for 2021. This credit would be refundable to support eligible individuals whether or not they owe PIT. The credit would be claimed for eligible expenses by senior homeowners and renters or people who live with senior relatives.

Expenses would be eligible if they are paid or become payable in 2022 and would be for renovations that improve safety and accessibility or help a senior be more functional or mobile at home. Eligible expenses would include:

•	Renovations to permit a first-floor occupancy or secondary suite for a senior;

•	Grab bars and related reinforcements around the toilet, tub and shower;

•	Wheelchair ramps, stair/wheelchair lifts and elevators;

•	Non-slip flooring;

•	Additional light fixtures throughout the home and at exterior entrances;

•	Automatic garage door openers; and

•	Modular or removable versions of a permanent fixture, such as modular ramps and non-fixed bath lifts.

Additional information about eligibility is set out in legislation.

The Seniors’ Home Safety Tax Credit would be worth 25 per cent of up to $10,000 in eligible expenses for a senior’s principal residence in Ontario in the year. The maximum credit would be $2,500 for the year. As in 2021, the annual $10,000 maximum per household could be shared by the people who live together, including spouses and common-law partners.

Individuals would claim the credit for their expenses if improvements were made to their principal residence or to a residence that they reasonably expect to become their principal residence within the 24 months following the end of the year. Also, the credit could be claimed for an individual’s share of improvements done by a condominium corporation, or similar body, to property that includes the individual’s principal residence, provided the improvements meet the eligibility conditions.

Annex: Details of Tax Measures and Other Legislative Initiatives

If an improvement is paid for in instalments, all expenses for that improvement would be considered to have been paid when the final instalment becomes payable. The final instalment for the improvement would have to become payable in the 2022 tax year.

To claim the tax credit, seniors or their family members should save their receipts from vendors. Obtaining receipts from vendors would also help ensure that vendors report these amounts for tax purposes.

With this proposed extension, individuals could claim the Seniors’ Home Safety Tax Credit on their 2021 and 2022 PIT returns.

Fighting Financial Crimes and Tax Evasion

Ontario is proposing legislative amendments to the Business Corporations Act to introduce beneficial ownership information requirements as a measure to prevent and better detect the use of corporations for tax evasion, money laundering or other illicit financial activities. By proposing these beneficial ownership measures, Ontario would join most other Canadian jurisdictions.

The government is proposing that privately held business corporations would be required to collect and maintain beneficial ownership information and make it available upon request to law enforcement, tax authorities, and certain regulatory authorities including the Ontario Securities Commission, Financial Services Regulatory Authority of Ontario, and the Financial Transactions and Reports Analysis Centre of Canada. Corporations that offer securities to the public and their wholly owned subsidiaries would be exempt from the proposed information requirements. These amendments would be effective on January 1, 2023 to ensure businesses have the time to adjust to these new information requirements. The government will engage with stakeholders on the implementation of these measures to ensure they do not impose undue burden on business owners.

Annex: Details of Tax Measures and Other Legislative Initiatives

Individual with Significant Control

The proposed information requirements would apply to an individual, referred to as an “individual with significant control,” who:

•

Owns, controls, or directs 25 per cent or more of the voting shares of the corporation or shares that are worth 25 per cent or more of the fair market value of all outstanding shares of the corporation; or

•	Has direct or indirect influence over the corporation without owning at least 25 per cent of the shares.

A person would also be an individual with significant control if they own or control a significant number of shares jointly with other people. In addition, if a group of related persons collectively controls at least 25 per cent of the shares of a corporation, then each person would be an individual with significant control. A related person would include an individual and their spouse, son or daughter, or any other relative living in the same house.

Information Requirements

Corporations would need to maintain the following information on each individual with significant control:

•	Name, date of birth and address;

•	Jurisdiction of residence for tax purposes;

•	Date of becoming or no longer being an individual with significant control;

•	A description of how the individual has significant control over the corporation, including a description of any interests and rights in shares of the corporation; and

•	A description of the steps the corporation takes to keep this information current each year.

Updates would be needed at least once during each financial year of the corporation, and within 15 days of the corporation becoming aware of a change to any relevant information.

Annex: Details of Tax Measures and Other Legislative Initiatives

Property Tax Stability and Competitiveness

In 2019, the government announced a plan to conduct a review of Ontario’s property assessment and taxation system and seek input on opportunities to:

•	Enhance the accuracy and stability of property assessments;

•	Support a competitive business environment; and

•	Strengthen the governance and accountability of the Municipal Property Assessment Corporation (MPAC).

The Ontario Ministry of Finance has been conducting consultation meetings and receiving input from municipalities, taxpayers, business and industry associations and other interested stakeholders. Municipal consultation has taken place through a range of forums, including an advisory committee comprised of representatives nominated by the Association of Municipalities of Ontario and the City of Toronto, as well as meetings with individual municipalities. Business engagement has taken place through meetings with business and industry associations and representatives of key sectors. As well, interested stakeholders have been encouraged to share feedback through written submissions and other targeted opportunities.

The government appreciates the constructive input and ideas that have been shared by municipalities, businesses, industry associations and other interested stakeholders throughout this review. While the government will continue to review the input that was received, it is acting now on some measures. They are summarized below under the three themes of the review.

Annex: Details of Tax Measures and Other Legislative Initiatives

Enhancing Assessment Accuracy and Stability

Providing Continued Stability

As announced in the March 2020 Economic and Fiscal Update and the 2021 Budget, the reassessments that were scheduled to be conducted for the 2021 and 2022 tax years were postponed. This provided much-needed stability and certainty to residents and businesses, and it enabled municipalities to focus on responding to the challenges posed by the COVID-19 pandemic.

Input regarding the timing and valuation date for the next reassessment has been sought through the Property Assessment and Taxation Review. During these consultations, the government heard a wide range of views expressed by municipal and taxpayer representatives.

The government has considered the advice that was received and has concluded that the priority is maintaining stability for taxpayers and municipalities at this time. As such, property assessments for the 2022 and 2023 tax years will continue to be based on the same valuation date that was used for 2021.

The input that has been received during the review will help to inform decisions regarding future reassessments. The government remains open to receiving further advice related to property assessment accuracy and stability.

Enhancing Stability and Legislative Clarity

During the consultations, input was received on a number of broad issues related to the accuracy and stability of property assessments. Two key examples relate to the importance of productive and effective information exchange between MPAC and business property owners, and concerns about the potential impact of speculative sales activity. The government is examining possible approaches to respond to this input.

In addition to discussions related to broader property assessment issues, some advice was focused on specific property types.

Annex: Details of Tax Measures and Other Legislative Initiatives

Airports

Federal authorities operating airports in Ontario are required to make payments in lieu of property tax (PILT) to municipalities based on the number of passengers that travel through the airports annually. These airports include Billy Bishop Toronto City Airport, London International Airport, Ottawa International Airport, Toronto Pearson International Airport, and Thunder Bay International Airport.

The framework for this PILT has historically included a five per cent cap on annual increases. Municipalities have expressed concerns with this cap in relation to the impact of the COVID-19 pandemic.

The COVID-19 pandemic has resulted in an unprecedented decline in airline passenger traffic, which will significantly reduce the amount of PILT that airport authorities pay to their host municipalities. Both municipalities and airport authorities have acknowledged the concern that as passenger volumes recover, the five per cent cap would prevent PILT payments from increasing to reflect that recovery.

In response to input received during the consultations, the Province will temporarily suspend the five per cent cap until passenger volumes return to pre-pandemic levels for each airport. This will enable the PILT to grow in tandem with the recovery in passenger volumes, providing fairness to municipalities while maintaining longer term predictability for airport authorities. The government will continue to engage with stakeholders to consider their input on issues surrounding PILT.

Université de l’Ontario français

The government proposes to amend the Assessment Act to ensure that the new campus of the Université de l’Ontario français (UOF) is exempt from property tax. This approach would treat the UOF similarly to other universities and assist the institution in directing funds to priority initiatives that support students and academic programming.

Further Opportunities for Legislative Clarity

The Province is continuing to work closely with MPAC to ensure accuracy in property assessments and clarity in the property tax system. For example, the government proposes to amend the Assessment Act by simplifying the legislative requirements with respect to the assessment of pipeline properties, including the designation of pipelines by owners.

Annex: Details of Tax Measures and Other Legislative Initiatives

Supporting a Competitive Business Environment

Incenting Redevelopment of Brownfield Sites

The Brownfields Financial Tax Incentive Program (BFTIP) incents the redevelopment of unproductive contaminated lands by providing for the reduction of municipal and education property taxes on brownfield sites that undergo rehabilitation.

To increase the incentive provided under this program, the Province will extend the period for matching provincial education tax assistance from three to six years for business developments and 10 years for residential developments. In addition, the Province intends to streamline administrative processes for this program, particularly related to the timeliness of the review of applications.

These enhancements will also support the objectives of More Homes, More Choice: Ontario’s Housing Supply Action Plan.

Supporting On-Farm Businesses

During consultations with the farm sector and municipalities, opportunities were identified to enhance property tax programs that support farm businesses and encourage their expansion. Based on this feedback, the Province is proposing to move forward with a number of measures.

Currently, municipalities have the option of adopting a small-scale on-farm business subclass that provides a reduced tax rate on the first $50,000 of eligible assessment. The government is increasing this assessment threshold to $100,000 in order to support the establishment and expansion of on-farm value-added activities. While the Province will apply a reduced business education tax rate to this increased $100,000 threshold for all eligible properties, municipalities will have the option to maintain the current assessment threshold of $50,000 for municipal tax purposes.

In addition, the following measures will be introduced:

•	Extend the farm property tax treatment that currently applies to the processing of maple sap to include all edible tree saps;

•	Increase the current limit on the property tax exemption for farm woodlots from 20 to a proposed 30 acres to keep pace with the growth of farm sizes in Ontario; and

•	Streamline and simplify application processes for the Farm Property Class Tax Rate Program.

Annex: Details of Tax Measures and Other Legislative Initiatives

Strengthening the Governance and Accountability of the Municipal Property Assessment Corporation

Improving Transparency

In support of continuous improvement and increased transparency, work is underway with MPAC to develop a comprehensive performance measurement framework. As part of this work, MPAC will publish an annual performance report beginning in 2022.

Improving MPAC’s Board Governance

MPAC is governed by a 13-member board of directors comprised of seven municipal representatives, four taxpayer representatives, and two provincial representatives. Current legislation limits the ability of this board to operate in the event of a single vacant position.

To support the effective functioning of the board, a legislative amendment is being introduced to ensure that a vacancy on the board does not impede the conduct of business by the corporation, provided that two-thirds of the board positions are filled (i.e., nine representatives) and the municipal representatives constitute a majority.

This change would support continuous, timely and effective decision-making by the board and bring it more in line with the approach for other agencies in Ontario.

Annex: Details of Tax Measures and Other Legislative Initiatives

Summary of Measures

Table A.1 reflects the cost of proposed tax measures in this document.

Table A.1

Summary of Measures

($ Millions)
	2021–22	2022–23	2023–24

Ontario Staycation Tax Credit	70	200	–

Ontario Jobs Training Tax Credit Extension	70	205	–

Ontario Seniors’ Home Safety Tax Credit Extension	10	25	–

Incenting Redevelopment of Brownfield Sites	–	2	3

Supporting On-Farm Businesses	s	s	s

Total	150	432	3

Notes: Numbers reflect the benefit to individuals, families, businesses, and other beneficiaries. Numbers also represent an increase in government expense or a decrease in government revenue. Numbers may not add due to rounding.

– = a nil amount.

s = a small amount (less than $1 million).

Source: Ontario Ministry of Finance.

Annex: Details of Tax Measures and Other Legislative Initiatives

Technical Amendments

Amendments will be proposed to various statutes administered by the Minister of Finance to improve administrative effectiveness or enforcement, maintain the integrity and equity of Ontario’s tax and revenue collections system, or enhance legislative clarity or regulatory flexibility to preserve policy intent.

Technical amendments are proposed to the Taxation Act, 2007 that would:

•	Clarify that the Ontario Tax Reduction (OTR) and the Low-income Individuals and Families Tax (LIFT) credit are available on the final tax return of a deceased person.

•	Ensure that the OTR, LIFT credit and certain refundable credits are not available for a bankrupt individual.

•	Update the Ontario Child Benefit definition of “shared-custody parent” to parallel a recent change to the federal definition.

•	Clarify the availability of the tax credit for unused tuition education tax credits.

An amendment to the Corporations Tax Act is proposed to clarify that the permanent establishment rule in subsection 4(12) does not apply to the Ontario premium tax liability of an insurance corporation licensed to sell insurance in Ontario. The proposed amendment would be deemed to have come into force on December 9, 2002.

An amendment to the Employer Health Tax Act is proposed to update the instalment thresholds related to interest and penalties from $600,000 to $1.2 million. This would follow a prior increase to other instalment thresholds.

An amendment to the Education Act is proposed to clarify that rates prescribed by the Minister of Finance for the calculation of payments in lieu of taxes reflect the tax rate that would apply if properties subject to payments in lieu of taxes were taxable.

An amendment to the Municipal Act, 2001 and to the City of Toronto Act, 2006 is proposed to clarify the Minister of Finance’s regulatory authority relating to the determination of relative tax burdens for business properties set by municipalities.

A Plan Informed by the People

A Plan Informed by the People

Throughout the COVID-19 pandemic, the government has engaged in a series of consultations with the people of Ontario to help inform the Province’s ongoing response to fight this virus. These consultations have provided the government an opportunity to hear from people across Ontario.

As part of its plan to protect our progress while building Ontario, the government will continue its consultations with the people of the province about what they want to see in the 2022 Budget.

Details of these consultations will be released in the near future. In the interim, the people of Ontario can share ideas for the 2022 Budget by email or by mail directly to the Minister of Finance:

By Mail

The Honourable Peter Bethlenfalvy

Minister of Finance

c/o Budget Secretariat

Frost Building North, 3rd Floor

95 Grosvenor Street

Toronto, ON M7A 1Z1

By Email

submissions@ontario.ca

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